PPG

# A Foundation Built for Performance and Growth



2003 Annual Report and Form 10-K

PPG Industries, Inc.


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## Markets Served by PPG

*Approximate Percent of Sales in 2003*

**1 Consumer 15%**
**2 Aftermarket, Maintenance and Service 32%**
**3 New Vehicles and Aircraft 31%**
**4 Industrial 13%**
**5 New Construction 9%**

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**Segment Net Sales in 2003:**

**Coatings 55%**
**Glass 25%**
**Chemicals 20%**

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## PPG's Product Array

**Aerospace.** Global supplier of sealants, coatings and application systems and world's leading supplier of cockpit transparencies, serving original equipment manufacturers and the maintenance market for the commercial, military and general aviation industries. Also manufactures sealants for architectural insulating glass units. **2, 3, 5**

**Architectural Coatings.** Under the *Pittsburgh* Paints, *Olympic, Porter, Monarch, Lucite* and *PPG HPC* (High Performance Coatings) brands, this unit produces paints, stains and specialty coatings for commercial, maintenance and residential markets. **2, 4, 5**

**Automotive Coatings.** Global supplier of automotive coatings and services to auto and light truck manufacturers. Products include electrocoats, primer surfacers, base coats, clear coats, pretreatment chemicals, adhesives and sealants. **3**

**Automotive OEM Glass.** Produces original equipment windshields, rear and side windows and related assemblies for auto and truck manufacturers. **3**

**Automotive Refinish.** Produces and markets a full line of coatings products and related services for automotive repair and refurbishing as well as specialty coatings for sign, light industrial and fleet markets. Also created and manages *CertifiedFirst,* the premier group in PPG's collision shop network. **2, 4**

**Automotive Replacement Glass.** Fabricates and distributes replacement windshields and rear and side windows. Also responsible for *PPG PROSTARS* marketing alliance in the retail auto glass replacement market. **2**

**Chlor-Alkali and Derivatives.** A world leader in the production of chlorine, caustic soda and related chemicals for use in chemical manufacturing, pulp and paper production, water treatment, plastics production and many other products. **1, 2, 3, 4, 5**

**Fiber Glass.** Maker of fiber glass yarn for use in electronics, especially printed circuit boards, specialty materials and as a reinforcing agent in thermoset and thermoplastic composite applications. **1, 2, 3, 4, 5**

**Fine Chemicals.** Produces advanced intermediates and bulk active ingredients for the pharmaceutical industry, and phosgene derivatives used in plastics, agricultural, pharmaceutical and other industries. **1, 4**

**Flat Glass.** Produces flat glass that is fabricated into products primarily for the residential, construction, appliance, mirror and transportation industries. **1, 2, 5**

**Industrial Coatings.** Produces a wide variety of coatings for the manufacture of appliances, agricultural and construction equipment, consumer electronics, heavy-duty trucks, automotive parts and accessories, coil, extrusions, wood flooring and other finished products. **1, 2, 3, 4, 5**

**Insurance & Services.** An array of service businesses linking the automotive aftermarket and the insurance industry. Includes *LYNX Services,* a wholly owned subsidiary, offering a variety of claims management solutions and call center services to leading insurance companies. **2**

**Optical Products.** Produces optical monomers, including *CR39* and *Trivex* lens materials, photochromic dyes and *Transitions* photochromic ophthalmic plastic eyewear. **1**

**Packaging Coatings.** Global supplier of coatings, inks, compounds, pretreatment chemicals and lubricants for metal and plastic containers for the beverage, food, general line and specialty packaging industries. **1**

**Silicas.** Produces more than 100 varieties of amorphous silicas used as free-flow agents in products such as salt, reinforcing agents in tires and other rubber products and flatting agents in paints. Also manufactures *Teslin* synthetic printing sheet. **1, 2, 3, 4**

**Responsible Care**
*Good Chemistry at Work*

**coatings care**

## At a Glance

Established in 1883, PPG Industries is a leading diversified manufacturer that supplies products and services around the world.

The company makes protective and decorative coatings, sealants, adhesives, metal pretreatment products, flat glass, fabricated glass products, continuous-strand fiber glass products, and industrial and specialty chemicals — including photochromic ophthalmic lenses, optical monomers, silicas and fine chemicals.

With headquarters in Pittsburgh, PPG has 108 manufacturing facilities and equity affiliates in Argentina, Australia, Brazil, Canada, China, England, France, Germany, India, Ireland, Italy, Japan, Malaysia, Mexico, the Netherlands, the Philippines, South Korea, Spain, Taiwan, Thailand, Turkey, the United States and Venezuela.

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## Contents



## Financial Highlights 2003

| FOR THE YEAR | 2003 | CHANGE | 2002 |
|---|---|---|---|
| Net sales | $8,756 | 9% | $8,067 |
| Net income (loss)† | $494 | 816% | $(69) |
| Earnings (loss) per share†* | $2.89 | 805% | $(0.41) |
| Dividends per share | $1.73 | 2% | $1.70 |
| Return on average capital** | 13.0% | 4,233% | 0.3% |
| Operating cash flow | $1,123 | 29% | $872 |
| Capital spending — including acquisitions | $220 | -15% | $260 |
| Research and development | $306 | 6% | $289 |
| Average shares outstanding* | 170.9 | 1% | 169.9 |
| Average number of employees | 32,900 | -4% | 34,100 |
| **AT YEAR END** | | | |
| Working capital | $1,398 | 36% | $1,025 |
| Shareholders' equity | $2,911 | 35% | $2,150 |
| Shareholders (at Jan. 31 '04 and '03) | 28,337 | -1% | 28,704 |

*Average shares outstanding and all dollar amounts except per share data are in millions.*



7,995
8,629
8,169
8,067
8,756
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
99
00
01
02
03


**NET SALES**
*Millions of Dollars*



568
620
387
(69)
494
800
700
600
500
400
300
200
100
0
99
00
01
02
03


**NET INCOME†**
*Millions of Dollars*



3.23
3.57
2.29
(.41)
2.89
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0
99
00
01
02
03


**EARNINGS PER SHARE†***
*Dollars*



1.52
1.60
1.68
1.70
1.73
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0
99
00
01
02
03


**DIVIDENDS PER SHARE**
*Dollars*

† *Includes in 2003 aftertax charges of $23 million, or 14 cents a share, to reflect the net increase in the current value of the Company's obligation under the asbestos settlement agreement; $6 million, or 3 cents a share, for the cumulative effect of an accounting change; and $2 million, or 1 cent a share, for restructuring. Includes in 2002 aftertax charges of $484 million, or $2.85 a share, representing the estimated cost of the asbestos settlement; $9 million, or 5 cents a share, for the cumulative effect of an accounting change; and $52 million, or 31 cents a share, for restructuring.*

* *Assumes dilution*

** *Excludes the cumulative effect of the accounting change*

IN 2003 "WE PAID DOWN DEBT BY NEARLY $400 MILLION, REDUCING OUR DEBT-TO-TOTAL-CAPITAL RATIO TO 36 PERCENT, SURPASSING OUR YEAR-END GOAL OF 40 PERCENT. IN ADDITION, WE INCREASED OUR CASH POSITION FOR THE YEAR BY ABOUT $375 MILLION AND EXPECT STRONG CASH FLOW AGAIN IN 2004."



## Letter from the Chairman

After a nearly three-year downturn, the North American industrial economy finally began to rebound in the second half of 2003. Combined with plentiful growth in Asia and a slight improvement in Europe, our volumes have increased for seven consecutive quarters. This slow but gradual global recovery — and our continued success in building a foundation for performance and growth — were reflected in our financial results.

We recorded 2003 net income of $494 million, or $2.89 a share, including aftertax charges of $23 million, or 14 cents a share, to reflect the net increase in the current value of the company's obligation under our asbestos settlement agreement; $6 million, or 3 cents a share, for the cumulative effect of a required change in the accounting for asset retirement obligations; and $2 million, or 1 cent a share, for restructuring. Sales for 2003 were a record $8.8 billion.

That compares with 2002, when we reported a net loss of $69 million, or 41 cents a share, including aftertax charges of $484 million, or $2.85 a share, for the asbestos settlement; $52 million, or 31 cents a share, for restructuring; and $9 million, or 5 cents a share, for the cumulative effect of a required accounting change. Sales for 2002 were $8.1 billion.

Net income was up $563 million in 2003, largely because the charges for asbestos, restructuring and accounting changes were $514 million less than in 2002. The remaining increase of $49 million was the result of a combination of factors. Earnings increased because of stronger pricing in commodity chemicals; increased volumes in all three segments, coatings, glass and chemicals; stronger currencies in Europe; and greater manufacturing efficiencies and lower overhead costs in coatings and glass.

Several factors, meanwhile, partially offset these gains, including pension and retiree medical costs, which were $146 million higher than the year before. In addition,

***Raymond W. LeBoeuf, right, chairman and chief executive officer, and Charles E. Bunch, president and chief operating officer.***

rising natural gas prices reduced operating income by about $100 million.

PPG delivered another year of strong cash flow in 2003, generating a record $1.1 billion in cash from operations. We paid down debt by nearly $400 million, reducing our debt-to-total-capital ratio to 36 percent, surpassing our year-end goal of 40 percent. In addition, we increased our cash position for the year by about $375 million and expect strong cash flow again in 2004. This supports our goal of sustaining our dividend at about one-third of earnings per share over time. In 2003 we raised shareholder payments for the 32nd consecutive year and continued our legacy of paying uninterrupted dividends since 1899.

Additional cash on hand also positions us to reduce debt further, buy back shares once again and invest for growth, possibly in the form of acquisitions. Although we do not believe there are any large acquisitions on the horizon, small acquisitions in our optical products and architectural and industrial coatings businesses are possible.

Acquisitions, as well as divestitures, have played an important role in our company's three-point strategic direction, whose overriding goal is to increase earnings growth and consistency. The strategies are to:

- **Build A Better Mix of Businesses**
- **Create Breakthrough Products**
- **Improve Our Customers' Results**

The progress we have made in pursuing these strategies since the late 1990s enabled us to weather the industrial downturn better than our peers and the overall market. Since 2000, PPG returned a total of 15 percent per year to its shareholders, compared with 10.5 percent for the S&P Materials Index and minus 4 percent for the S&P 500.

## Build A Better Mix of Businesses

Our acquisition and divestiture activity in the late 1990s contributed to that success. We divested our European flat and automotive glass and Chinese glass businesses. At the same time, we invested nearly $2 billion in coatings acquisitions. As a result, we are positioned to grow as the global economy continues to gain strength.


PPG

***A Dell notebook computer part painted by Huan Hsin Holdings Ltd. is examined by Sung Ping, a quality inspector for the company, and PPG technical service manager Xie Yijun, in Shanghai, China.***

Supplying liquid coatings that meet the rigid requirements of the world's leading computer systems company is only half the challenge. Ensuring the paint arrives on time at multiple locations for a customer that has redefined the concept of "just-in-time" manufacturing is every bit as important.

PPG industrial coatings facilities in Asia supply liquid coatings to Dell for its *Latitude* and *Inspiron* notebook computers and three models of the company's hand-held computers.

A PPG account manager works with members of Dell's design, engineering, procurement and quality departments at its corporate headquarters in Austin, Texas, supporting the coordination and supply of coatings materials to manufacturing locations around the world.

Meanwhile, a PPG account manager in Asia coordinates the supply logistics and assures color harmony for the many applicators in China, Japan, Malaysia, Singapore, South Korea and Taiwan, which are selected and approved by Dell and its manufacturing partners.

As a result, PPG helps Dell achieve seamless management of its coatings supply chain while meeting the color, performance and time specifications the company and its customers demand.


OLYMPIC
Premium
25 Year Warranty
Interior Latex
Eggshell
One Coat ColorLast™ Formula*
Excellent Durability • Stain Resistant • Scrubbable
Ultra White - 72401
(Also Base 1)
OLYMPIC
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25 Year Warranty
Exterior Latex
Semi-Gloss
100% Acrylic Duralife™ Formula
White - 73210
LOWE'S shop @ lowes.com
LOWE'S
LOWE'S shop @ lowes.com

*Olympic paints are sold exclusively at Lowe's home improvement stores, where approximately 9 million customers shop each week.*

Lowe's rise to become the world's second-largest home improvement retailer, with 950 locations in 45 states, has also fueled impressive growth in the sales of *Olympic* paints and stains.

Manufactured by PPG's architectural coatings unit, *Olympic* paints have been sold exclusively at Lowe's since 1997. In addition, PPG supplies Lowe's with *Olympic* interior and exterior stains. A dedicated force of more than 100 PPG employees ensures Lowe's shelves are stocked with *Olympic* brand products and assists customers with their coatings needs. In 2004, PPG is investing further in its relationship with Lowe's with new in-store paint color centers, highlighting the *Olympic* brand and its wide selection of colors.

From its original store 58 years ago in rural North Carolina, Lowe's has grown to become a *Fortune 100* company with home improvement superstores coast to coast, being named America's Most Admired Specialty Retailer by *Fortune* magazine in 2003. Growing westward and northward, Lowe's has extended its reach into the top 25 metro markets, containing one-half of the nation's do-it-yourself market. Lowe's opened 130 new stores in 2003 and plans to open 140 more in 2004.

Take, for example, the coatings acquisitions we made in Asia. The facilities we acquired, in combination with a series of existing operations, have enabled us to participate in the tremendous growth in that region. We have grown our electrodeposition coatings business there tenfold over the past two years, supplying a wide range of end-use markets, such as automotive parts and accessories, appliances, aluminum extrusion and fasteners. In addition, the demand for powder coatings is growing rapidly, and we're well-positioned to fill that need, beginning production in 2003 at plants in China and Malaysia. We also have aerospace application support centers in Australia, China and Singapore. As a result of our focus on Asia, coatings sales in the region have doubled since 1999, and sales margins — thanks to our continuing efforts to reduce costs, even in a high-growth region — are now on par with our coatings segment as a whole.

Another area where acquisitions have positioned us for growth is architectural coatings. In addition to the growth we're enjoying in sales to home centers, we have built a network of company-owned stores that is the fourth-largest chain in North America. In the process of building this network, we have developed an expertise in store operations management. With less than a 10-percent share of the North American architectural coatings market, we have plenty of room to grow. We also have the ability to use this network, as well as our company's glass and coil- and extrusion-coatings relationships, to increase our participation in commercial building projects. Furthermore, we can leverage our company-owned stores to penetrate the light industrial coatings market, which includes manufacturers employing fewer than 100 employees and purchasing up to $200,000 worth of paint a year.

Our growth strategies have also challenged us to move closer to the end customer. An example of this is in the automotive aftermarket. As insurance companies sought ways to increase their efficiency in dealing with automotive glass replacement installers and others, we created *LYNX Services,* our auto glass claims management business. As a result, insurers have outsourced their auto glass claims to our call centers, which have sophisticated information technology. Today we are the leading auto glass claims processor in the nation, handling nearly one in two outsourced claims nationwide, bringing substantial efficiencies to insurance companies and their policyholders. We aren't stopping there, however. We have developed a host of technology solutions enabling glass shops, insurance companies, suppliers and vendors to conduct business more efficiently. Our approach for creating additional value in the automotive aftermarket reflects the changing nature of the marketplace.

Such changes are reflected in the updated PPG Industries Blueprint, which was refreshed in 2003. Though the document that outlines our vision, values, strategies and outcomes has remained largely unchanged since it was first introduced in 1985, we periodically review it to ensure its relevance within the competitive landscape.

## Create Breakthrough Products

In today's manufacturing environment, research and development are among the few proven avenues for sustainable growth. That's why we increased our Blueprint goal for the sale of new products. Today we want to generate 35 percent of our sales from products 4 or fewer years old. Previously, we defined new products as 5 or fewer years old.

Let me give you an example of why we place such a high priority on technical innovation. In the 1990s, using our expertise to develop photochromic dyes, we discovered a way to make plastic ophthalmic lenses darken when exposed to ultraviolet light and then return to a clear state in its absence, or indoors. We formed Transitions Optical, a 51-percent-owned joint venture with lens maker Essilor International, and have consistently improved the performance of *Transitions* lenses during the past 10 years, becoming the undisputed world leader in photochromic plastic eyewear. Backed by a $25-million media campaign — the largest such advertising commitment ever made for a PPG product — the fourth generation of this product has generated sales that are growing at twice the rate of the previous generation. As a result, we have increased the U.S. market for photochromic lenses by nearly 40 percent.



***Representatives of* LYNX Services *enable policyholders to file auto claims and schedule repairs with a single telephone call.***

By the nature of its business, *LYNX Services* is virtually anonymous to consumers. But among insurance companies, *LYNX Services* is well-known, handling more than 3 million claims a year.

When policyholders contact their participating insurance companies to file auto glass claims, the calls are automatically routed to *LYNX Services* representatives at computerized call centers in Paducah, Ky., or Fort Myers, Fla.

*LYNX Services* manages all aspects of the auto glass claim, including taking the policyholder's "first notice of loss," verifying coverage, locating the policyholder's preferred choice of a glass shop to do the work, reviewing the glass shop invoice and issuing payment to the glass shop. Leveraging this process expertise, *LYNX Services* entered the collision claims management business in 2003.

*LYNX Services* is the largest business within PPG's insurance and services unit. The others are *GTS Services*, which develops and implements software systems and solutions for the auto replacement and flat glass industries; *GLAXIS*, an electronic hub enabling participants in the auto glass replacement market to conduct business online; and *CEI*, a joint venture that manages collision claims for fleet vehicle and leasing companies. All are part of PPG's effort to generate efficiencies for insurance companies and providers in the automotive aftermarket.


Lens

*Grady Lenski, senior director of trade sales, left, and Yvan Bertrand, far right, national account executive for Transitions Optical, review the benefits of* Transitions *lenses with Eduardo Ortiz, optical manager of the Costco warehouse in Clearwater, Fla.*

*Transitions* photochromic ophthalmic lenses are no ordinary eyewear, and the commitment Transitions Optical and Costco make to educating optical staff is equally exceptional.

Professionally accredited coursework, some led by Transitions Optical professionals, and monthly training materials enable the opticians at Costco, a membership warehouse chain, to recommend products with confidence, including *Transitions* lenses, the most advanced lens technology ever developed. *Transitions* lenses are as clear as regular eyeglasses indoors, but outdoors darken as much as necessary, even getting as dark as sunglasses.

Costco's commitment to education, as well as high-quality products and member satisfaction, have helped the Seattle-based company win recognition as America's top optical retailer. With 20 million members, Costco operates 430 warehouses, including 318 in the United States and Puerto Rico, 62 in Canada and 23 in Mexico.

Sales of *Transitions* lenses at outlets such as Costco have helped Transitions Optical, a 51-percent-owned joint venture with Essilor International, to be the world's fastest-growing optical lens company the past five years, climbing to a top-five industry position in sales.

## Improve Our Customers' Results

Of course, the purpose of improving our business mix and generating breakthrough technologies is to meet our customers' requirements, as illustrated on these pages. Whether it's supplying paint for computers, making the active ingredient for an HIV therapy, manufacturing and marketing *Transitions* photochromic lenses and *Olympic* paints and stains or processing auto glass claims for insurance companies, PPG's performance is helping customers improve their performance. That's the ultimate measure of success.

One of the primary ways we help our customers improve their results is through our commitment to the Quality Process, which is dedicated to meeting customer requirements. Not surprisingly, price is one of the most common requirements among our customers. To meet this expectation and maintain our margins, we must be relentless in reducing our costs. Thanks to *Sigma Logic* and Lean Manufacturing methodologies as well as other initiatives, we have developed a level of operational excellence that has helped generate $350 million in manufacturing efficiencies the past five years. Furthermore, our continued focus on the Quality Process enables us to drive costs even lower as we strive for continuous improvement.

## Environment, Health and Safety

Our quest for continuous improvement extends to all areas of our company, including environment, health and safety. Although the PPG Injury and Illness Rate fell 8 percent in 2003, included in that number, tragically, are the three PPG employees killed when an explosion occurred at a supplier's facility located at our Caivano, Italy, automotive coatings plant in April 2003. That accident claimed the life of a supplier employee as well. Our 2003 rate also includes a U.S. architectural coatings employee killed in an automobile crash. I ask that you keep all these workers and their families in your prayers. As long as one employee is hurt, our efforts to eliminate risk will never cease. Accordingly, in 2003 we instituted the EHS Award of Excellence, which recognizes employees around the world who demonstrate superior achievement in environment, health, safety and product stewardship, helping to maintain our focus on protecting employees, neighbors, customers and the environment.

## Haynes Elected to Board of Directors

I welcome to our board of directors Victoria F. Haynes, president and chief executive officer of Research Triangle Institute, a North Carolina-based organization that performs scientific research and development in advanced technologies, public policy, environmental protection, health and medicine. Her experience and knowledge add to the strength of our company's leadership.

As 2004 unfolds, PPG is positioned to perform well, which is a direct result of the efforts of our people around the world. Throughout the economic downturn, they worked hard to reduce costs and generate cash while maintaining our commitment to technology and customer service. Our company is on solid footing, thanks in large part to our employees. As stated in our Blueprint, we *respect the dignity, rights and contributions of our employees.* In return, we understand that our shareholders and the community at large expect an unwavering commitment to high ethical standards and integrity.

This foundation we have built for performance and growth is positioned to benefit us throughout the economic cycle, but especially as the global economy rebounds. Our optimism about the global economy grew throughout 2003, and that continues today. We see a steady improvement in economic conditions. At the same time, we remain committed to making significant further reductions in costs, ensuring that we enhance our performance in all economic conditions and generate lasting value for our shareholders.

**Raymond W. LeBoeuf**
*Chairman and Chief Executive Officer*



***Walter Sakowicz, left, PPG pharmaceutical products business manager, consults with Ernest Prisbe, Gilead's vice president of chemical development, at Gilead's headquarters near San Francisco.***

There are very few, if any, overnight successes in the pharmaceutical industry. Commercial products often require years of development, trials and regulatory review.

That's why PPG's fine chemicals unit has developed strong relationships with pharmaceutical companies whose scientific excellence, management strength and commercial agility enable them to discover and develop breakthrough therapies. In the early 1990s, PPG recognized Gilead Sciences as one of those companies and has worked closely with its chemical development and contract manufacturing groups on several products.

Today PPG's fine chemicals unit manufactures the active ingredient for *Viread*, a Gilead drug that is one of the fastest-growing HIV treatments ever. Using its unique technology portfolio, PPG worked with Gilead in rapidly developing an economical process to produce the highly complex active ingredient for *Viread* on an industrial scale.

PPG has been manufacturing the active ingredient at its PPG-Sipsy plant in Avrillé, France, since the product was introduced in the United States in October 2001. One of the most widely prescribed drugs in its class, *Viread* is also available in the major countries of Europe as well as Australia.



**Board of Directors from left: Robert Ripp, Thomas J. Usher, Erroll B. Davis Jr., Victoria F. Haynes, James G. Berges, Charles E. Bunch, Raymond W. LeBoeuf, David R. Whitwam, Michele J. Hooper, Allen J. Krowe, Robert Mehrabian.**

## Board of Directors

### James G. Berges

James G. Berges, 56, is president of Emerson Electric, a global manufacturer providing products, systems and services for industrial automation; process control; heating, ventilating and air conditioning; electronics and communications; and appliances and tools. A PPG director since 2000, he is also a director of Emerson Electric and MKS Instruments.

- Audit Committee
- Nominating and Governance Committee

### Charles E. Bunch

Charles E. Bunch, 54, is president and chief operating officer of PPG Industries. A PPG director since 2002, he is also a director of H.J. Heinz and a director and deputy chairman of the Federal Reserve Bank of Cleveland.

### Erroll B. Davis Jr.

Erroll B. Davis Jr., 59, is chairman of the board and chief executive officer of Alliant Energy, an electric, gas and water utility company. A PPG director since 1994, he is also a director of Alliant Energy and BP plc.

- Audit Committee
- Investment Committee

### Victoria F. Haynes

Victoria F. Haynes, 56, is president and chief executive officer of Research Triangle Institute, which performs scientific research and development in advanced technologies, public policy, environmental protection, and health and medicine. A PPG director since October 2003, she is also a director of the Lubrizol Corporation and Nucor Corporation.

### Michele J. Hooper

Michele J. Hooper, 52, is former president and chief executive officer of Voyager Expanded Learning, a company that develops and implements learning programs and teacher training for public schools. A PPG director since 1995, she is also a director of AstraZeneca, DaVita and Target.

- Audit Committee
- Nominating and Governance Committee

### Allen J. Krowe

Allen J. Krowe, 71, is a retired director and vice chairman of Texaco, an international petroleum company. He has been a PPG director since 1987.

- Nominating and Governance Committee
- Investment Committee

### Raymond W. LeBoeuf

Raymond W. LeBoeuf, 57, is chairman of the board and chief executive officer of PPG Industries. A PPG director since 1995, he is also a director of ITT Industries and Praxair.

### Robert Mehrabian

Robert Mehrabian, 62, is chairman of the board, president and chief executive officer of Teledyne Technologies, a provider of sophisticated electronic components, instruments and communication products; systems engineering solutions; aerospace engines and components; and on-site gas and power generation systems. A PPG director since 1992, he is also a director of Teledyne Technologies and Mellon Financial.

- Audit Committee
- Officers-Directors Compensation Committee

### Robert Ripp

Robert Ripp, 62, is chairman of Lightpath Technologies, a manufacturer of optical lens and module assemblies for the telecommunications sector, and former chairman and chief executive officer of AMP, an electrical products company. A PPG director since March 2003, he is also a director of ACE Limited and Safeguard Scientific.

- Audit Committee
- Officers-Directors Compensation Committee

### Thomas J. Usher

Thomas J. Usher, 61, is chairman of the board, president and chief executive officer of U.S. Steel, a major producer of metal products. A PPG director since 1996, he is also a director of U.S. Steel, Marathon Oil, H.J. Heinz and PNC Financial Services Group.

- Officers-Directors Compensation Committee
- Investment Committee

### David R. Whitwam

David R. Whitwam, 62, is chairman of the board and chief executive officer of Whirlpool, a manufacturer and distributor of household appliances and related products. A director of PPG since 1991, he is also a director of Whirlpool and Convergys.

- Nominating and Governance Committee
- Officers-Directors Compensation Committee

## Corporate Directory

### Executive Committee

**Raymond W. LeBoeuf**
*Chairman and Chief Executive Officer*

**Charles E. Bunch**
*President and Chief Operating Officer*

**James C. Diggs**
*Senior Vice President and General Counsel*

**William H. Hernandez**
*Senior Vice President, Finance*

### Other Officers

**J. Rich Alexander**
*Vice President, Industrial Coatings*

**Douglas B. Atkinson**
*Vice President, Investor Relations*

**Werner Baer**
*Vice President, Information Technology*

**Richard A. Beuke**
*Vice President, Architectural Coatings*

**David C. Cannon Jr.**
*Vice President, Environment, Health and Safety*

**Richard C. Elias**
*Vice President, Optical Products*

**Aziz S. Giga**
*Vice President, Strategic Planning*

**Jeffrey R. Gilbert**
*Vice President, Government and Community Affairs*

**Garry A. Goudy**
*Vice President, Automotive Aftermarket*

**Gerald W. Gruber**
*Vice President, Science and Technology*

**Michael C. Hanzel**
*Secretary and Corporate Counsel*

**Victoria M. Holt**
*Vice President, Fiber Glass*

**Dennis A. Kovalsky**
*Vice President, Automotive Coatings*

**Susan M. Kreh**
*Treasurer*

**Michael A. Ludlow**
*Senior Vice President, OEM Coatings*

**Michael H. McGarry**
*Vice President, Chlor-Alkali and Derivatives*

**Barry J. McGee**
*Vice President, Automotive OEM Glass*

**Kathleen A. McGuire**
*Vice President, Purchasing and Distribution*

**David P. Morris**
*Vice President, Aerospace*

**David B. Navikas**
*Vice President and Controller*

**Mark J. Orcutt**
*Vice President, Flat Glass*

**Maurice V. Peconi**
*Vice President, Corporate Development*

**David E. Sharick**
*Vice President, Automotive Replacement Glass*

**Kevin F. Sullivan**
*Vice President, Chemicals*

**Marc P. Talman**
*Vice President, Packaging Coatings*

**Donna Lee Walker**
*Vice President, Tax Administration*

**Charles W. Wise**
*Vice President, Human Resources*

**William A. Wulfsohn**
*Vice President, Coatings, Europe, and Managing Director, PPG Europe*

# SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

# FORM 10-K

## ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003 — Commission File Number 1-1687

# PPG INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| Pennsylvania<br>(State or other jurisdiction of incorporation or organization) | 25-0730780<br>(I.R.S. Employer Identification No.) |
| One PPG Place, Pittsburgh, Pennsylvania<br>(Address of principal executive offices) | 15272<br>(Zip code) |
| Registrant's telephone number, including area code: | 412-434-3131 |

**Securities Registered Pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock—Par Value $1.66^{2}/_{3}$ | New York Stock Exchange<br>Pacific Stock Exchange<br>Philadelphia Stock Exchange |
| Preferred Share Purchase Rights | New York Stock Exchange<br>Pacific Stock Exchange<br>Philadelphia Stock Exchange |

**Securities Registered Pursuant to Section 12(g) of the Act:** None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). YES ☒ NO ☐

The aggregate market value of common stock held by non-affiliates as of June 30, 2003 was $8,599 million.

As of January 31, 2004, 171,231,226 shares of the Registrant's common stock, with a par value of $1.66^{2}/_{3}$ per share, were outstanding. As of that date, the aggregate market value of common stock held by non-affiliates was $9,950 million.

## DOCUMENTS INCORPORATED BY REFERENCE

| Document | Incorporated By Reference In Part No. |
|---|---|
| Portions of PPG Industries, Inc. Proxy Statement for its 2004 Annual Meeting of Shareholders | III |

## PPG INDUSTRIES, INC.
## AND CONSOLIDATED SUBSIDIARIES

As used in this report, the terms "PPG," "Company," and "Registrant" mean PPG Industries, Inc. and its subsidiaries, taken as a whole, unless the context indicates otherwise.

## TABLE OF CONTENTS



### Note on Incorporation by Reference

Throughout this report, various information and data are incorporated by reference to the Company's 2003 Annual Report (hereinafter referred to as "the Annual Report"). Any reference in this report to disclosures in the Annual Report shall constitute incorporation by reference only of that specific information and data into this Form 10-K.

# Part I

## Item 1. Business

PPG Industries, Inc., incorporated in Pennsylvania in 1883, is comprised of three basic business segments: coatings, glass and chemicals. Within these business segments, PPG has followed a program of directing its resources of people, capital and technology into selected areas to build upon positions of leadership. Areas in which resources have been focused are industrial, aerospace, packaging, architectural, automotive original and refinish coatings; flat glass, automotive original and replacement glass, and continuous-strand fiber glass; and chlor-alkali and specialty chemicals. Each of the businesses in which PPG is engaged is highly competitive. However, the diversification of product lines and worldwide markets served tend to minimize the impact on PPG's total sales and earnings of changes in demand for a particular product line or in a particular geographic area. Reference is made to Note 22, "Business Segment Information," under Item 8 of this Form 10-K for financial information relating to business segments.

*Coatings*

PPG is a major supplier of protective and decorative coatings. The coatings business involves the supply of protective and decorative finishes for industrial equipment, appliances and packaging; factory-finished aluminum extrusions and coils; aircraft; automotive original equipment; and other industrial and consumer products. In addition to supplying finishes to the automotive original equipment market, PPG supplies automotive refinishes to the aftermarket. PPG is also using its product knowledge and experience to provide services to certain of its customers that extend beyond the sale of PPG products. PPG revenues from these service solutions, excluding the related sale of PPG products, were small in 2003 but are expected to be a source of future growth. The coatings industry is highly competitive and consists of a few large firms with global presence and many smaller firms serving local or regional markets. PPG competes in its primary markets with the world's largest coatings companies, most of which have global operations, and many smaller regional coatings companies. Product development, innovation, quality and technical and customer service have been stressed by PPG and have been significant factors in developing an important supplier position by PPG's coatings business.

In the industrial and automotive original portions of the coatings business, PPG sells directly to a variety of manufacturing companies. Industrial and automotive original coatings are formulated specifically for the customer's needs and application methods. PPG also supplies adhesives and sealants for the automotive industry and metal pretreatments and related chemicals for industrial and automotive applications. The packaging portion of the coatings business supplies finishes for aerosol, food and beverage containers for consumer products. The automotive refinish business produces coatings products for automotive repair and refurbishing and specialty coatings for sign and fleet markets. Its products are sold primarily through distributors. Product performance, technology, quality and technical and customer service are major competitive factors in these coatings businesses.

The architectural finishes business consists primarily of coatings used by painting and maintenance contractors and by consumers for decoration and maintenance. PPG's products are sold through company-owned stores, home centers, mass merchandisers, paint dealers, independent distributors, and directly to customers. Price, quality, distribution and brand recognition are key competitive factors in the architectural finishes market.

The aerospace business primarily supplies coatings, sealants and transparencies for aircraft serving the commercial, military and general aviation markets as well as sealants for architectural insulating glass units. The aerospace business distributes products directly to aircraft manufacturers, maintenance and aftermarket customers around the world.

The coatings businesses operate production facilities around the world. North American production facilities consist of 22 plants in the United States, two in Canada and one in Mexico. The three largest facilities in the United States are the Delaware, Ohio, plant, which primarily produces automotive refinishes and certain automotive original and industrial coatings; the Oak Creek, Wis., plant, which primarily produces industrial coatings and certain automotive original coatings; and the Cleveland, Ohio, plant, which primarily produces automotive original coatings. Outside North America, PPG operates five plants in Italy, three plants each in China, Germany and Spain, two plants each in Brazil, England and France, and one plant each in Argentina, Australia, Malaysia, the Netherlands, Thailand and Turkey. PPG owns equity interests in operations in Canada, India, South Korea and Taiwan. Additionally, the automotive coatings business operates seven service centers in the United States, two each in Mexico and Poland, and one each in Argentina, Canada, France and Portugal to provide just-in-time delivery and service to selected automotive assembly plants. Fifteen training centers each in the United States and Europe, 12 in Asia, three in South America, two in Canada, and one in Mexico are in operation. These centers provide training for automotive aftermarket refinish customers. The aerospace business operates a global network of 13 application support centers that provide customer technical support, on-time delivery of products, and improvements to customer efficiency and productivity. Also, four automotive original coatings application centers throughout the world that provide testing facilities for customer paint processes and new products are in operation. The average number of persons employed by the coatings segment during 2003 was 15,900.

*Glass*

PPG is one of the major producers of flat glass, fabricated glass and continuous-strand fiber glass in the world. PPG's major markets are residential and commercial construction, the furniture and electronics industries, automotive original equipment, automotive replacement and other markets. Most glass products are sold directly to manufacturing and construction companies, although in many instances products are sold directly to independent distributors and through PPG distribution outlets. PPG manufactures flat glass by the float process and fiber glass by the continuous-strand process. PPG also provides claims processing services to insurance companies and the automotive after market through its wholly-owned subsidiary *LYNX Services®*, L.L.C.

The bases for competition are price, quality, technology and customer service. The Company competes with six major producers of flat glass, six major producers of fabricated glass and three major producers of fiber glass throughout the world. In certain glass and fiber glass markets, there is increasing competition from other producers in low labor cost countries.

PPG's principal glass production facilities are in North America and Europe. Fourteen plants operate in the United States, of which six produce automotive original and replacement glass products, five produce flat glass, and three produce fiber glass products. There are three plants in Canada, two of which produce automotive original and replacement glass products and one produces flat glass. One plant each in England and the Netherlands produces fiber glass. PPG owns equity interests in operations in China, Mexico, Taiwan, the United States and Venezuela and a majority interest in a glass distribution company in Japan. Additionally, there are four satellite operations in the United States, two satellite operations in Canada and one in Mexico that provide limited fabricating or assembly and just-in-time product delivery to selected automotive customer locations, one satellite coating facility in the United States for flat glass products and one satellite tempering and fabrication facility in the United States for flat glass products. There are also three insurance claim management centers. The average number of persons employed by the glass segment during 2003 was 11,300.

*Chemicals*

PPG is a major producer and marketer of chlor-alkali chemicals and a supplier of specialty chemicals. The primary chlor-alkali products are chlorine, caustic soda, vinyl chloride monomer, chlorinated solvents, chlorinated benzenes and calcium hypochlorite. Most of these products are sold directly to manufacturing companies in the chemical processing, rubber and plastics, paper, minerals, metals, and water treatment industries. The primary products of PPG's specialty chemicals businesses are *Transitions®* lenses; optical monomers; amorphous silicas for tire, battery separator, and other businesses; and *Teslin®* synthetic printing sheet; advanced intermediates and bulk active ingredients for the pharmaceutical industry; and phosgene derivatives used in plastics, agricultural, pharmaceutical and other industries. *Transitions®* lenses are manufactured and distributed by PPG's 51%-owned joint venture with Essilor International.

PPG competes with six other major producers of chlor-alkali products. Price, product availability, product quality and customer service are the key competitive factors. In the specialty chemicals area, PPG's market share varies greatly by business; product quality and performance and technical service are the most critical competitive factors.

The chemicals businesses operate production facilities around the world including five plants in the United States and one each in Canada and Mexico. The two largest facilities, located in Lake Charles, La., and Natrium, W. Va., primarily produce chlor-alkali products. Outside North America, PPG operates two plants in France and one each in Australia, Brazil, Ireland, the Netherlands, Taiwan and the Philippines. PPG owns equity interests in operations in Japan and the United States. The average number of persons employed by the chemicals segment during 2003 was 4,600.

*Raw Materials and Energy*

The effective management of raw materials and energy is important to PPG's continued success. The Company's most significant raw materials are titanium dioxide and epoxy and other resins in the coatings segment; and sand, soda ash and polyvinyl butyral in the glass segment. Energy is a significant production cost in the chemicals and glass segments. Most of the raw materials and energy used in production are purchased from outside sources, and the Company has made, and will continue to make, supply arrangements to meet the planned operating requirements for the future. Supply of critical raw materials and energy is managed by establishing contracts, multiple sources, and identifying alternative materials or technology, whenever possible.

*Research and Development*

Research and development costs, including depreciation of research facilities, during 2003, 2002 and 2001 were $306 million, $289 million and $283 million, respectively. PPG owns and operates several research and development facilities to conduct research and development involving new and improved products and processes. Additional process and product research and development work is also undertaken at many of the Company's manufacturing plants.

*Patents*

PPG considers patent protection to be important. The Company's business segments are not materially dependent upon any single patent or group of related patents. PPG received $29 million in 2003 and $26 million in 2002 and 2001 from royalties and the sale of technical know-how.

*Backlog*

In general, PPG does not manufacture its products against a backlog of orders. Production and inventory levels are geared primarily to projections of future demand and the level of incoming orders.

*Non-U.S. Operations*

Although PPG has a significant investment in non-U.S. operations, based upon the magnitude and location of investments, management believes that the risk associated with its international operations is not significantly greater than that of domestic operations.

*Employee Relations*

The average number of persons employed worldwide by PPG during 2003 was 32,900. The Company has numerous collective bargaining agreements throughout the world and believes it will be able to renegotiate any such agreements on satisfactory terms. The Company believes it has good relationships with its employees.

*Environmental Matters*

Like other companies, PPG is subject to the existing and evolving standards relating to the protection of the environment. Capital expenditures for environmental control projects were $9 million in 2003, $8 million in 2002 and $22 million in 2001. It is expected that expenditures for such projects in 2004 will approximate $14 million. Although future capital expenditures are difficult to estimate accurately because of constantly changing regulatory standards and policies, it can be anticipated that environmental control standards will become increasingly stringent and costly.

PPG is negotiating with various government agencies concerning 89 current and former manufacturing sites, and offsite waste disposal locations, including 23 sites on the National Priority List (NPL). The number of sites is comparable with the prior year. While PPG is not generally a major contributor of wastes to these offsite waste disposal locations, each potentially responsible party may face governmental agency assertions of joint and several liability. Generally, however, a final allocation of costs is made based on relative contributions of wastes to the site. There is a wide range of cost estimates for cleanup of these sites, due largely to uncertainties as to the nature and extent of their condition and the methods that may have to be employed for their remediation. The Company has established reserves for those sites where it is probable that a liability has been incurred and the amount can be reasonably estimated. As of Dec. 31, 2003 and 2002, PPG had reserves for environmental contingencies totaling $92 million and $87 million, respectively. Pretax charges against income for environmental remediation costs in 2003, 2002 and 2001 totaled $21 million, $15 million and $29 million, respectively.

The Company's experience to date regarding environmental matters leads PPG to believe that it will have continuing expenditures for compliance with provisions regulating the protection of the environment and for present and future remediation efforts at waste and plant sites. Management anticipates that such expenditures will occur over an extended period of time. Over the past 10 years the pretax charges against income have ranged between $10 million and $49 million per year. We anticipate that charges against income in 2004 will be within that range. It is possible, however, that technological, regulatory and enforcement developments, the results of environmental studies and other factors could alter this expectation. In management's opinion, the Company operates in an environmentally sound manner, is well positioned, relative to environmental matters, within the industries in which it operates, and the outcome of these environmental contingencies will not have a material adverse effect on PPG's financial position or liquidity. See Note 13, "Commitments and Contingent Liabilities," under Item 8 of this Form 10-K for additional information related to environmental matters.

*Internet Access*

The website address for the Company is www.ppg.com. The Company's recent filings on Forms 10-K, 10-Q and 8-K and any amendments to those documents can be accessed without charge on that website under Financial, SEC EDGAR.

## Item 2. Properties

See "Item 1. Business" for information on PPG's production and fabrication facilities.

Generally, the Company's plants are suitable and adequate for the purposes for which they are intended, and overall have sufficient capacity to conduct business in the upcoming year.

## Item 3. Legal Proceedings

PPG is involved in a number of lawsuits and claims, both actual and potential, including some that it has asserted against others, in which substantial monetary damages are sought. These lawsuits and claims, the most significant of which are described below, relate to product liability, contract, patent, environmental, antitrust and other matters arising out of the conduct of PPG's business. To the extent that these lawsuits and claims involve personal injury and property damage, PPG believes it has adequate insurance; however, certain of PPG's insurers are contesting coverage with respect to some of these claims, and other insurers, as they had prior to the asbestos settlement described below, may contest coverage with respect to some of the asbestos claims if the settlement is not implemented. PPG's lawsuits and claims against others include claims against insurers and other third parties with respect to actual and contingent losses related to environmental, asbestos and other matters.

The result of any future litigation of such lawsuits and claims is inherently unpredictable. However, management believes that, in the aggregate, the outcome of all lawsuits and claims involving PPG, including asbestos-related claims in the event the settlement described below does not become effective, will not have a material effect on PPG's consolidated financial position or liquidity; however, any such outcome may be material to the results of operations of any particular period in which costs, if any, are recognized.

The Company has been named as a defendant, along with various co-defendants, in a number of antitrust lawsuits filed in federal and state courts by various plaintiffs. These suits allege PPG was involved with competitors in fixing prices and allocating markets for the automotive refinish industry and for certain glass products. Twenty-nine glass antitrust cases were filed in federal courts, all of which have been consolidated in the U.S. District Court for the Western District of Pennsylvania located in Pittsburgh, Pa., and the Court has ruled that the case may proceed as a class action. All of the initial defendants in the glass class action antitrust case, other than PPG, have entered into settlement agreements with the plaintiffs. On May 29, 2003, the Court granted PPG's motion for summary judgment dismissing the claims against PPG in the glass class action antitrust case. The plaintiffs in that case have appealed that order to the U.S. Third Circuit Court of Appeals.

In addition, approximately 60 cases alleging antitrust violations in the automotive refinish industry have been filed in various state and federal jurisdictions. The approximately 55 federal cases have been consolidated in the U.S. District Court for the Eastern District of Pennsylvania located in Philadelphia, Pa., but these proceedings are still at an early stage. The other state cases have either been stayed pending resolution of the federal proceedings or have been dismissed. The plaintiffs in these various cases are seeking economic and treble damages and injunctive relief. PPG believes it has meritorious defenses in these lawsuits.

The Company has been a defendant since April 1994 in a suit filed by Marvin Windows and Doors (Marvin) alleging numerous claims, including breach of warranty. All of the plaintiff's claims, other than breach of warranty, were dismissed. However, on Feb. 14, 2002, a federal jury awarded Marvin $136 million on the remaining claim. Subsequently, the court added $20 million for interest bringing the total judgment to $156 million. PPG has appealed that judgment. The appeals court has heard the parties' arguments, but has not yet rendered its decision. PPG believes it has meritorious defenses to the plaintiff's claims and has reasonable prospects of prevailing on appeal.

For over thirty years, PPG has been a defendant in lawsuits involving claims alleging personal injury from exposure to asbestos. For a description of asbestos litigation affecting the Company and the terms and status of the proposed PPG Settlement Arrangement announced May 14, 2002, see Note 13, "Commitments and Contingent Liabilities," under Item 8 of this Form 10-K.

Over the past several years, the Company and others have been named as defendants in several cases in various jurisdictions claiming damages related to exposure to lead and remediation of lead-based coatings applications. PPG has been dismissed as a defendant from most of these lawsuits and has never been found liable in any of these cases.

### Item 4. Submission of Matters to a Vote of Security Holders

None.

# Part II

### Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

The information required by Item 5 regarding market information, including stock exchange listings and quarterly stock market prices, dividends and holders of common stock is included in Exhibit 99.1 filed with this Form 10-K and is incorporated herein by reference. This information is also included in the PPG Shareholder Information on page 61 of the Annual Report.

Directors who are not also Officers of the Company receive Common Stock Equivalents pursuant to the Deferred Compensation Plan for Directors and, through 2002, the Directors' Common Stock Plan. Common Stock Equivalents are hypothetical shares of Common Stock having a value on any given date equal to the value of a share of Common Stock. Common Stock Equivalents earn dividend equivalents that are converted into additional Common Stock Equivalents but carry no voting rights or other rights afforded to a holder of Common Stock. The Common Stock Equivalents credited to Directors under both plans are exempt from registration under Section 4(2) of the Securities Act of 1933 as private offerings made only to Directors of the Company in accordance with the provisions of the plans.

Under the Company's Deferred Compensation Plan for Directors, each Director must defer receipt of such compensation as the Board mandates. Currently, the Board mandates deferral of one-third of the annual retainer of each Director. Each Director may also elect to defer the receipt of additional amounts of their Director's compensation. All deferred payments are held in the form of Common Stock Equivalents. Payments out of the deferred accounts are made in the form of Common Stock of the Company (and cash as to any fractional Common Stock Equivalent). The Directors, as a group, were credited with 10,607; 8,217 and 8,545 Common Stock Equivalents in 2003, 2002 and 2001, respectively, under this plan. The values of the Common Stock Equivalents, when credited, ranged from $43.47 to $64.02 in 2003, $44.70 to $57.68 in 2002 and $45.10 to $54.95 in 2001.

Under the Directors' Common Stock Plan, each Director who neither is, nor was, an employee of the Company was credited with Common Stock Equivalents worth one-half of the Director's basic annual retainer. Effective Jan. 1, 2003, active Directors no longer participate in the Directors' Common Stock Plan. On that date, the Common Stock Equivalents held in each active Directors' account in the Directors' Common Stock Plan were transferred to their accounts in the Deferred Compensation Plan for Directors. On Dec. 31, 2003, there were only two retired Directors with accounts remaining in the Directors' Common Stock Plan. For one retired Director, the Common Stock Equivalents are converted to cash at the fair market value of the common stock and paid in cash. For the other retired Director, the Common Stock Equivalents are converted into and paid in Common Stock of the Company (and cash as to any fractional Common Stock Equivalent). The Directors, as a group, received 141; 3,325 and 3,820 Common Stock Equivalents in 2003, 2002 and 2001, respectively, under this plan. The values of those Common Stock Equivalents, when credited, ranged from $43.47 to $62.74 in 2003, $48.73 to $57.68 in 2002 and $45.10 to $54.70 in 2001.

The plans described in the footnotes below and filed as Exhibits 10, 10.1, 10.2, 10.3 and 10.4 to this Form 10-K are incorporated by reference in their entirety. The following table provides information as of Dec. 31, 2003 regarding the number of shares of PPG Common Stock that may be issued under PPG's equity compensation plans.

*Equity Compensation Plan Information*

| *Plan category* | *Number of securities to be issued upon exercise of outstanding options, warrants and rights* (a) | *Weighted-average exercise price of outstanding options, warrants and rights* (b) | *Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))* (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders(1) | 12,426,363 | $54.29 | 14,386,707 |
| Equity compensation plans not approved by security holders(2) | 2,805,815 | 70.00 | 256,151 |
| ***Total***(4) | 15,232,178(3) | $56.71 | 14,642,858 |

(1) Included in this information are the following plans and related number of securities available for future issuance under these plans: PPG Stock Plan (11,953,100 shares – see Note 18, "Stock-Based Compensation," under Item 8 of this Form 10-K), Executive Officers Total Shareholder Return Plan (983,628 shares), Total Shareholder Return Plan (1,356,070 shares) and Executive Officers Annual Incentive Compensation Plan (93,909 shares).

(2) Plans not approved by security holders include the following:

**Incentive Compensation and Management Award Plans** – both annual bonus plans. The Incentive Compensation Plan applies to approved senior Company managers. The Management Award Plan covers additional approved managers who do not participate in the Incentive Compensation Plan. A participant may receive a bonus under the applicable plan based on individual performance and business unit and corporate financial performance. Bonuses can be paid in cash or shares of PPG stock or a combination of both. The Incentive Compensation Plan was approved by shareholders in 1980. The Management Award Plan has not been approved by shareholders. One pool of shares is available for issuance to pay awards under both Plans. As of Dec. 31, 2003, there were 111,083 shares available for future issuance under both plans.

**PPG Deferred Compensation Plan** – allows employees who participate in certain long-term incentive plans and annual bonus plans to defer the receipt of their awards under those plans as well as up to 50% of their salary. Deferrals are credited to phantom investment accounts, which include a phantom PPG stock account, selected by the participant, which are similar to investments available under PPG's Employee Savings Plan, which is a 401(k) plan. Amounts credited to the PPG stock account are held as Common Stock Equivalents which have the same characteristics as those described above for the Deferred Compensation Plan for Directors. Payments from the phantom PPG stock account are made in the form of PPG Common Stock (and cash as to any fractional Common Stock Equivalent). As of Dec. 31, 2003, there were 47,849 shares available for future issuance under this plan.

**Challenge 2000 Stock Plan** – a broad-based stock option plan under which on July 1, 1998, the Company granted to substantially all active employees of the Company and its majority owned subsidiaries the option to purchase 100 shares of common stock at its then fair market value of $70 per share. Options are exercisable beginning July 1, 2003 and expire on June 30, 2008.

**Employee Recognition Program** – provides a method to recognize and reward employees for special efforts or innovative actions. Officers and directors may not receive awards under this program. Awards can be made in the form of cash or stock. The Board of Directors has authorized a pool of shares of Common Stock, which can be used for awards under the program. As of Dec. 31, 2003, there were 47,219 shares available for future issuance under the program.

**Employee Recruiting Program** – allows the Officers-Directors Compensation Committee of the Board of Directors or the Company's Compensation and Employee Benefits Committee to grant awards of shares of PPG Common Stock or cash, or a combination of both, to persons in order to attract them to work for the Company. The Board of Directors has authorized a pool of shares of Common Stock, which can be used for awards under the program. As of Dec. 31, 2003, there were 50,000 shares available for future issuance under the program.

(3) This total includes 14,688,963 options outstanding under the PPG Stock Plan and Challenge 2000 Stock Plan (see Note 18, "Stock-Based Compensation," under Item 8 of this Form 10-K) and 543,215 shares under other equity compensation plans not approved by security holders.

(4) The total number of shares to be issued under the PPG Deferred Compensation Plan and the Deferred Compensation Plan for Directors was 541,083 and the total number of shares available for future issuance under those plans was 47,849.

## Item 6. Selected Financial Data

The information required by Item 6 regarding the selected financial data for the five years ended Dec. 31, 2003 is included in Exhibit 99.2 filed with this Form 10-K and is incorporated herein by reference. This information is also reported in the Eleven-Year Digest on page 60 of the Annual Report under the captions net sales, income (loss) before accounting changes, cumulative effect of accounting changes, net income (loss), earnings (loss) per common share before accounting changes, cumulative effect of accounting changes on earnings (loss) per common share, earnings (loss) per common share, earnings (loss) per common share – assuming dilution, dividends per share, total assets and long-term debt for the years 1999 through 2003.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

### Performance in 2003 Compared with 2002

*Overall Performance*
Our sales increased 9% to $8.8 billion in 2003 from $8.1 billion in 2002. Sales increased 4% due to the positive effects of foreign currency translation, primarily from our European operations, 3% due to improved volumes across all of our business segments and 2% due to higher selling prices, primarily in our chemicals segment.

The gross profit percentage decreased slightly to 36.9% in 2003 from 37.2% in 2002. Higher pension and postretirement medical costs across all of our business segments, higher energy costs in our glass and chemicals segments and inflationary cost increases were offset by higher selling prices in our chemicals segment and the benefits realized from improved manufacturing efficiencies in our coatings and glass segments.

Net income (loss) and earnings (loss) per share — diluted for 2003 and 2002 are presented in the following table along with the more significant charges that were included in those amounts.

| | 2003 | | 2002 | |
|---|---|---|---|---|
| *(Millions, except per share amounts)* | *Net income* | *Earnings per share – diluted* | *Net (loss) income* | *(Loss) earnings per share – diluted* |
| Net income (loss) | $ 494 | $ 2.89 | $ (69) | $(0.41) |
| Included in net income (loss) are the following significant charges, net of tax: | | | | |
| Asbestos settlement — net (See Note 13) | 23 | 0.14 | 484 | 2.85 |
| Restructuring and other related activities (See Note 2) | 2 | 0.01 | 52 | 0.31 |
| Cumulative effect of accounting change (See Note 1) | 6 | 0.03 | 9 | 0.05 |

*The notes referenced in the above table are found under Item 8 of this Form 10-K.*

Net income for 2003 compared to 2002 was $563 million higher. The significant charges in the table above account for $514 million of this change. The remaining $49 million increase in net income was due to a combination of factors. The factors causing 2003 net income to be higher were higher selling prices in our chemicals segment, higher sales volumes across all of our business segments, the favorable effects of foreign currency translation, primarily from our European operations, improved manufacturing efficiencies and lower overhead costs in our coatings and glass segments, the gain on the sale of certain non-strategic assets, including marketable securities, and lower interest expense due to lower debt levels in 2003. Higher pension and postretirement medical costs across all of our business segments, higher energy costs in our glass and chemicals segments and the negative effects of inflation were factors reducing 2003 net income.

*Results of Business Segments*

| | Net sales | | Operating income | |
|---|---|---|---|---|
| *(Millions)* | 2003 | 2002 | 2003 | 2002 |
| Coatings | $4,835 | $4,482 | $707 | $605 |
| Glass | 2,150 | 2,071 | 71 | 143 |
| Chemicals | 1,771 | 1,514 | 232 | 124 |
| Corporate | — | — | (32) | (26) |
| ***Total*** | $8,756 | $8,067 | $978 | $846 |

Coatings sales increased $353 million or 8% in 2003. Sales increased 6% due to the positive effects of foreign currency translation, primarily from our European operations and 2% from improved volumes primarily from our aerospace, architectural, automotive and industrial businesses. Lower pricing in our automotive business offset higher pricing in our other coatings businesses. Operating income increased $102 million in 2003. Operating income in 2003 and 2002 included pretax restructuring and other related costs of $2 million and $73 million, respectively. Factors increasing operating income were lower restructuring costs in 2003, the higher sales volumes described above, improved manufacturing efficiencies, the favorable effects of foreign currency translation and lower overhead costs. Factors decreasing operating income were inflationary cost increases and higher pension and postretirement medical costs.

Glass sales increased $79 million or 4% in 2003. Sales increased 4% from improved volumes primarily from our automotive original equipment, automotive replacement glass and flat glass businesses, net of lower volumes from our fiber glass business. Sales also increased 3% due to the positive effects of foreign currency translation, primarily from our European fiber glass operations. These sales increases were offset by a 3% decline due to lower selling prices from our automotive original equipment, automotive replacement glass and fiber glass businesses. Operating income decreased $72 million in 2003. Operating income in 2003 and 2002 included pretax restructuring and other related costs of $2 million and $1 million, respectively. Factors decreasing operating income were lower selling prices of $68 million, higher pension and postretirement medical costs of $65 million and higher energy costs of $30 million. Factors increasing operating income in 2003 by $91 million were the improved manufacturing efficiencies, lower overhead costs, the higher sales volumes described above and the favorable effects of foreign currency translation. Our fiber glass business continues to experience significant sales and earnings declines principally as a result of global industry overcapacity, which has led to substantially lower pricing.

Chemicals sales increased $257 million or 17% in 2003. Sales increased 13% from higher selling prices for our commodity products. Sales also increased 3% due to the positive effects of foreign currency translation, primarily from our European operations and 1% from higher optical, fine and silicas products volumes, net of lower commodity volumes. Operating income increased $108 million in 2003. Operating income in 2002 included pretax restructuring and other related costs of $1 million. Higher commodity product pricing in 2003 increased operating earnings by $200 million while higher energy and pension and postretirement medical costs decreased operating earnings by $70 million and $18 million, respectively.

*Other Significant Factors*

The Company's pretax earnings in 2003 included net periodic pension expense of $176 million compared to $54 million in 2002. The increase in pension costs is due primarily to a decrease in the market value of pension plan assets through the end of 2002, a reduction in the expected return on plan assets assumption for 2003 and the amortization of accumulated actuarial losses. In addition, the cost of other postretirement benefits in 2003 was $115 million compared to $91 million in 2002. On a combined basis, the increase in net periodic benefit cost of $146 million was $52 million for the coatings segment, $65 million for the glass segment, $18 million for the chemicals segment and $11 million for corporate.

Although the majority of the Company's defined benefit plans continued to be underfunded on an accumulated benefit obligation (ABO) basis as of Dec. 31, 2003, the underfunded amount was lower, which resulted in an increase in shareholders' equity through a decrease in the accumulated other comprehensive income of $147 million, aftertax. See Note 12, "Pensions and Other Postretirement Benefits," under Item 8 of this Form 10-K for additional information.

The effective tax rate for 2003 was approximately 35% and is expected to be the same for 2004.

*Outlook*

The U.S. economy continued to gain strength in late 2003. Consumer confidence, buoyed by tax cuts, low interest rates and overall improvements in the U.S. equity markets, improved during the year, particularly during the fourth quarter. The commercial construction sector remained at very low levels, but has been showing signs of improvement throughout the second half of the year. Increases in industrial production have been positive since July; however, for the full year, growth was only slightly positive. Strong consumer confidence has been a key driver of the current economic recovery, including its impact on automotive sales. European automotive markets were weak at the beginning of the year but have improved although, as with the U.S. markets, sales were below the high levels of the past few years. As the new year begins, the economic reports suggest that the U.S. economy is poised for growth, extending the improvement that was seen in the second half of the year.

For 2004, we expect the U.S. economy to settle into a more stable pattern in terms of quarterly GDP growth compared to 2003. Interest rates should remain at historically low levels much of this year and continue to support economic expansion. Increasing values of stock portfolios are likely to be a positive factor while the benefit from households refinancing their debt is unlikely to provide the same boost as it has during the industrial slowdown of the past few years.

Overall global economic growth in 2004 is expected to reach its highest level since 2000, possibly exceeding three percent in terms of real GDP growth. Growth in Europe is likely to be negatively impacted by the strength of the euro, which hit a new all-time high against the U.S. dollar in January of 2004. Economic growth in South America will probably remain relatively slow compared to most other regions. The Asian market should once again post solid growth, especially in China. The Chinese economy is the fastest growing of the world's ten largest economies, with production of vehicles and consumer goods increasing at significant rates. While this provides an attractive market for our coatings products, it also encourages expansion of production in the region, which in turn contributes to the downward price pressure on some of our glass and fiber glass businesses, where there is excess global capacity and we compete against products produced in China and other low labor cost markets.

While we have consistently focused on reducing our costs, we continue to be challenged by high and rising costs for employee benefits, particularly pensions and medical. Prior to 2001, our pension income more than offset retiree medical costs. In 2003 pension expense combined with other postretirement benefit costs were nearly $300 million. This increase in costs results from a combination of the decline in the market value of the company's pension plans assets, due primarily to negative investment returns in the U.S. equity market during 2000 – 2002, a reduction in our expected future rate of return on pension plan assets, lower discount rate assumption and rising medical costs, particularly for prescription drugs. This cost increase translates to about $1.19 per share in lower earnings in 2003 compared with 2000. While the current low interest rate environment is expected to continue, which raises the present value of future benefit obligations, there was some brighter news in 2003 with respect to our U.S. pension plans as a result of an actual return on plan assets for the year of a little more than 25%. Consequently, the underfunded status of these plans was reduced, along with our recorded minimum pension liability. Additionally, even though the plans continue to be underfunded, we will not be required to make a mandatory funding contribution to the U.S. plans under Pension Benefit Guarantee Corporation or IRS regulations until at least 2007, even if our plan assets stay flat with December 2003 levels. These developments are also good news for 2004 pension costs which are currently estimated to be slightly less than those in 2003. Other postretirement benefit costs, however, in 2004 are expected to be about $15 million higher than last year. This increase in costs does not include the benefit of any anticipated reductions as a result of the implementation of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). PPG is currently evaluating the provisions of the Act and its potential impact to our postretirement medical plans which we believe will ultimately reduce our accumulated postretirement benefit obligation and other postretirement benefit costs.

High natural gas costs in North America continue to be a drag on earnings. Changes in natural gas prices have a significant impact on the operating performance of our chemicals and glass segments. Each one-dollar change in the price of natural gas per mmbtu (million British thermal units) would have a direct impact of approximately $60 million to $70 million on our annual operating costs. It is difficult to predict future natural gas prices, which continue to be high and volatile. In order to reduce the risks associated with volatile prices, we use a number of techniques, which include reducing consumption through improved manufacturing processes, switching to alternative fuels and hedging. As of Dec. 31, 2003, we had hedged approximately ten percent of our anticipated natural gas requirements for 2004 at an average price of $4.80 per mmbtu. Factoring in the expected benefit from these hedges, based on an average cost for January and February 2004 of approximately $6.00, the average cost for natural gas in the first quarter of 2004 would be approximately $5.90 per mmbtu, or an increase of about 6% over the average cost of natural gas in the first quarter of 2003.

In 2004, we see the potential for increases in the prices for raw materials used in our coatings businesses, especially as the economic expansion begins to gain momentum. At the same time the anticipated growth in industrial production may strengthen the end use markets of our chlor-alkali customers and support higher ECU prices, which had declined at the end of 2003 even though they rose significantly for the full year compared with 2002.

We expect to remain focused in 2004 on serving our customer needs, investing in technology to bring new products to market and reducing our costs. Further, we have a demonstrated track record of generating cash, as evidenced by the $3.1 billion in cash from operating activities over the 2001 – 2003 time period. After capital spending, which we have managed tightly, and payment of dividends to our shareholders, we have been directing our cash flow to reduce debt by more than $1.3 billon over the past three years. We plan to use our cash in a similar manner in 2004.

We are well positioned to face the challenges that come our way during 2004. We remain confident that our focus on growing revenues while continuously working to improve our manufacturing efficiencies and lower our costs will enable PPG to once again take advantage of economic growth, both in the U.S. and international markets.

*Accounting Standard Adopted in 2004*

Effective Jan. 1, 2004, we adopted the fair value method of recording stock-based compensation, as defined in Statement of Financial Accounting Standards (SFAS) No. 123, for stock options awarded to employees after the date of adoption and for previously issued stock options that were not vested as of Jan. 1, 2004 using the modified prospective transition method. We expect the impact of adoption to increase 2004 stock-based compensation expense by approximately $10 million, aftertax, or $0.06 per share. This impact reflects the fact that beginning in 2004 stock option grants under the PPG Stock Plan will vest three years after the date of grant. Previously, original grants of stock options under this plan vested after one year. As a result of this vesting provision and assuming the number of options granted in 2004 and 2005 and the fair value of those options is comparable to those granted in 2003, the impact of this accounting change will grow to approximately $0.09 and $0.12 per share in 2005 and 2006, respectively, at which time a full annual run rate of expense is reached. Additionally, under the modified prospective transition method we are required to record a deferred tax asset of $9 million and a corresponding increase to additional paid-in capital equal to the deferred tax benefit that would have been recognized in 2003 had compensation expense been recorded under the fair value provisions of SFAS No. 123 for options outstanding at the date of adoption but not fully vested.

## Performance in 2002 Compared with 2001

*Overall Performance*

Our sales decreased 1% to $8.1 billion from $8.2 billion in 2001. Sales declined 2% due to lower selling prices in our glass and chemicals segments. This decline was partially offset by higher volumes in our coatings and chemicals segments, net of lower volumes in our glass segment.

The gross profit percentage increased slightly to 37.2% in 2002 from 37.1% in 2001. The increase in gross profit percentage was due to improved manufacturing efficiencies across all of our business segments, lower raw material costs in our coatings segment and lower energy costs. These improvements were substantially offset by lower selling prices in our glass and chemicals segments and higher pension and postretirement medical costs.

Net (loss) income and (loss) earnings per share – diluted for 2002 and 2001 are presented in the following table along with the more significant charges that were included in those amounts.

| (Millions, except per share amounts) | 2002 Net (loss) income | 2002 (Loss) earnings per share – diluted | 2001 Net income | 2001 Earnings per share – diluted |
|---|---|---|---|---|
| Net (loss) income | $ (69) | $(0.41) | $387 | $2.29 |
| Included in net (loss) income are the following significant charges, net of tax: | | | | |
| Asbestos settlement — net (See Note 13) | 484 | 2.85 | — | — |
| Restructuring and other related activities (See Note 2) | 52 | 0.31 | 71 | 0.42 |
| Cumulative effect of accounting change (See Note 1) | 9 | 0.05 | — | — |

*The notes referenced in the above table are found under Item 8 of this Form 10-K.*

Net (loss) income for 2002 compared to 2001 was $456 million lower. The significant charges in the table above account for $474 million of this change. The remaining $18 million increase in net (loss) income was due to lower overhead costs in our coatings and glass businesses, lower environmental remediation expenses, higher insurance recoveries, lower interest expense due to the lower debt levels in 2002 and the favorable effects of foreign currency translation primarily from our European operations. These favorable factors were substantially offset by an increase in pension and postretirement medical costs across all of our businesses, the negative effects of inflation and lower equity earnings primarily in our glass segment. Also, as a result of the Company's adoption as of Jan. 1, 2002 of the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," the carrying value of goodwill and certain trademarks will no longer be amortized and will instead be tested for impairment annually. Such amortization reduced earnings in 2001 by $32 million aftertax or $0.20 a share.

### *Results of Business Segments*

| (Millions) | Net sales 2002 | Net sales 2001 | Operating income 2002 | Operating income 2001 |
|---|---|---|---|---|
| Coatings | $4,482 | $4,410 | $605 | $495 |
| Glass | 2,071 | 2,236 | 143 | 255 |
| Chemicals | 1,514 | 1,523 | 124 | 91 |
| Corporate | — | — | (26) | (21) |
| **Total** | $8,067 | $8,169 | $846 | $820 |

Coatings sales increased $72 million or 2% in 2002. Sales increased 1% from improved volumes primarily in our architectural, North American and Asian automotive original equipment and industrial businesses offset, in part, by lower sales volumes in our aerospace and refinish businesses. Sales also increased 1% due to the positive effects of foreign currency translation. Operating income increased $110 million in 2002. Operating income in 2002 and 2001 included pretax restructuring and other related costs of $73 million and $83 million, respectively. The increase in operating income is attributable to higher sales volume, lower raw material and overhead costs, improved manufacturing efficiencies, lower restructuring costs in 2002 and the benefit of goodwill and certain trademarks no longer being amortized due to the Company's adoption of SFAS No. 142. These were offset, in part, by higher selling costs in our architectural business, higher pension and postretirement medical costs, inflationary cost increases and $3 million in lower equity earnings primarily due to the write-off of a receivable from a customer by one of our Asian joint ventures.

Glass sales decreased $165 million or 7% in 2002. Sales volumes declined 5% principally in our automotive replacement glass, flat glass and fiber glass businesses. Sales also decreased 2% due to lower selling prices principally in our North American automotive original glass, flat glass and fiber glass businesses. Operating income decreased $112 million in 2002. Operating income in 2002 and 2001 included pretax restructuring and other related costs of $1 million and $10 million, respectively. The decrease in operating income is attributable to lower sales volume and selling prices described above. Operating income also decreased due to lower equity earnings, a shift in sales mix to lower margin products and higher pension and postretirement medical costs offset, in part, by improved manufacturing efficiencies, lower restructuring costs in 2002 and lower energy and overhead costs.

Chemicals sales decreased $9 million in 2002. Sales volumes increased 9% principally from our chlor-alkali, fine chemicals and optical products, offset by a 9% decrease in selling prices principally for our chlor-alkali products. Operating income increased $33 million in 2002. Operating income in 2002 and 2001 included pretax restructuring and other related costs of $1 million and $7 million, respectively. The increase in operating income is attributable to improved sales volume, improved manufacturing efficiencies across all of our businesses, lower energy costs, lower restructuring costs in 2002, and lower environmental remediation expenses, partially offset by lower selling prices for our chlor-alkali products and higher pension and postretirement medical costs.

### *Other Significant Factors*

The Company's pretax loss in 2002 included net periodic pension expense of $54 million as compared to net periodic pension income of $53 million in 2001. The increase in net periodic pension expense is due primarily to a decrease in the market value of pension plan assets, a reduction of the expected return on plan assets assumption for 2002 and the amortization of accumulated actuarial losses.

Additionally as of Dec. 31, 2002, the majority of the Company's defined benefit pension plans had an ABO in excess of plan assets. As a result, the Company recorded an additional minimum pension liability adjustment in 2002. This adjustment reduced the prepaid pension asset by $912 million, increased the intangible pension asset by $96 million and the minimum pension liability by $326 million and reflected a deferred tax benefit of $416 million with a resulting reduction in shareholders' equity through an increase in the accumulated other comprehensive loss of $726 million.

In 2002, the Company resolved all matters related to its federal income tax returns for the years 1994 to 1998, including matters that were on appeal related to the 1994 to 1996 tax returns. In connection with the resolution of these matters, the Company surrendered in July 2002 certain company-owned life insurance policies and received proceeds of $32 million, which are included in "Reductions of other property and investments" in the investing activities section in the Statement of Cash Flows under Item 8 of this Form 10-K.

The decrease in short-term debt during 2002 is due principally to the repayment of various U.S. and non-U.S. debt obligations.

### Commitments and Contingent Liabilities, including Environmental Matters

PPG is involved in a number of lawsuits and claims, both actual and potential, including some that it has asserted against others, in which substantial monetary damages are sought. In a suit filed by Marvin Windows and Doors, PPG has appealed the $156 million judgment awarded by a federal jury. The appeals court has heard the parties' arguments, but has not yet rendered its decision. PPG believes it has meritorious defenses to the plaintiff's claims and has reasonable prospects of prevailing on appeal. See Note 13, "Commitments and Contingent Liabilities," under Item 8 of this Form 10-K for an expanded description of this case and certain other lawsuits, including the proposed PPG Settlement Arrangement for asbestos claims announced on May 14, 2002. As discussed in Note 13, although the result of any future litigation of such lawsuits and claims is inherently unpredictable, management believes that, in the aggregate, the outcome of all lawsuits and claims involving PPG, including asbestos-related claims in the event the PPG Settlement Arrangement described in Note 13 does not become effective, will not have a material effect on PPG's consolidated financial position or liquidity; however, any such outcome may be material to the results of operations of any particular period in which costs, if any, are recognized.

It is PPG's policy to accrue expenses for environmental contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Reserves for environmental contingencies are exclusive of claims against third parties and are generally not discounted. As of Dec. 31, 2003 and 2002, PPG had reserves for environmental contingencies totaling $92 million and $87 million, respectively. Pretax charges against income for environmental remediation costs in 2003, 2002 and 2001 totaled $21 million, $15 million and $29 million, respectively, and are included in "Other charges" in the accompanying statement of income. Cash outlays related to such environmental remediation aggregated $16 million, $22 million and $19 million in 2003, 2002 and 2001, respectively. In addition to the amounts currently reserved, the Company may be subject to loss contingencies related to environmental matters estimated to be as much as $200 million to $400 million, which range is unchanged from the prior year end. Such unreserved losses are reasonably possible but are not currently considered to be probable of occurrence. Management anticipates that the resolution of the Company's environmental contingencies will occur over an extended period of time. Over the past 10 years the pretax charges against income have ranged between $10 million and $49 million per year. We anticipate that charges against income in 2004 will be within that range. See Note 13, "Commitments and Contingent Liabilities," under Item 8 of this Form 10-K for an expanded description of certain of these environmental contingencies. In management's opinion, the Company operates in an environmentally sound manner and the outcome of the Company's environmental contingencies will not have a material effect on PPG's financial position or liquidity.

In June 2003, our partner in a fiber glass joint venture in South America filed for bankruptcy. Upon resolution of the bankruptcy proceedings, the partner's ownership interest may transfer to one of its senior secured creditors or be sold. While PPG expects operations at the joint venture to continue, the Company is currently evaluating its options with respect to this venture, which include its sale or the liquidation of the venture. Should liquidation occur, PPG's exposure to loss would be limited to $12 million, which includes a combination of the Company's investment, outstanding receivables and a loan guarantee related to this venture.

### Impact of Inflation

PPG's financial statements are prepared on the historical cost basis, which does not completely account for the effects of inflation.

In 2003, the increase in production costs due to the negative effects of inflation, including the impact of higher energy costs in our glass and chemicals segments, was offset by the impact of higher selling prices in our chemicals segment and the improved manufacturing efficiencies in our coatings and glass segments. In 2002, the decline in selling prices and the negative effects of inflation on our production costs were not fully recovered through improved manufacturing efficiencies across all of our businesses and lower raw material and natural gas costs. In 2001, the increase in production costs due to the negative effects of inflation was not fully recovered through price increases and manufacturing efficiencies, which were adversely impacted by lower production volumes.

In 2004, the expected inflationary and market pressures on costs as well as a decline in selling prices will not be fully recovered by ongoing improvements in manufacturing efficiencies.

### Liquidity and Capital Resources

During the past three years, we continued to have sufficient financial resources to meet our operating requirements, to fund our capital spending, share repurchase programs and pension plans and to pay increasing dividends to our shareholders.

Cash from operating activities was $1,123 million, $872 million and $1,060 million in 2003, 2002 and 2001, respectively. Capital spending was $220 million, $260 million and $301 million in 2003, 2002 and 2001, respectively. This spending related to modernization and productivity improvements, expansion of existing businesses, environmental control projects and business acquisitions, which amounted to $3 million, $22 million and $10 million in 2003, 2002 and 2001, respectively. Capital spending, excluding acquisitions, is expected to be in the range of $250 million to $300 million during 2004.

We periodically review our array of businesses in comparison to our overall strategic and performance objectives. As part of this review, we may acquire or divest of certain businesses or enter into joint ventures with other companies. During 2004, we anticipate that any acquisitions completed will be funded through a combination of cash generated from operations or from the sale of other businesses and, to a lesser extent, external funding sources or the issuance of stock.

Dividends paid to shareholders totaled $294 million, $287 million and $283 million in 2003, 2002 and 2001, respectively. PPG has paid uninterrupted dividends since 1899, and 2003 marked the 32nd consecutive year of increased dividend payments to shareholders. Over time, our goal is to sustain our dividends at approximately one-third of our earnings per share.

The Company has two authorized share repurchase programs. Under the program initiated in November 1998, there are 0.9 million of common stock authorized for repurchase remaining. In October 2000, we authorized another program to repurchase an additional 10 million shares of common stock. During 2003 and 2002, the Company did not repurchase any shares of its common stock and in 2001 repurchased only 0.1 million shares at a cost of $5 million. However, the Company announced on January 15, 2004, that it will begin to repurchase shares of common stock from time-to-time in market transactions of small amounts. Through mid-February 2004, we have repurchased 0.1 million shares of PPG common stock at a cost of $6 million.

While we had no mandatory funding contribution required in 2003 under Pension Benefit Guarantee Corporation or IRS regulations for our U.S. pension plans, we chose to make a voluntary contribution to these plans of $22 million. For 2004, we have no mandatory funding contribution required for our U.S. plans, although we may make further voluntary contributions. During 2003, 2002 and 2001 we made contributions to our non-U.S. pension plans totaling $41 million, $20 million and $13 million, respectively. We expect to make contributions to our non-U.S. plans in 2004 of approximately $30 million.

During 2003, after meeting the needs for funding the matters described above, we were able to repay nearly $400 million of debt, bringing the total reduction in debt over the last three years to more than $1.3 billion. Consequently, the ratio of total debt, including capital leases, to total debt and equity declined to 36% at Dec. 31, 2003 from 49% at Dec. 31, 2002. We were also able to increase our cash by about $375 million in 2003. The Company has invested this cash on a short-term basis in high credit quality cash equivalents.

Cash from operations and the Company's debt capacity are expected to continue to be sufficient to fund capital spending, share repurchase, dividend payments, contributions to pension plans, amounts due under the asbestos settlement and operating requirements, including PPG's significant contractual obligations, which are presented in the following table along with amounts due under the asbestos settlement:

| | | *Obligations Due In:* | | | |
|---|---|---|---|---|---|
| *(Millions)* | *Total* | 2004 | 2005-2006 | 2007-2008 | *Thereafter* |
| ***Contractual Obligations*** | | | | | |
| Long-term debt | $1,651 | $312 | $142 | $165 | $1,032 |
| Capital lease obligations | 1 | 1 | — | — | — |
| Operating leases | 269 | 69 | 97 | 55 | 48 |
| Unconditional purchase obligations | 878 | 213 | 147 | 87 | 431 |
| ***Total*** | $2,799 | $595 | $386 | $307 | $1,511 |
| ***Asbestos Settlement***(1) | | | | | |
| Aggregate cash payments | $ 998 | $173 | $173 | $104 | $ 548 |
| PPG stock and other | 135 | 135 | — | — | — |
| ***Total*** | $1,133 | $308 | $173 | $104 | $ 548 |

*(1) We have recorded an obligation equal to the net present value of the aggregate cash payments, along with the PPG stock and other assets that will be contributed to the Asbestos Settlement Trust. However, PPG has no obligation to pay any amounts under this settlement until the Effective Date, as more fully discussed in Note 13, "Commitments and Contingent Liabilities" under Item 8 of this Form 10-K.*

The unconditional purchase commitments are principally take-or-pay obligations related to the purchase of certain materials, including industrial gases and natural gas, consistent with customary industry practice. These also include PPG's commitment to purchase electricity and steam from the RS Cogen joint venture discussed in Note 5, "Investments," under Item 8 of this Form 10-K.

See Note 7, "Debt and Bank Credit Agreements and Leases," under Item 8 of this Form 10-K for details regarding the use and availability of committed and uncommitted lines of credit, letters of credit, guarantees, and debt covenants.

In addition to the amounts available under the lines of credit, the Company may issue up to $500 million aggregate principal amount of debt securities under a shelf registration statement filed with the Securities and Exchange Commission (SEC) in July 1999.

## Off-Balance Sheet Arrangements

The Company's off-balance sheet arrangements include the operating leases and unconditional purchase obligations disclosed in the "Liquidity and Capital Resources" section in the contractual obligations table as well as letters of credit and guarantees as discussed in Note 7, "Debt and Bank Credit Arrangements and Leases," under Item 8 of this Form 10-K.

## Critical Accounting Estimates

Management has evaluated the accounting policies used in the preparation of the financial statements and related notes under Item 8 of this Form 10-K and believes those policies to be reasonable and appropriate. We believe that the most critical accounting estimates used in the preparation of our financial statements relate to accounting for contingencies, under which we accrue a loss when it is probable that a liability has been incurred and the amount can be reasonably estimated, and to accounting for pensions, other postretirement benefits, goodwill and other identifiable intangible assets with indefinite lives because of the importance of management judgment in making the estimates necessary to apply these policies.

Contingencies, by their nature, relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss. The most important contingencies impacting our financial statements are those related to the collectibility of accounts receivable, environmental remediation, pending litigation against the Company and the resolution of matters related to open tax years. For more information on these matters, see Note 3, "Working Capital Detail," Note 11, "Income Taxes" and Note 13, "Commitments and Contingent Liabilities" under Item 8 of this Form 10-K.

Accounting for pensions and other postretirement benefits involves estimating the cost of benefits to be provided well into the future and attributing that cost over the time period each employee works. To accomplish this, extensive use is made of assumptions about inflation, investment returns, mortality, turnover, medical costs and discount rates. These assumptions are reviewed annually. See Note 12, "Pensions and Other Postretirement Benefits," under Item 8 of this Form 10-K for information on these plans and the assumptions used.

As discussed in Note 1, "Summary of Significant Accounting Policies," under Item 8 of this Form 10-K, the Company tests goodwill and identifiable intangible assets with indefinite lives for impairment at least annually by comparing the fair value of the reporting units to their carrying values. Fair values are estimated using discounted cash flow methodologies that are based on projections of the amounts and timing of future revenues and cash flows. Based on this testing, none of our goodwill was impaired as of Dec. 31, 2003; however, the fair value of our fiber glass business declined during 2003. As a result, the related goodwill of $47 million is at risk in 2004 for impairment should our projected recovery in this business not occur.

As part of our ongoing financial reporting process, a collaborative effort is undertaken involving PPG managers with functional responsibility for financial, credit, environmental, legal, tax and benefit matters and outside advisors such as consultants, engineers, lawyers and actuaries. The results of this effort provide management with the necessary information on which to base their judgments on these contingencies and to develop the estimates and assumptions used to prepare the financial statements.

We believe that the amounts recorded in the financial statements under Item 8 of this Form 10-K related to these contingencies, pensions, other postretirement benefits, goodwill and other identifiable intangible assets with indefinite lives are based on the best estimates and judgments of the appropriate PPG management, although actual outcomes could differ from our estimates.

## Currency

During 2003, the U.S. dollar weakened against the currencies of most of the countries in which PPG operates, most notably against the Euro, the British Pound Sterling and the Canadian dollar. The effects of translating the net assets of our operations denominated in non-U.S. currencies to the U.S. dollar increased consolidated net assets by $328 million. In addition, the weak U.S. dollar had a favorable impact on 2003 pretax earnings of approximately $50 million compared to 2002.

The Euro and the British Pound Sterling strengthened against the U.S. dollar 18% and 11%, respectively, during 2002. The effects of translating the net assets and net earnings of our operations denominated in these currencies to the U.S. dollar increased consolidated net assets by approximately $140 million but did not have a significant impact on the results of operations.

This was offset, in part, by the continued devaluation of the Argentine peso, which reduced our net investment in Argentina by $39 million to a total of $29 million as of Dec. 31, 2002. Any reduction in the value of these net assets resulting from a further devaluation of the Argentine peso will result in a direct charge to the accumulated other comprehensive loss component of shareholders' equity.

## Research and Development

Innovation and technology have been a hallmark of our Company's success throughout its history. Research and development costs totaled over 3% of sales in each of the past three years, representing a level of expenditure that we expect to continue in 2004. These costs include technology-driven improvements to our manufacturing processes and customer technical service, as well as the costs of developing new products. Because of our broad array of products and customers, we are not materially dependent upon any single technology platform.

## Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. Management's Discussion and Analysis and other sections of this Annual Report contain forward-looking statements that reflect the Company's current views with respect to future events and financial performance.

Forward-looking statements are identified by the use of the words "aim," "believe," "expect," "anticipate," "intend," "estimate" and other expressions that indicate future events and trends. Any forward-looking statement speaks only as of the date on which such statement is made and the Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our reports to the SEC. Also, note the following cautionary statements.

Many factors could cause actual results to differ materially from the Company's forward-looking statements. Among these factors are increasing price and product competition by foreign and domestic competitors, fluctuations in the cost and availability of raw materials, the ability to maintain favorable supplier relationships and arrangements, economic and political conditions in international markets, the ability to penetrate existing, developing and emerging foreign and domestic markets, which also depends on economic and political conditions, foreign exchange rates and fluctuations in those rates, and the unpredictability of existing and possible future litigation, including litigation that could result if PPG's Settlement Agreement for asbestos claims does not become effective. Further, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

The consequences of material differences in the results as compared to those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on the Company's consolidated financial condition, operations or liquidity.

## Item 7a. Quantitative and Qualitative Disclosures About Market Risk

PPG is exposed to market risks related to changes in foreign currency exchange rates, interest rates, natural gas prices and PPG's stock price arising from transactions that are entered into in the normal course of business. The Company may enter into derivative financial instrument transactions in order to manage or reduce this market risk. A detailed description of these exposures and the Company's risk management policies are provided in Note 9, "Derivative Financial Instruments," under Item 8 of this Form 10-K.

The following disclosures summarize PPG's exposure to market risks and information regarding the use and fair value of derivatives employed to manage our exposure to such risks. Quantitative sensitivity analyses have been provided to reflect how reasonable unfavorable changes in market rates can impact PPG's financial results, cash flows and financial condition.

Foreign currency forward and option contracts outstanding during 2003 and 2002 were used to hedge PPG's exposure to foreign currency transaction and translation risk. The fair value of these contracts was an asset of $0.2 million and $1 million as of Dec. 31, 2003 and 2002, respectively. The potential reduction in PPG's earnings resulting from adverse changes in the exchange rates on the fair value of its outstanding foreign currency hedge contracts of 10% for European currencies and 20% for Asian and South American currencies would have totaled approximately $0.2 million and $1 million as of Dec. 31, 2003 and 2002, respectively.

PPG had non-U.S. dollar-denominated debt of $28 million and $317 million as of Dec. 31, 2003 and 2002, respectively. The significant decrease in the debt levels is attributable to the Company's ongoing efforts to reduce overall debt levels, by deploying a portion of its operating cash flows for this purpose. A weakening of the U.S. dollar by 10% against European currencies and by 20% against Asian and South American currencies would have resulted in unrealized translation losses of approximately $7 million and $46 million as of Dec. 31, 2003 and 2002, respectively.

Interest rate swaps are used to manage a portion of PPG's interest rate risk and, as of Dec. 31, 2003 and 2002, the fair value of the interest rate swaps was an asset of $9 million and $23 million, respectively. The fair value of these swaps would have decreased by $10 million and $7 million as of Dec. 31, 2003 and 2002, respectively, if variable interest rates increased by 10%. A 10% increase in interest rates in the U.S., Canada, Mexico and Europe and a 20% increase in interest rates in Asia and South America would have affected PPG's variable rate debt obligations by increasing interest expense by approximately $1 million and $3 million as of Dec. 31, 2003 and 2002, respectively. Further, a 10% reduction in interest rates would have increased the present value of the Company's fixed rate debt by approximately $40 million and $53 million as of Dec. 31, 2003 and 2002, respectively. Such changes would not have had a material effect on PPG's annual earnings or cash flows.

The fair value of natural gas swap and option contracts was an asset of $3 million and $24 million as of Dec. 31, 2003 and 2002, respectively. These contracts were entered into to reduce PPG's exposure to rising prices of natural gas. A 10% reduction in the price of natural gas would result in a loss in the fair value of the underlying natural gas swap and option contracts outstanding as of Dec. 31, 2003 and 2002 of approximately $3 million and $8 million, respectively.

An equity forward arrangement was entered into to hedge the Company's exposure to changes in fair value of its future obligation to contribute PPG stock into an asbestos settlement trust (see Note 9, "Derivative Financial Instruments" and Note 13, "Commitments and Contingent Liabilities," under Item 8 of this Form 10-K). In addition to the change in PPG's stock price, contributing to the change in fair value of this instrument was the increase in the number of shares purchased by the bank from 504,900 shares as of Dec. 31, 2002 to 904,900 shares as of Dec. 31, 2003. The fair value of this instrument as of Dec. 31, 2003 and 2002 was an asset of $15 million and $1 million, respectively. A 10% decrease in PPG's stock price would have reduced the value of this instrument by $6 million and $3 million, as of Dec. 31, 2003 and 2002, respectively.

## Item 8. Financial Statements and Supplementary Data

### Independent Auditors' Report

*To the Board of Directors and Shareholders of PPG Industries, Inc.:*

We have audited the accompanying consolidated balance sheet of PPG Industries, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2003 set forth on pages 27 to 52. Our audits also included the financial statement schedule listed in Item 15 on page 54. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of PPG Industries, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2003, the Company changed its method of accounting for asset retirement obligations to adopt Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations". Also as discussed in Note 1 to the consolidated financial statements, on January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets to adopt Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

**Deloitte & Touche LLP**
Pittsburgh, Pennsylvania
January 15, 2004

### Management Statement

*Responsibility for Preparation of the Financial Statements*

The management of PPG Industries, Inc. is responsible for the preparation of the financial statements included in this Annual Report.

To ensure the reliability of financial data, PPG has established, and maintains, an internal control system. We believe the internal controls in use give reasonable assurance that financial reports do not contain any material misstatement.

We believe that the financial statements and related notes in this report are accurate in all material respects, and that they were prepared according to accounting principles generally accepted in the United States of America. The financial statements include amounts that are based on the best estimates and judgments of management.

We believe, further, that the other financial information contained in this Annual Report is consistent with the financial statements.

**Raymond W. LeBoeuf**
*Chairman of the Board and Chief Executive Officer*

**William H. Hernandez**
*Senior Vice President, Finance*

# Statement of Income

| (Millions, except per share amounts) | For the Year 2003 | 2002 | 2001 |
|---|---|---|---|
| Net sales | $8,756 | $8,067 | $8,169 |
| Cost of sales | 5,521 | 5,066 | 5,137 |
| ***Gross profit*** | 3,235 | 3,001 | 3,032 |
| Other expenses (earnings) | | | |
| Selling, general and administrative | 1,578 | 1,419 | 1,395 |
| Depreciation | 365 | 366 | 375 |
| Research and development — net (See Note 20) | 290 | 273 | 266 |
| Interest | 107 | 128 | 169 |
| Amortization (See Note 1) | 29 | 32 | 72 |
| Asbestos settlement — net (See Notes 9 and 13) | 38 | 755 | — |
| Business restructuring (See Note 2) | 4 | 77 | 103 |
| Other charges | 84 | 74 | 84 |
| Other earnings (See Note 17) | (103) | (95) | (98) |
| ***Total other expenses — net*** | 2,392 | 3,029 | 2,366 |
| *Income (loss) before income taxes, minority interest and cumulative effect of accounting change* | 843 | (28) | 666 |
| Income tax expense (benefit) (See Note 11) | 293 | (7) | 247 |
| Minority interest | 50 | 39 | 32 |
| *Income (loss) before cumulative effect of accounting change* | 500 | (60) | 387 |
| Cumulative effect of accounting change, net of tax (See Note 1) | (6) | (9) | — |
| ***Net income (loss)*** | $ 494 | $ (69) | $ 387 |
| ***Earnings (loss) per common share (See Notes 1 and 10)*** | | | |
| Income (loss) before cumulative effect of accounting change | $ 2.94 | $(0.36) | $ 2.30 |
| Cumulative effect of accounting change, net of tax | (0.03) | (0.05) | — |
| ***Earnings (loss) per common share*** | $ 2.91 | $(0.41) | $ 2.30 |
| ***Earnings (loss) per common share — assuming dilution (See Notes 1 and 10)*** | | | |
| Income (loss) before cumulative effect of accounting change | $ 2.92 | $(0.36) | $ 2.29 |
| Cumulative effect of accounting change, net of tax | (0.03) | (0.05) | — |
| ***Earnings (loss) per common share — assuming dilution*** | $ 2.89 | $(0.41) | $ 2.29 |

*The accompanying notes to the financial statements are an integral part of this consolidated statement.*

# Balance Sheet

| (Millions) | December 31 2003 | 2002 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ 499 | $ 117 |
| Receivables (See Note 3) | 1,631 | 1,486 |
| Inventories (See Note 3) | 997 | 942 |
| Deferred income taxes (See Note 11) | 254 | 219 |
| Other | 156 | 181 |
| *Total current assets* | 3,537 | 2,945 |
| Property (See Note 4) | 7,620 | 7,270 |
| Less accumulated depreciation | 5,054 | 4,638 |
| *Property — net* | 2,566 | 2,632 |
| Investments (See Note 5) | 265 | 262 |
| Goodwill (See Notes 1 and 6) | 1,157 | 1,047 |
| Identifiable intangible assets (See Notes 1 and 6) | 495 | 514 |
| Other assets (See Note 12) | 404 | 463 |
| *Total* | $8,424 | $ 7,863 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities | | |
| Short-term debt and current portion of long-term debt (See Note 7) | $ 327 | $ 352 |
| Asbestos settlement (See Note 13) | 308 | 190 |
| Accounts payable and accrued liabilities (See Note 3) | 1,504 | 1,378 |
| *Total current liabilities* | 2,139 | 1,920 |
| Long-term debt (See Note 7) | 1,339 | 1,699 |
| Asbestos settlement (See Note 13) | 500 | 566 |
| Deferred income taxes (See Note 11) | 88 | 64 |
| Accrued pensions (See Note 12) | 394 | 491 |
| Other postretirement benefits (See Note 12) | 532 | 516 |
| Other liabilities (See Note 12) | 384 | 326 |
| *Total liabilities* | 5,376 | 5,582 |
| Commitments and contingent liabilities (See Note 13) | | |
| Minority interest | 137 | 131 |
| Shareholders' equity (See Note 14) | | |
| Common stock | 484 | 484 |
| Additional paid-in capital | 158 | 126 |
| Retained earnings | 6,399 | 6,197 |
| Treasury stock, at cost | (3,428) | (3,471) |
| Unearned compensation (See Note 16) | (60) | (85) |
| Accumulated other comprehensive income (loss) (See Note 15) | (642) | (1,101) |
| *Total shareholders' equity* | 2,911 | 2,150 |
| *Total* | $8,424 | $ 7,863 |

*Shares outstanding were 170,926,639 and 169,442,193 as of Dec. 31, 2003 and 2002, respectively.*
*The accompanying notes to the financial statements are an integral part of this consolidated statement.*

# Statement of Shareholders' Equity

| *(Millions)* | *Common Stock* | *Additional Paid-In Capital* | *Retained Earnings* | *Treasury Stock* | *Unearned Compensation (See Note 16)* | *Accumulated Other Comprehensive Income (Loss) (See Note 15)* | *Total* |
|---|---|---|---|---|---|---|---|
| *Balance, Jan. 1, 2001* | $484 | $102 | $6,444 | $(3,508) | $(114) | $ (311) | $3,097 |
| Net income | — | — | 387 | — | — | — | 387 |
| Other comprehensive loss, net of tax | — | — | — | — | — | (149) | (149) |
| Cash dividends | — | — | (283) | — | — | — | (283) |
| Purchase of treasury stock | — | — | — | (5) | — | — | (5) |
| Issuance of treasury stock | — | 7 | — | 17 | — | — | 24 |
| Loans to ESOP | — | — | — | — | (32) | — | (32) |
| Repayment of loans by ESOP | — | — | — | — | 38 | — | 38 |
| Other | — | — | 3 | — | — | — | 3 |
| *Balance, Dec. 31, 2001* | 484 | 109 | 6,551 | (3,496) | (108) | (460) | 3,080 |
| Net loss | — | — | (69) | — | — | — | (69) |
| Other comprehensive loss, net of tax | — | — | — | — | — | (641) | (641) |
| Cash dividends | — | — | (287) | — | — | — | (287) |
| Issuance of treasury stock | — | 17 | — | 25 | — | — | 42 |
| Repayment of loans by ESOP | — | — | — | — | 23 | — | 23 |
| Other | — | — | 2 | — | — | — | 2 |
| *Balance, Dec. 31, 2002* | 484 | 126 | 6,197 | (3,471) | (85) | (1,101) | 2,150 |
| Net income | — | — | 494 | — | — | — | 494 |
| Other comprehensive income, net of tax | — | — | — | — | — | 459 | 459 |
| Cash dividends | — | — | (294) | — | — | — | (294) |
| Issuance of treasury stock | — | 32 | — | 43 | — | — | 75 |
| Repayment of loans by ESOP | — | — | — | — | 25 | — | 25 |
| Other | — | — | 2 | — | — | — | 2 |
| ***Balance, Dec. 31, 2003*** | $484 | $158 | $6,399 | $(3,428) | $ (60) | $(642) | $2,911 |

# Statement of Comprehensive Income

| *(Millions)* | *For the Year* 2003 | 2002 | 2001 |
|---|---|---|---|
| Net income (loss) | $494 | $ (69) | $ 387 |
| Other comprehensive income (loss), net of tax (See Note 15) | | | |
| Unrealized currency translation adjustment | 328 | 73 | (131) |
| Minimum pension liability adjustment (See Note 12) | 147 | (726) | (20) |
| Unrealized gains (losses) on marketable equity securities | 6 | (5) | 10 |
| Reclassification adjustment — marketable equity securities | (9) | — | — |
| Transition adjustment on derivatives (See Note 1) | — | — | 43 |
| Net change — derivatives (See Note 9) | (13) | 17 | (51) |
| Other comprehensive income (loss), net of tax | 459 | (641) | (149) |
| ***Comprehensive income (loss)*** | $953 | $(710) | $ 238 |

*The accompanying notes to the financial statements are an integral part of these consolidated statements.*

# Statement of Cash Flows

| (Millions) | 2003 | 2002 | 2001 |
|---|---|---|---|
| | *For the Year* | | |
| **Operating activities** | | | |
| Net income (loss) | $ 494 | $ (69) | $ 387 |
| Adjustments to reconcile to cash from operations | | | |
| Cumulative effect of accounting change (See Note 1) | 6 | 9 | — |
| Asbestos settlement, net of tax | 23 | 484 | — |
| Depreciation and amortization | 394 | 398 | 447 |
| Business restructuring | 4 | 77 | 103 |
| Restructuring cash spending | (33) | (63) | (53) |
| Bad debt expense | 13 | 24 | 30 |
| Equity affiliate loss net of dividends | 7 | 7 | 11 |
| Reclassification adjustment — marketable equity securities | (9) | — | — |
| Increase (decrease) in net accrued pension benefit costs | 102 | 27 | (54) |
| (Increase) decrease in receivables | (58) | (36) | 74 |
| Decrease (increase) in inventories | 11 | (9) | 187 |
| Decrease (increase) in other current assets | 2 | (44) | 32 |
| Increase (decrease) in accounts payable and accrued liabilities | 66 | 69 | (126) |
| Decrease in noncurrent assets | 39 | 9 | 31 |
| Increase (decrease) in noncurrent liabilities | 49 | (34) | (23) |
| Other | 13 | 23 | 14 |
| ***Cash from operating activities*** | 1,123 | 872 | 1,060 |
| **Investing activities** | | | |
| Capital spending | | | |
| Additions to property and investments | (217) | (238) | (291) |
| Business acquisitions, net of cash balances acquired | (3) | (22) | (10) |
| Reductions of other property and investments | 54 | 48 | 56 |
| ***Cash used for investing activities*** | (166) | (212) | (245) |
| **Financing activities** | | | |
| Net change in borrowings with maturities of three months or less | (252) | (287) | (511) |
| Proceeds from other short-term debt | 10 | 62 | 179 |
| Repayment of other short-term debt | (77) | (65) | (203) |
| Proceeds from long-term debt | 3 | 6 | 29 |
| Repayment of long-term debt | (69) | (139) | (41) |
| Loans to employee stock ownership plan | — | — | (32) |
| Repayment of loans by employee stock ownership plan | 25 | 23 | 38 |
| Purchase of treasury stock | — | — | (5) |
| Issuance of treasury stock | 61 | 32 | 13 |
| Dividends paid | (294) | (287) | (283) |
| ***Cash used for financing activities*** | (593) | (655) | (816) |
| Effect of currency exchange rate changes on cash and cash equivalents | 18 | 4 | (2) |
| Net increase (decrease) in cash and cash equivalents | 382 | 9 | (3) |
| Cash and cash equivalents, beginning of year | 117 | 108 | 111 |
| ***Cash and cash equivalents, end of year*** | $ 499 | $ 117 | $ 108 |

*The accompanying notes to the financial statements are an integral part of this consolidated statement.*

## 1. Summary of Significant Accounting Policies

*Principles of consolidation*

The accompanying consolidated financial statements include the accounts of PPG Industries, Inc. (PPG or the Company), and all subsidiaries, both U.S. and non-U.S., that we control. We own more than 50% of the voting stock of the subsidiaries that we control. Investments in companies of which we own 20% to 50% of the voting stock and have the ability to exercise significant influence over operating and financial policies of the investee are accounted for using the equity method of accounting. As a result, our share of the earnings or losses of such equity affiliates is included in the accompanying statement of income and our share of these companies' shareholders' equity is included in the accompanying balance sheet. Transactions between PPG and its subsidiaries are eliminated in consolidation.

*Use of estimates in the preparation of financial statements*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual outcomes could differ from those estimates.

*Revenue recognition*

Revenue from sales is recognized by all business segments when goods are shipped and title to inventory and risk of loss passes to the customer or when services have been rendered.

*Shipping and handling costs*

Amounts billed to customers for shipping and handling are recorded in "Net sales" in the accompanying statement of income. Shipping and handling costs incurred by the Company for the delivery of goods to customers are included in "Cost of sales" in the accompanying statement of income.

*Selling, general and administrative costs*

Amounts presented as "Selling, general and administrative" in the accompanying statement of income are comprised of selling, customer service, distribution and advertising costs, as well as the costs of providing corporate-wide functional support in such areas as finance, law, human resources, and planning. Distribution costs pertain to the movement and storage of finished goods inventory at company-owned and leased warehouses, terminals and other distribution facilities. Certain of these costs may be included in cost of sales by other companies, resulting in a lack of comparability between our gross profit and that of other companies.

*Foreign currency translation*

For all significant non-U.S. operations, the functional currency is their local currency. Assets and liabilities of those operations are translated into U.S. dollars using year-end exchange rates; income and expenses are translated using the average exchange rates for the reporting period. Unrealized currency translation adjustments are deferred in accumulated other comprehensive income (loss), a separate component of shareholders' equity.

*Cash equivalents*

Cash equivalents are highly liquid investments (valued at cost, which approximates fair value) acquired with an original maturity of three months or less.

*Inventories*

Most U.S. inventories are stated at cost, using the last-in, first-out (LIFO) method, which does not exceed market. All other inventories are stated at cost, using the first-in, first-out (FIFO) method, which does not exceed market. We determine cost using either average or standard factory costs, which approximate actual costs, excluding certain fixed costs such as depreciation and property taxes.

*Marketable equity securities*

The Company's investment in marketable equity securities is recorded at fair market value in "Investments" in the accompanying balance sheet with changes in fair market value recorded in income for those securities designated as trading securities and in other comprehensive income, net of tax, for those designated as available for sale securities.

*Property*

Property is recorded at cost. We compute depreciation by the straight-line method based on the estimated useful lives of depreciable assets. Additional expense is recorded when facilities or equipment are subject to abnormal economic conditions or obsolescence. Significant improvements that add to productive capacity or extend the lives of properties are capitalized. Costs for repairs and maintenance are charged to expense as incurred. When property is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any related gains or losses are included in income. Amortization of the cost of capitalized leased assets is included in depreciation expense. Property and other long-lived assets are reviewed for impairment whenever events or circumstances indicate that their carrying amount may not be recoverable.

*Goodwill and identifiable intangible assets*

Goodwill represents the excess of the cost over the fair value of net tangible and identifiable intangible assets of acquired businesses. Identifiable intangible assets acquired in business combinations are recorded based upon their fair value at the date of acquisition.

Effective Jan. 1, 2002, PPG adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." This standard changes the accounting for goodwill and certain other intangible assets from an amortization method to an impairment only approach. The standard also requires a reassessment of the useful lives of identifiable intangible assets other than goodwill and at least an annual test for impairment of goodwill and intangibles with indefinite lives. Note 6 provides additional information concerning goodwill and other identifiable intangible assets.

In accordance with the requirements of SFAS No. 142, the Company tested the goodwill attributable to each of our reporting units for impairment as of Jan. 1, 2002 and concluded that none of its goodwill was impaired. The Company's reporting units are the major product lines comprising our reportable business segments. Fair value was estimated using discounted cash flow methodologies and market comparable information. The Company tests goodwill of each of our reporting units for impairment at least annually in connection with our strategic planning process in the third quarter.

In addition, the Company reassessed the useful lives of its identifiable intangible assets and determined that the lives were appropriate other than for the Company's acquired trademarks, which were concluded to have indefinite useful lives. As a result, the Company ceased amortization of the cost of these trademarks as of Jan. 1, 2002. Also, in accordance with the requirements of SFAS No. 142, the Company tested each of these trademarks for impairment by comparing the fair value of each trademark to its carrying value as of Jan. 1, 2002. Fair value was estimated by using the relief from royalty method (a discounted cash flow methodology). Based on these impairment tests, PPG recognized an adjustment of $14 million ($9 million or $0.05 per share, net of tax) in the first quarter of 2002 to reduce the carrying value of certain trademarks within our coatings segment to their estimated fair value as the level of future cash flows from sales of certain brands is expected to be less than originally anticipated. Under SFAS No. 142, this impairment adjustment has been reported as the cumulative effect of an accounting change in our first quarter 2002 income statement. The Company tests the carrying value of these trademarks for impairment at least annually in the third quarter.

Had the Company been accounting for its goodwill and certain other intangible assets under SFAS No. 142 for all prior periods presented, the Company's net income and earnings per common share would have been as follows for the year ended Dec. 31, 2001:

| *(Millions, except per share amounts)* | 2001 |
|---|---|
| ***Net income*** | |
| Reported net income | $ 387 |
| Add back amortization expense, net of tax | 32 |
| ***Adjusted net income*** | $ 419 |
| ***Earnings per common share*** | |
| Reported earnings | $2.30 |
| Impact of amortization expense, net of tax | 0.20 |
| ***Adjusted earnings per common share*** | $2.50 |
| ***Earnings per common share — assuming dilution*** | |
| Reported earnings | $2.29 |
| Impact of amortization expense, net of tax | 0.20 |
| ***Adjusted earnings per common share — assuming dilution*** | $2.49 |

Prior to the adoption of the provisions of SFAS No. 142, substantially all of the Company's goodwill and acquired trademarks were amortized on a straight-line basis over a forty-year period.

Identifiable intangible assets with finite lives continue to be amortized on a straight-line basis over their estimated useful lives (3 to 25 years) and are reviewed for impairment whenever events or circumstances indicate that their carrying amount may not be recoverable.

*Stock-based compensation*

PPG applied Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock options and other stock-based compensation through Dec. 31, 2003. APB No. 25 requires the use of the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock at the measurement date over the amount an employee must pay to acquire the stock. The Company makes disclosures of pro forma net earnings and earnings per share as if the fair-value-based method of accounting had been applied as required by SFAS No. 123, "Accounting for Stock-Based Compensation" and as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" (see Note 18).

Effective Jan. 1, 2004, we adopted the fair value method of recording stock-based compensation, as defined in SFAS No. 123, for stock options awarded to employees after the date of adoption and for previously issued stock options that were not vested as of Jan. 1, 2004 using the modified prospective transition method. We expect the impact of adoption to increase 2004 stock-based compensation expense by approximately $10 million, aftertax, or $0.06 per share. This impact reflects the fact that beginning in 2004 stock option grants under the PPG Stock Plan will vest three years after the date of grant. Previously, original grants of stock options under this plan vested after one year. As a result of this vesting provision and assuming the number of options granted in 2004 and 2005 and the fair value of those options is comparable to those granted in 2003, the impact of this accounting change will grow to approximately $0.09 and $0.12 per share in 2005 and 2006, respectively, at which time a full annual run rate of expense is reached. Additionally, under the modified prospective transition method we are required to record a deferred tax asset of $9 million and a corresponding increase to additional paid-in capital equal to the deferred tax benefit that would have been recognized in 2003 had compensation expense been recorded under the fair value provisions of SFAS No. 123 for options outstanding at the date of adoption but not fully vested.

*Employee Stock Ownership Plan*

We account for our employee stock ownership plan (ESOP) in accordance with Statement of Position (SOP) No. 93-6 for PPG common stock purchased after Dec. 31, 1992 (new ESOP shares). As permitted by SOP No. 93-6, shares purchased prior to Dec. 31, 1992 (old ESOP shares) continue to be accounted for in accordance with SOP No. 76-3. ESOP shares are released for future allocation to participants based on the ratio of debt service paid during the year on loans used by the ESOP to purchase the shares to the remaining debt service on these loans. These loans are a combination of borrowings guaranteed by PPG and borrowings by the ESOP directly from PPG. The ESOP's borrowings from third parties are included in debt in our balance sheet (see Note 7). Unearned compensation, reflected as a reduction of shareholders' equity, principally represents the unpaid balance of all of the ESOP's loans. Dividends received by the ESOP are used to pay debt service.

For old ESOP shares, compensation expense is equal to cash contributed to the ESOP by the Company less the ESOP interest expense element of such contributions. Dividends on old ESOP shares are deducted from retained earnings. Old ESOP shares are considered to be outstanding in computing earnings per common share. For new ESOP shares, compensation expense is equal to the Company's matching contribution (see Note 16). Dividends on released new ESOP shares are deducted from retained earnings, and dividends on unreleased shares are reported as a reduction of debt or accrued interest. Only new ESOP shares that have been released are considered outstanding in computing earnings per common share.

*Derivative financial instruments*

Effective Jan. 1, 2001, the Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These standards require the Company to recognize all derivative instruments as either assets or liabilities at fair value, most of which were previously not recorded on the balance sheet. The accounting for changes in the fair value of a derivative depends on the use of the derivative. To the extent that a derivative is effective as a cash flow hedge of an exposure to future changes in value, the change in fair value of the derivative is deferred in other comprehensive income. Any portion considered to be ineffective will be reported in earnings immediately. To the extent that a derivative is effective as a hedge of an exposure to future changes in fair value, the change in the derivative's fair value will be offset in the statement of income by the change in fair value of the item being hedged.

Adoption of these new accounting standards on Jan. 1, 2001 resulted in an increase in current assets, current liabilities and other comprehensive income of $70 million, $26 million and $43 million, respectively, with a cumulative after tax increase in net income of less than $1 million. This increase to other comprehensive income principally represents the deferred gain on outstanding natural gas option and swap contracts as of Jan. 1, 2001.

*Asset Retirement Obligations*

Effective Jan. 1, 2003, PPG adopted the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations." An asset retirement obligation represents a legal obligation associated with the retirement of a tangible long-lived asset that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. This standard requires the Company to recognize asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair value can be made. The asset retirement obligation is subsequently adjusted for changes in fair value. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over its useful life. PPG's asset retirement obligations are primarily associated with closure of certain assets used in the chemicals manufacturing process.

Adoption of this new standard on Jan. 1, 2003 resulted in an increase in noncurrent assets, current liabilities and noncurrent liabilities of $4 million, $1 million and $9 million, respectively, and a cumulative effect adjustment reducing net income by $6 million aftertax, or $0.03 a share – assuming dilution. The change in the asset retirement obligation during 2003 was approximately $1 million.

*Other new accounting standards*

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This standard requires costs associated with exit or disposal activities to be recognized when they are incurred and applies prospectively to such activities that are initiated after Dec. 31, 2002. The provisions of this standard did not have a material effect on PPG's results of operations or financial condition.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 requires the recognition of liabilities for guarantees that were issued or modified subsequent to Dec. 31, 2002. The liabilities should reflect the fair value, at inception, of the guarantors' obligations to stand ready to perform, in the event that the specified triggering events or conditions occur. The adoption of this interpretation did not have a material effect on the Company's results of operations or financial condition. The Company accrues for product warranties at the time the products are sold based on historical claims experience. As of Dec. 31, 2003 and 2002, the reserve for product warranties was $3 million. Pretax charges against income for product warranties and the related cash outlays were both $5 million for the year ended Dec. 31, 2003 and were both $3 million for the year ended Dec. 31, 2002.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation No. 46 requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks and rewards of ownership among their owners and other parties involved. The provisions of Interpretation No. 46 were applicable immediately to all variable interest entities created after Jan. 31, 2003 and variable interest entities in which an enterprise obtains an interest in after that date, and for variable interest entities created before this date, the provisions were initially effective July 1, 2003. PPG's adoption of this interpretation in the third quarter of 2003 did not have a material effect on the Company's results of operations or financial condition. In December 2003, the FASB issued a revision to Interpretation No. 46; however, it had no impact on PPG's adoption.

*Reclassifications*

Certain amounts in the 2002 and 2001 financial statements have been reclassified to be consistent with the 2003 presentation.

## 2. Business Restructuring

In conjunction with our continued cost reduction focus, the Company recorded a charge of $6 million during the first half of 2003 for restructuring actions related to our coatings and glass segments. This charge is for severance benefits for 93 employees. As of Dec. 31, 2003, $4 million of this reserve has been paid. The remaining reserve of $2 million is to be spent by March 31, 2004. During the second quarter of 2003, $2 million of the initial $81 million charge from 2002 described below, primarily related to the coatings segment, was reversed to income.

In the first quarter of 2002, the Company recorded a charge of $81 million for restructuring and other related activities comprised of $66 million for severance and other costs and $15 million for asset dispositions. The workforce reductions covered by this charge are substantially complete; however, as of Dec. 31, 2003, $10 million of this reserve remained to be spent. Of this amount $1 million relates to lease costs that will be paid through Sept. 30, 2004. The remaining reserve of $9 million relates to a group of approximately 75 employees in Europe, whose terminations have been concluded under a different social plan than was assumed when the reserve was recorded, 45 of whom have already been released, with the remaining terminations to occur by March 31, 2005. Under the terms of this social plan, severance payments will be paid to these 75 individuals through 2008. The details of this 2002 charge were as follows:

| *(Millions, except no. of employees)* | *Severance and Other Costs* | *Asset Dispositions* | *Total Charge* | *Employees Covered* |
|---|---|---|---|---|
| Coatings | $ 62 | $ 15 | $ 77 | 1,004 |
| Glass | 1 | — | 1 | 22 |
| Chemicals | 1 | — | 1 | 20 |
| Corporate | 2 | — | 2 | 20 |
| Total | $ 66 | $ 15 | $ 81 | 1,066 |
| Activity | (56) | (15) | (71) | (1,036) |
| ***Balance as of Dec. 31, 2003*** | $ 10 | $ — | $ 10 | 30 |

During the first quarter of 2001, the Company finalized plans to reduce costs, increase efficiencies and accelerate performance improvement and took a pretax charge of $101 million for restructuring and other related activities, including severance and other costs of $67 million and asset dispositions of $34 million. These actions were completed as of Dec. 31, 2002. The details of this charge were as follows:

| *(Millions, except no. of employees)* | *Severance and Other Costs* | *Asset Dispositions* | *Total Charge* | *Employees Covered* |
|---|---|---|---|---|
| Coatings | $ 60 | $ 23 | $ 83 | 1,072 |
| Glass | 4 | 6 | 10 | 254 |
| Chemicals | 2 | 5 | 7 | 23 |
| Corporate | 1 | — | 1 | 18 |
| Total | $ 67 | $ 34 | $ 101 | 1,367 |
| Activity | (67) | (34) | (101) | (1,367) |
| ***Balance as of Dec. 31, 2002*** | $ — | $ — | $ — | — |

In conjunction with the 2001 first quarter charge, an additional $2 million of restructuring costs were recorded in 2001 as incurred and during the second quarter of 2002, $4 million of the initial $101 million charge related to the coatings segment was reversed to income.

During 2003 and 2002, we paid $3 million and $2 million, respectively, related to remaining lease and other exit costs reserved in 2000 and 1999.

### 3. Working Capital Detail

| *(Millions)* | 2003 | 2002 |
|---|---|---|
| ***Receivables*** | | |
| Customers | $1,524 | $1,387 |
| Other | 152 | 147 |
| Allowance for doubtful accounts | (45) | (48) |
| ***Total*** | $1,631 | $1,486 |
| ***Inventories***(1) | | |
| Finished products | $ 601 | $ 548 |
| Work in process | 111 | 113 |
| Raw materials | 157 | 157 |
| Supplies | 128 | 124 |
| ***Total*** | $ 997 | $ 942 |
| ***Accounts payable and accrued liabilities*** | | |
| Trade creditors | $ 745 | $ 675 |
| Accrued payroll | 264 | 232 |
| Other postretirement and pension benefits | 100 | 87 |
| Income taxes | 50 | 41 |
| Other | 345 | 343 |
| ***Total*** | $1,504 | $1,378 |

*(1) Inventories valued using the LIFO method comprised 59% and 62% of total gross inventory values as of Dec. 31, 2003 and 2002, respectively. If the first-in, first-out method of inventory valuation had been used, inventories would have been $172 million and $158 million higher as of Dec. 31, 2003 and 2002, respectively. During the years ended Dec. 31, 2003 and 2002, certain inventories accounted for on the LIFO method of accounting were reduced, which resulted in the liquidation of certain quantities carried at costs prevailing in prior years. The net effect on earnings of these liquidations was not material.*

### 4. Property

| *(Millions)* | *Useful Lives (years)* | 2003 | 2002 |
|---|---|---|---|
| Land and land improvements | 10-30 | $ 332 | $ 309 |
| Buildings | 20-50 | 1,189 | 1,126 |
| Machinery and equipment | 5-25 | 5,572 | 5,273 |
| Other | 3-20 | 453 | 419 |
| Construction in progress | | 74 | 143 |
| ***Total***(1) | | $7,620 | $7,270 |

*(1) Interest capitalized in 2003, 2002 and 2001 was $3 million, $5 million and $13 million, respectively.*

### 5. Investments

| *(Millions)* | 2003 | 2002 |
|---|---|---|
| Investments in equity affiliates | $154 | $157 |
| Marketable equity securities: | | |
| Trading (See Note 12) | 68 | 53 |
| Available for sale | 9 | 18 |
| Other | 34 | 34 |
| ***Total*** | $265 | $262 |

The Company's investments in equity affiliates is comprised principally of fifty-percent ownership interests in a number of joint ventures that manufacture and sell coatings, glass and chemicals products, the most significant of which are located in Asia.

In addition, we have a fifty-percent ownership interest in RS Cogen, L.L.C., which in December 2002 commenced toll production of electricity and steam primarily for PPG and its joint venture partner. The joint venture was formed with a wholly owned subsidiary of Entergy Corporation, in 2000 for the construction and operation of a $300 million process steam, natural gas-fired cogeneration facility in Lake Charles, La., the majority of which was financed by a syndicate of banks. PPG's future commitment to purchase electricity and steam from the joint venture approximates $24 million per year subject to contractually defined inflation adjustments for a nineteen year period. The purchases for the years ended Dec. 31, 2003 and 2002 were $27 million and less than $1 million, respectively.

Summarized financial information of our equity affiliates on a 100 percent basis is as follows:

| *(Millions)* | 2003 | 2002 |
|---|---|---|
| Working capital | $ 135 | $ 108 |
| Property, net | 685 | 693 |
| Short-term debt | (101) | (99) |
| Long-term debt | (364) | (319) |
| Other, net | 4 | 16 |
| ***Net assets*** | $ 359 | $ 399 |

| *(Millions)* | 2003 | 2002 | 2001 |
|---|---|---|---|
| Revenues | $632 | $ 580 | $681 |
| Net (loss) earnings | $ (8) | $ (2) | $ 31 |

PPG's share of undistributed net earnings of equity affiliates was $63 million and $73 million as of Dec. 31, 2003 and 2002, respectively. Dividends received from equity affiliates were $3 million, $6 million and $26 million in 2003, 2002 and 2001, respectively.

As of Dec. 31, 2003 and 2002, there were unrealized gains of $3 million and $10 million, respectively, and unrealized losses of $1 million at Dec. 31, 2002, recorded in "Accumulated other comprehensive loss" in the accompanying balance sheet related to marketable securities available for sale.

During 2003, PPG sold certain of these investments resulting in the recognition of pretax gains of $15 million and proceeds of $22 million.

## 6. Goodwill and Other Identifiable Intangible Assets

The change in the carrying amount of goodwill attributable to each business segment for the years ended Dec. 31, 2003 and 2002 was as follows:

| *(Millions)* | *Coatings* | *Glass* | *Chemicals* | *Total* |
|---|---|---|---|---|
| Balance, Jan. 1, 2002 | $ 897 | $70 | $20 | $ 987 |
| Goodwill acquired | 12 | — | — | 12 |
| Currency translation | 39 | 5 | 4 | 48 |
| Balance, Dec. 31, 2002 | 948 | 75 | 24 | 1,047 |
| Currency translation | 97 | 9 | 4 | 110 |
| ***Balance, Dec. 31, 2003*** | $1,045 | $84 | $28 | $1,157 |

The carrying amount of acquired trademarks with indefinite lives as of Dec. 31, 2003 and 2002 totaled $144 million.

The Company's identifiable intangible assets with finite lives are being amortized over their estimated useful lives and are detailed below.

| | Dec. 31, 2003 | | | Dec. 31, 2002 | | |
|---|---|---|---|---|---|---|
| *(Millions)* | *Gross Carrying Amount* | *Accumulated Amortization* | *Net* | *Gross Carrying Amount* | *Accumulated Amortization* | *Net* |
| Acquired technology | $352 | $(104) | $248 | $348 | $ (82) | $266 |
| Other | 179 | (76) | 103 | 167 | (63) | 104 |
| ***Balance*** | $531 | $(180) | $351 | $515 | $(145) | $370 |

Aggregate amortization expense was $29 million, $32 million and $72 million in 2003, 2002 and 2001, respectively. The estimated future amortization expense of identifiable intangible assets during the next five years is (in millions) $27 in 2004, $26 in 2005, $25 in 2006, $24 in 2007 and $20 in 2008.

## 7. Debt and Bank Credit Agreements and Leases

| *(Millions)* | 2003 | 2002 |
|---|---|---|
| 6¾% non-callable notes, due 2004 | $300 | $ 299 |
| 6⅞% non-callable debentures, due 2005[1] | 100 | 100 |
| 6½% notes, due 2007[1] | 150 | 150 |
| 7.05% notes, due 2009[1] | 298 | 298 |
| 6⅞% notes, due 2012[1] | 100 | 100 |
| 7⅜% notes, due 2016 | 149 | 149 |
| 6⅞% notes, due 2017 | 74 | 74 |
| 7.4% notes, due 2019 | 199 | 199 |
| 9% non-callable debentures, due 2021 | 148 | 148 |
| Impact of derivatives on debt[1] | 28 | 43 |
| ESOP notes[2] | | |
| Fixed-rate notes, weighted average 8.5% | 26 | 31 |
| Variable-rate notes, weighted average 1.1% as of Dec. 31, 2003 | 26 | 46 |
| Various other U.S. debt, weighted average 1.7% as of Dec. 31, 2003 | 37 | 49 |
| Various other non-U.S. debt, weighted average 5.8% as of Dec. 31, 2003 | 16 | 35 |
| Capital lease obligations | 1 | 10 |
| ***Total*** | 1,652 | 1,731 |
| Less payments due within one year | 313 | 32 |
| ***Long-term debt*** | $1,339 | $1,699 |

(1) *PPG entered into several interest rate swaps which have the effect of converting $650 million and $400 million as of Dec. 31, 2003 and 2002, respectively, of these fixed rate notes to variable rates, based on either the three-month or the six-month London Interbank Offered Rate (LIBOR). The weighted average effective interest rate for these borrowings, including the effects of the outstanding swaps was 4.2% and 4.5% for the years ended Dec. 31, 2003 and 2002, respectively. Refer to Notes 1 and 9 for additional information.*

(2) *See Note 1 for discussion of ESOP borrowings. The fixed- and variable-rate notes mature in 2009 and require annual principal payments from 2004 to 2008.*

Aggregate maturities during the next five years are (in millions) $313 in 2004, $122 in 2005, $20 in 2006, $159 in 2007 and $6 in 2008.

The Company has $1,155 million in credit lines available. These credit lines consist of a $600 million facility expiring in 2006 and a 364-day $555 million facility that was last renewed on May 30, 2003. The facility fee payable on the committed amounts under the $600 million facility and the $555 million facility is 7½ basis points and 6 basis points, respectively. These credit lines are available for general corporate purposes and also support PPG's commercial paper programs in the U.S. and Europe. There also exists an $18 million revolving credit line, relating to a U.S. subsidiary of the Company that expires in October 2004 and requires payment of annual fees equal to 10 basis points on the unused portion of the line. As of Dec. 31, 2003, no amounts were outstanding under any of these credit lines.

Our non-U.S. operations have other uncommitted lines of credit totaling $198 million of which $12 million was used as of Dec. 31, 2003. These uncommitted lines of credit are subject to cancellation at any time and are not subject to any commitment fees.

PPG is in compliance with the restrictive covenants under its various credit agreements, loan agreements and indentures. The Company's revolving credit agreements, under which there are currently no borrowings, and a portion of PPG's ESOP Notes, include financial ratio covenants. The most restrictive of these covenants requires that the amount of long-term senior debt outstanding not exceed 55% of the Company's tangible net assets. As of Dec. 31, 2003, long-term senior debt was 29% of the Company's tangible net assets. In the event of a breach of this covenant, each holder of the ESOP notes would have the right to require the Company to redeem the notes. Additionally, substantially all of our debt agreements contain customary cross-default provisions. Those provisions state that a default on a debt service payment of $10 million or more for longer than the grace period provided (usually 10 days) under one agreement may constitute an event of default of other agreements.

None of our primary debt obligations are secured or guaranteed by our affiliates.

As of Dec. 31, 2003, the caption "Short-term debt and current portion of long-term debt" includes $14 million of other short-term borrowings. As of Dec. 31, 2002, it included $225 million of euro-denominated commercial paper and $95 million of other short-term borrowings. The weighted-average interest rates of short-term borrowings as of Dec. 31, 2003 and 2002, were 2.2% and 3.0%, respectively.

Interest payments in 2003, 2002 and 2001 totaled $109 million, $137 million and $180 million, respectively.

Rental expense for operating leases was $134 million, $121 million and $118 million in 2003, 2002 and 2001, respectively. Minimum lease commitments for operating leases that have initial or remaining lease terms in excess of one year as of Dec. 31, 2003, are (in millions) $69 in 2004, $56 in 2005, $41 in 2006, $30 in 2007, $25 in 2008 and $48 thereafter, which includes rent of approximately $12 million, per year, through 2010, and $6 million in 2011, related to the July 1999 sale-leaseback of our Pittsburgh headquarters complex.

The Company had outstanding letters of credit of $78 million and guarantees of $36 million as of Dec. 31, 2003. The letters of credit secure the Company's performance to third parties under certain self-insurance programs and other commitments made in the ordinary course of business. The guarantees relate primarily to debt of certain entities in which PPG has an ownership interest of which a portion is secured by the assets of the related entity. The Company does not believe any loss related to these letters of credit or guarantees is likely.

## 8. Financial Instruments, Excluding Derivative Financial Instruments

Included in PPG's financial instrument portfolio are cash and cash equivalents, marketable equity securities, company-owned life insurance and short- and long-term debt instruments. The most significant instrument, long-term debt (excluding capital lease obligations), had carrying and fair values totaling $1,651 million and $1,767 million, respectively, as of Dec. 31, 2003. The corresponding amounts as of Dec. 31, 2002, were $1,721 million and $1,832 million, respectively. The fair values of the other financial instruments approximated their carrying values, in the aggregate.

The fair values of the debt instruments were based on discounted cash flows and interest rates available to the Company for instruments of the same remaining maturities.

## 9. Derivative Financial Instruments

PPG uses derivative instruments to manage its exposure to fluctuating natural gas prices through the use of natural gas swap and option contracts. PPG also uses forward currency and option contracts as hedges against its exposure to variability in exchange rates on short-term intercompany borrowings and cash flows denominated in foreign currencies and to translation risk. Interest rate swaps are used to hedge the Company's exposure to changing interest rates. We also use an equity forward arrangement to hedge a portion of our exposure to changes in the fair value of PPG stock that is to be contributed to the asbestos settlement trust as discussed in Note 13. PPG's policies do not permit speculative use of derivative financial instruments.

PPG enters into derivative financial instruments with high credit quality counterparties and diversifies its positions among such counterparties in order to reduce its exposure to credit losses. The Company has not experienced any credit losses on derivatives during the three-year period ended Dec. 31, 2003.

PPG manages its foreign currency transaction risk to minimize the volatility of cash flows caused by currency fluctuations by forecasting foreign currency-denominated cash flows of each subsidiary for a 12-month period and aggregating these cash inflows and outflows in each currency to determine the overall net transaction exposures. Decisions on whether to use derivative financial instruments to hedge the net transaction exposures are made based on the amount of those exposures, by currency, and an assessment of the near-term outlook for each currency. The Company's policy permits the use of foreign currency forward and option contracts to hedge up to 70% of its anticipated net foreign currency cash flows over the next

12-month period. These contracts do not qualify for hedge accounting under the provisions of SFAS No. 133; therefore, the change in the fair value of these instruments is recorded in "Other charges" in the accompanying statement of income in the period of change. The amount recorded in earnings for the years ended Dec. 31, 2003, 2002 and 2001 was a loss of $5 million and $3 million and a gain of $1 million, respectively. The fair value of these contracts was an asset of $0.2 million and $1 million as of Dec. 31, 2003 and 2002, respectively.

The sales, costs, assets and liabilities of our non-U.S. operations must be reported in U.S. dollars in order to prepare consolidated financial statements which gives rise to translation risk. The Company monitors its exposure to translation risk and enters into derivative foreign currency contracts to hedge its exposure, as deemed appropriate. This risk management strategy does not qualify for hedge accounting under the provisions of SFAS No. 133; therefore, changes in the fair value of these instruments are recorded in "Other charges" in the accompanying statement of income in the period of change. A loss of $1 million was recorded for the year ended Dec. 31, 2003. No derivative instruments were acquired to hedge translation risk during 2002. A gain of $1 million was recorded for the year ended Dec. 31, 2001.

PPG designates forward currency contracts as hedges against the Company's exposure to variability in exchange rates on short-term intercompany borrowings denominated in foreign currencies. To the extent effective, changes in the fair value of these instruments are deferred in accumulated other comprehensive income and subsequently reclassified to "Other charges" in the accompanying statement of income as foreign exchange gains and losses are recognized on the related intercompany borrowings. The portion of the change in fair value considered to be ineffective is recognized in "Other charges" in the accompanying statement of income. The amount recorded in earnings for the years ended Dec. 31, 2003, 2002 and 2001, was a loss of $4 million and $2 million and a gain of less than $1 million, respectively. The fair value of these contracts was an asset of $1 million and a liability of $1 million as of Dec. 31, 2003 and 2002, respectively.

The Company manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to minimize its interest costs. Generally, the Company maintains variable interest rate debt at a level of 25% to 50% of total borrowings. PPG principally manages its fixed and variable interest rate risk by retiring and issuing debt from time to time. PPG also manages its interest rate risk through the use of interest rate swaps. Currently, these swaps convert $650 million of fixed rate debt to variable rate debt and are designated as fair value hedges. As such, the swaps are carried at fair value. Changes in the fair value of these swaps and that of the related debt are recorded in "Interest expense" in the accompanying statement of income, the net of which is zero. The fair value of these contracts was an asset of $9 million and $23 million as of Dec. 31, 2003 and 2002, respectively.

The Company uses derivative instruments to manage its exposure to fluctuating natural gas prices through the use of natural gas swap and option contracts. These instruments mature over the next twelve months. To the extent that these instruments are effective in hedging PPG's exposure to price changes, changes in the fair values of the hedge contracts are deferred in accumulated other comprehensive income and reclassified to cost of sales as the natural gas is purchased. The amount of ineffectiveness, which is reported in "Other charges" in the accompanying statement of income for the years ended Dec. 31, 2003, 2002, and 2001, was not material. The fair value of these contracts was an asset of $3 million and $24 million as of Dec. 31, 2003 and 2002, respectively.

In November 2002, PPG entered into a one-year renewable equity forward arrangement with a bank in order to partially mitigate the impact of changes in the fair value of PPG stock that is to be contributed to the asbestos settlement trust as discussed in Note 13. This instrument, which has been renewed for an additional year, is recorded at fair value as an asset or liability and changes in the fair value of this instrument are reflected in "Asbestos settlement — net" in the accompanying statement of income. As of Dec. 31, 2003 and 2002, PPG had recorded a current asset of $15 million and $1 million, respectively, and recognized income of $14 million and $1 million for the years then ended.

In accordance with the terms of this instrument the bank had purchased 504,900 shares of PPG stock on the open market at a cost of $24 million through Dec. 31, 2002 and during the first quarter of 2003 the bank purchased an additional 400,000 shares at a cost of $19 million, for a total principal amount of $43 million. PPG will pay to the bank interest based on the principal amount and the bank will pay to PPG an amount equal to the dividends paid on these shares during the period this instrument is outstanding. The difference between the principal amount, and any amounts related to unpaid interest or dividends, and the current market price for these shares will represent the fair value of the instrument as well as the amount that PPG would pay or receive if the bank chose to net settle the instrument. Alternatively, the bank may, at its option, require PPG to purchase the shares covered by the arrangement at the market price on the date of settlement.

No derivative instrument initially designated as a hedge instrument was undesignated or discontinued as a hedging instrument during 2003 or 2002. During the year ended Dec. 31, 2003, the net change in accumulated other comprehensive loss related to derivatives was a loss of $13 million, net of tax. This was comprised of a $28 million realized gain which was reclassified from accumulated other comprehensive loss to earnings and an unrealized gain of $15 million. The realized gain relates to the settlement, during the period, of natural gas swaps and foreign currency contracts. The unrealized gain during the period relates primarily to the changes in fair value of the natural gas contracts. During the year ended Dec. 31, 2002, the net change in accumulated other comprehensive loss related to derivatives was a gain of $17 million, net of tax. This was comprised of a $1 million realized loss which was reclassified from accumulated other comprehensive loss to earnings and an unrealized gain of $16 million. The realized loss relates to the settlement, during the period, of natural gas swaps and forward currency contracts. The unrealized gain during the period relates primarily to the changes in fair value of the natural gas contracts offset, in part, by an unrealized loss for interest rate swaps owned by one of the Company's affiliates accounted for under the equity method of accounting.

The fair values of all outstanding derivative instruments were determined using quoted market prices.

## 10. Earnings Per Common Share

The earnings (loss) per common share calculations for the three years ended Dec. 31, 2003 are as follows:

| *(Millions, except per share amounts)* | 2003 | 2002 | 2001 |
|---|---|---|---|
| ***Earnings (loss) per common share*** | | | |
| Net income (loss) | $ 494 | $ (69) | $ 387 |
| Weighted average common shares outstanding | 169.9 | 169.1 | 168.3 |
| ***Earnings (loss) per common share*** | $ 2.91 | $ (0.41) | $ 2.30 |
| ***Earnings (loss) per common share — assuming dilution*** | | | |
| Net income (loss) | $ 494 | $ (69) | $ 387 |
| Weighted average common shares outstanding | 169.9 | 169.1 | 168.3 |
| Effect of dilutive securities | | | |
| Stock options | 0.2 | 0.2 | 0.2 |
| Other stock compensation plans | 0.8 | 0.6 | 0.7 |
| Potentially dilutive common shares | 1.0 | 0.8 | 0.9 |
| Adjusted weighted average common shares outstanding | 170.9 | 169.9 | 169.2 |
| ***Earnings (loss) per common share — assuming dilution*** | $ 2.89 | $ (0.41) | $ 2.29 |

There were 8.7 million, 9.3 million and 11.5 million stock options excluded in 2003, 2002 and 2001, respectively, from the computation of diluted earnings per common share due to their anti-dilutive effect.

## 11. Income Taxes

The following table presents a reconciliation of the statutory U.S. corporate federal income tax rate to our effective income tax rate:

| *(Percent of Pretax Income)* | 2003 | 2002 | 2001 |
|---|---|---|---|
| U.S. federal income tax rate | 35.00% | 35.00% | 35.00% |
| Changes in rate due to: | | | |
| State and local taxes — U.S. | 1.10 | 2.09 | 1.07 |
| Taxes on non-U.S. earnings | (1.44) | (1.08) | 1.94 |
| ESOP dividends | (1.45) | (1.73) | (1.98) |
| Other | 1.55 | 2.03 | 1.04 |
| ***Effective income tax rate***(1) | 34.76% | 36.31% | 37.07% |

*(1) For 2002, the reconciliation is based on amounts that exclude the asbestos settlement charge of $755 million and the related tax benefit of $271 million in order to present information that is consistent with the amounts for 2003 and 2001. The 2002 effective tax rate including the impact of the asbestos settlement charge was (25.00)%.*

Since 2001, the trend of our effective income tax rate has been downward reflecting an improvement in the regional mix of non-U.S. taxable earnings.

Income before income taxes of our non-U.S. operations for 2003, 2002 and 2001 was $327 million, $199 million and $140 million, respectively.

The following table gives details of income tax expense (benefit) reported in the accompanying statement of income.

| *(Millions)* | 2003 | 2002 | 2001 |
|---|---|---|---|
| ***Current income taxes*** | | | |
| U.S. federal | $178 | $ 182 | $129 |
| Non-U.S. | 105 | 73 | 102 |
| State and local — U.S. | 28 | 19 | 10 |
| ***Total current*** | 311 | 274 | 241 |
| ***Deferred income taxes*** | | | |
| U.S. federal | (19) | (264) | 33 |
| Non-U.S. | 8 | (8) | (29) |
| State and local — U.S. | (7) | (9) | 2 |
| ***Total deferred*** | (18) | (281) | 6 |
| ***Total*** | $293 | $ (7) | $247 |

Net deferred income tax assets and liabilities as of Dec. 31, 2003 and 2002, are as follows:

| (Millions) | 2003 | 2002 |
|---|---|---|
| ***Deferred income tax assets related to*** | | |
| Employee benefits | $432 | $ 449 |
| Contingent and accrued liabilities | 378 | 344 |
| Operating loss and other carryforwards | 78 | 62 |
| Inventories | 19 | 32 |
| Property | 20 | 24 |
| Other | 43 | 44 |
| Valuation allowance | (59) | (46) |
| ***Total*** | 911 | 909 |
| ***Deferred income tax liabilities related to*** | | |
| Property | 422 | 400 |
| Intangibles | 162 | 140 |
| Employee benefits | 45 | 30 |
| Other | 39 | 41 |
| ***Total*** | 668 | 611 |
| ***Deferred income tax assets — net*** | $243 | $ 298 |

As of Dec. 31, 2003, subsidiaries of the Company had available net operating loss (NOL) carryforwards of approximately $227 million for income tax purposes, of which approximately $185 million has an indefinite expiration. The remaining $42 million expires between the years 2004 and 2021. A valuation allowance has been established for carryforwards where the ability to utilize them is not likely.

No deferred U.S. income taxes have been provided on certain undistributed earnings of non-U.S. subsidiaries, which amounted to $1,259 million as of Dec. 31, 2003 and $922 million as of Dec. 31, 2002. These earnings are considered to be reinvested for an indefinite period of time or will be repatriated when it is tax effective to do so. It is not practicable to determine the deferred tax liability on these undistributed earnings.

The determination of annual income tax expense takes into consideration amounts which may be needed to cover exposures for open tax years. In 2002, the Company resolved all matters with the Internal Revenue Service (IRS) related to its federal income tax returns for the years 1994 to 1998, including matters that were on appeal related to the 1994 to 1996 tax returns. In connection with the resolution of these matters, the Company surrendered in July 2002 certain company-owned life insurance policies and received proceeds of $32 million, which are included in "Reductions of other property and investments" in the investing activities section in the accompanying statement of cash flows. The Company does not expect any material impact on earnings to result from the resolution of matters related to open tax years, however, actual settlements may differ from amounts accrued.

Income tax payments in 2003, 2002 and 2001 totaled $289 million, $276 million and $232 million, respectively.

**12. Pensions and Other Postretirement Benefits**

We have defined benefit pension plans that cover certain employees worldwide. PPG also sponsors defined benefit plans that provide postretirement medical and life insurance benefits for certain U.S. and Canadian employees and their dependents. The Company has the right to modify or terminate certain of these defined benefit plans in the future.

Effective August 1, 2001, the Company adopted new medical and prescription drug programs in the U.S. with cost sharing provisions that generally replaced the cap of postretirement medical benefits at 2003 levels for certain U.S. employees, retirees and their dependents. These programs require retiree contributions based on retiree-selected coverage levels and provide for the equal sharing of future cost increases between PPG and retirees. Other plan modifications were also implemented.

On Dec. 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) that provides several options for Medicare eligible participants and employers, including a federal subsidy to companies that elect to provide a retiree prescription drug benefit which is at least actuarially equivalent to Medicare Part D. The Act provides for a two-year transitional period to allow for, among other items, the possibility that companies may amend existing plans. There are significant uncertainties regarding the eventual regulations required to implement the Act as well as the Act's overall affect on plan participant's coverage choices and the related impact on their health care costs. As such, the effects of the Act are not reflected in the accumulated postretirement benefit obligation as of Dec. 31, 2003 or in the 2003 net periodic postretirement benefit cost. Once the regulations regarding the implementation of the Act and FASB's authoritative guidance on the accounting for the federal subsidy is issued, the Company may be required to change its previously reported information. PPG is currently evaluating the provisions of the Act and its potential impact to our postretirement medical plans which we believe will ultimately reduce our accumulated postretirement benefit obligation and other postretirement benefit costs.

The following table sets forth the changes in projected benefit obligations (as calculated by our actuaries as of Dec. 31), plan assets, the funded status and the amounts recognized in our balance sheet for our defined benefit pension and other postretirement benefit plans:

| | *Pensions* | | *Other Postretirement Benefits* | |
|---|---|---|---|---|
| *(Millions)* | 2003 | 2002 | 2003 | 2002 |
| Projected benefit obligation, Jan. 1 | $2,719 | $2,414 | $993 | $ 823 |
| Service cost | 60 | 54 | 23 | 17 |
| Interest cost | 173 | 165 | 65 | 58 |
| Plan amendments | 11 | 21 | (37) | — |
| Actuarial losses | 180 | 182 | 174 | 176 |
| Benefits paid | (170) | (172) | (93) | (81) |
| Foreign currency translation adjustments | 94 | 41 | 10 | — |
| Other | (2) | 14 | — | — |
| ***Projected benefit obligation, Dec. 31*** | $3,065 | $2,719 | $1,135 | $ 993 |
| Market value of plan assets, Jan. 1 | $2,030 | $2,423 | | |
| Actual return on plan assets | 480 | (280) | | |
| Company contributions | 63 | 20 | | |
| Participant contributions | 1 | 2 | | |
| Benefits paid | (158) | (159) | | |
| Plan expenses and other — net | (3) | (3) | | |
| Foreign currency translation adjustments | 67 | 27 | | |
| ***Market value of plan assets, Dec. 31*** | $2,480 | $2,030 | | |
| Funded status | $(585) | $ (689) | $(1,135) | $(993) |
| Accumulated unrecognized: | | | | |
| Actuarial losses | 1,275 | 1,459 | 527 | 376 |
| Prior service cost | 97 | 103 | (16) | 21 |
| Additional pension liability | (1,095) | (1,318) | — | — |
| ***Net accrued benefit cost*** | $ (308) | $ (445) | $ (624) | $(596) |

In 2003, we made a voluntary contribution to our U.S. defined benefit plans of $22 million and contributions to our non-U.S. defined benefit plans of $41 million, some of which were required by local funding requirements. Despite the underfunded status of our defined benefit pension plans as shown above, our current forecast under existing U.S. pension funding regulations is that with available funding credits, there will be no required contribution to the U.S. plans until 2007, at the earliest, even if our plan assets stay flat with December 2003 levels. However, we may make voluntary contributions to our U.S. plans and we expect to make contributions to our non-U.S. plans in 2004 of approximately $30 million.

The accumulated unrecognized actuarial losses for pensions relate primarily to the actual return on plan assets being less than the expected return on plan assets and the decline in the discount rate. The accumulated unrecognized losses for other postretirement benefits relate primarily to actual healthcare costs increasing at a higher rate than those assumed in our medical healthcare cost trend rate used in the valuation of the year-end projected benefit obligation (PBO) and the decline in the discount rate. The increase in the accumulated unrecognized losses for both pension and other postretirement benefits have occurred primarily since 2001. Since the accumulated unrecognized actuarial losses exceed 10% of the higher of the market value of plan assets or the PBO at the beginning of the year, amortization of such excess over a period of 6 to 13 years has been included in net periodic benefit costs for pension and other postretirement benefits in each of the last three years.

The following summarizes the current and noncurrent amounts recognized in the accompanying balance sheet for these plans:

| | *Pensions* | | *Other Postretirement Benefits* | |
|---|---|---|---|---|
| *(Millions)* | 2003 | 2002 | 2003 | 2002 |
| Prepaid benefit cost | $ 87 | $ 49 | $ — | $ — |
| Accrued benefit cost | (395) | (494) | (624) | (596) |
| ***Net accrued benefit cost*** | $(308) | $(445) | $(624) | $(596) |

The PBO is the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. The accumulated benefit obligation (ABO) also reflects the actuarial present value of benefits attributable to employee service rendered to date, but does not include the effects of estimated future pay increases. In order to measure the funded status for financial accounting purposes, the ABO is compared to the market value of plan assets and amounts accrued for such benefits in the balance sheet.

As of Dec. 31, 2002, the majority of our defined benefit pension plans had an ABO in excess of plan assets due primarily to the decrease in the market value of pension plan assets and the decline in the discount rate. The unfunded ABO as of Dec. 31, 2002, was $373 million. As a result, the Company recorded an additional minimum pension liability adjustment in 2002. This adjustment reduced the prepaid pension asset by $912 million, increased the intangible pension asset by $96 million and the minimum pension liability by $326 million and reflected a deferred tax benefit of $416 million with a resulting reduction in shareholders' equity through an increase in the accumulated other comprehensive loss of $726 million.

During 2003, the market value of pension plan assets increased but there was a further decline in the discount rate. The net effect of these changes was that the minimum pension liability as of Dec. 31, 2003 was $118 million less than as of Dec. 31, 2002.

The following reflects the balance sheet impact of the 2003 minimum pension liability adjustment:

| (Millions) | 2003 | 2003 Adjustment | 2002 |
|---|---|---|---|
| Other assets | $ 94 | $ (7) | $ 101 |
| Accumulated other comprehensive loss | 628 | (147) | 775 |
| Deferred income taxes | 373 | (69) | 442 |
| Prepaid benefit cost | (840) | 105 | (945) |
| *Minimum pension liability* | $ (255) | $ 118 | $ (373) |

The minimum pension liability is included in "Accrued pensions" in the accompanying balance sheet.

The ABO as of Dec. 31, 2003 and 2002 was $2,844 million and $2,502 million, respectively. The following summarizes the funded status of those pension plans that were underfunded on an ABO basis as of Dec. 31, 2003 and 2002:

| (Millions) | 2003 | 2002 |
|---|---|---|
| PBO | $2,810 | $2,636 |
| ABO | 2,620 | 2,429 |
| Market value of plan assets | 2,245 | 1,955 |

The accrued benefit cost reflected in the accompanying balance sheet includes $7 million and $4 million, as of Dec. 31, 2003 and 2002, respectively, for defined contribution plans.

Net periodic benefit cost (income) includes the following:

| | Pensions | | | Other Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| (Millions) | 2003 | 2002 | 2001 | 2003 | 2002 | 2001 |
| Service cost | $60 | $ 54 | $ 48 | $23 | $17 | $12 |
| Interest cost | 173 | 165 | 159 | 65 | 58 | 48 |
| Expected return on plan assets | (173) | (224) | (279) | — | — | — |
| Amortization of transition assets | — | (4) | (5) | — | — | — |
| Amortization of prior service cost | 18 | 18 | 17 | 1 | 3 | 3 |
| Amortization of actuarial losses | 98 | 45 | 7 | 26 | 13 | 1 |
| ***Net periodic benefit cost (income)*** | $176 | $ 54 | $ (53) | $115 | $91 | $64 |

Net periodic benefit cost (income) is included in "Cost of sales," "Selling, general and administrative" and "Research and development" in the accompanying statement of income.

In determining net periodic benefit cost (income), unrecognized prior service costs are amortized over periods ranging from 6 to 13 years.

The following weighted average assumptions were used to determine the benefit obligations for our defined benefit pension and other postretirement plans as of Dec. 31, 2003 and 2002:

| | 2003 | 2002 |
|---|---|---|
| Discount rate | 6.1% | 6.5% |
| Rate of compensation increase | 4.0% | 4.1% |

The following weighted average assumptions were used to determine the net periodic benefit cost (income) for our defined benefit pension and other postretirement benefit plans for the three years ended Dec. 31, 2003:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Discount rate | 6.5% | 7.0% | 7.3% |
| Expected return on assets | 8.4% | 9.5% | 10.9% |
| Rate of compensation increase | 4.1% | 4.1% | 4.1% |

These assumptions are reviewed on an annual basis. In determining the expected return on plan asset assumption, the Company evaluates the long-term returns earned by the plans, the mix of investments that comprise plan assets and forecasts of future long-term investment returns. The expected return on plan assets assumption to be used in determining 2004 net periodic pension expense will be 8.50% for the U.S. plans.

The following summarizes the target pension plan asset allocation as of Dec. 31, 2003 and the actual pension plan asset allocations as of Dec. 31, 2003 and 2002:

| Asset Category | Target Asset Allocation as of Dec. 31, 2003 | Percentage of Plan Assets 2003 | 2002 |
|---|---|---|---|
| Equity securities | 50-75% | 73% | 70% |
| Debt securities | 25-50% | 25% | 29% |
| Real estate | 0-5% | 2% | 1% |

The pension plan assets are invested with the objective of maximizing long-term returns while minimizing material losses in order to meet future benefit obligations when they come due.

The weighted-average medical healthcare cost trend rate used was 11.0% for 2003 declining to 4.5% in the year 2008. For 2004, the weighted-average medical healthcare cost trend rate used will be 12.0% declining to 4.5% in the year 2008. These assumptions are reviewed on an annual basis. In selecting rates for current and long-term health care assumptions, the Company takes into consideration a number of factors including the Company's actual health care cost increases, the design of the Company's benefit programs, the demographics of the Company's active and retiree populations and expectations of inflation rates out into the future. If these 2004 trend rates were increased or decreased by one percentage point per year, such increases or decreases would have the following effects:

| (Millions) | One-Percentage Point Increase | One-Percentage Point Decrease |
|---|---|---|
| Increase (decrease) in the aggregate of service and interest cost components | $ 10 | $ (8) |
| Increase (decrease) in the benefit obligation | $ 95 | $(82) |

The Company also incurred costs for multi-employer pension plans of $2 million in 2003 and $1 million for both 2002 and 2001. Multi-employer healthcare costs totaled $1 million in each of the years 2003, 2002 and 2001.

The Company has a deferred compensation plan for certain key managers which allows them to defer a portion of their compensation in a phantom PPG stock account or other phantom investment accounts. The amount deferred earns a return based on the investment options selected by the participant. The amount owed to participants is an unfunded and unsecured general obligation of the Company. Upon retirement, death, disability or termination of employment, the compensation deferred and related accumulated earnings are distributed in cash or in PPG stock, based on the accounts selected by the participant.

The plan provides participants with investment alternatives and the ability to transfer amounts between the phantom non-PPG stock investment accounts. To mitigate the impact on compensation expense of changes in the market value of the liability, the Company purchased a portfolio of marketable securities that mirror the phantom non-PPG stock investment accounts selected by the participants except the money market accounts. The changes in market value of these securities are also included in earnings. Trading will occur in this portfolio to align the securities held with the participant's phantom non-PPG stock investment accounts except the money market accounts.

The cost of the deferred compensation plan, comprised of dividend equivalents accrued on the phantom PPG stock account, investment income and the change in market value of the liability, was a loss in 2003 of $13 million, and income of $9 million and $6 million in 2002 and 2001, respectively. These amounts are included in "Selling, general and administrative" in the accompanying statement of income. The change in market value of the investment portfolio in 2003 was income of $13 million, and a loss of $10 million and $7 million in 2002 and 2001, respectively, and is also included in "Selling, general and administrative."

The Company's obligations under this plan, which are included in "Other liabilities" in the accompanying balance sheet, were $100 million and $84 million as of Dec. 31, 2003 and 2002, respectively, and the investments in marketable securities, which are included in "Investments" in the accompanying balance sheet, were $68 million and $53 million as of Dec. 31, 2003 and 2002, respectively.

### 13. Commitments and Contingent Liabilities

PPG is involved in a number of lawsuits and claims, both actual and potential, including some that it has asserted against others, in which substantial monetary damages are sought. These lawsuits and claims, the most significant of which are described below, relate to product liability, contract, patent, environmental, antitrust and other matters arising out of the conduct of PPG's business. To the extent that these lawsuits and claims involve personal injury and property damage, PPG believes it has adequate insurance; however, certain of PPG's insurers are contesting coverage with respect to some of these claims, and other insurers, as they had prior to the asbestos settlement described below, may contest coverage with respect to some of the asbestos claims if the settlement is not implemented. PPG's lawsuits and claims against others include claims against insurers and other third parties with respect to actual and contingent losses related to environmental, asbestos and other matters.

The result of any future litigation of such lawsuits and claims is inherently unpredictable. However, management believes that, in the aggregate, the outcome of all lawsuits and claims involving PPG, including asbestos-related claims in the event the settlement described below does not become effective, will not have a material effect on PPG's consolidated financial position or liquidity; however, any such outcome may be material to the results of operations of any particular period in which costs, if any, are recognized.

The Company has been named as a defendant, along with various other co-defendants, in a number of antitrust lawsuits, including suits in various state and federal courts alleging that PPG acted with competitors to fix prices and allocate markets in the automotive refinish industry and a federal class action suit relating to certain glass products. The federal automotive refinish cases have been consolidated in the U.S. District Court for the Eastern District of Pennsylvania located in Philadelphia, Pa., but these proceedings are at an early stage. The state automotive refinish cases have either been stayed pending resolution of the federal proceedings or have been dismissed. All of the initial defendants in the glass class action antitrust case other than PPG have settled. On May 29, 2003, the U.S. District Court for the Western District of Pennsylvania located in Pittsburgh, Pa. granted PPG's motion for summary judgment dismissing the claims against PPG in the glass class action antitrust case. The plaintiffs in that case have appealed that order to the U.S. Third Circuit Court of Appeals. PPG believes it has meritorious defenses to these antitrust claims.

The Company has been a defendant since April 1994 in a suit filed by Marvin Windows and Doors (Marvin) alleging numerous claims, including breach of warranty. All of the plaintiff's claims, other than breach of warranty, were dismissed. However, on Feb. 14, 2002, a federal jury awarded Marvin $136 million on the remaining claim. Subsequently, the court added $20 million for interest bringing the total judgment to $156 million. PPG has appealed that judgment. The appeals court has heard the parties' arguments, but has not yet rendered its decision. PPG believes it has meritorious defenses to the plaintiff's claims and has reasonable prospects of prevailing on appeal.

For over thirty years, PPG has been a defendant in lawsuits involving claims alleging personal injury from exposure to asbestos. As of Dec. 31, 2003, PPG was one of many defendants in numerous asbestos-related lawsuits involving approximately 116,000 claims. Most of PPG's potential exposure relates to allegations by plaintiffs that PPG should be liable for injuries involving asbestos-containing thermal insulation products manufactured and distributed by Pittsburgh Corning Corporation (PC). PPG and Corning Incorporated are each 50% shareholders of PC. PPG has denied responsibility for, and has defended, all claims for any injuries caused by PC products.

On April 16, 2000, PC filed for Chapter 11 Bankruptcy in the U.S. Bankruptcy Court for the Western District of Pennylvania located in Pittsburgh, Pa. Accordingly, in the first quarter of 2000, PPG recorded an aftertax charge of $35 million for the write-off of all of its investment in PC. As a consequence of the bankruptcy filing and various motions and orders in that proceeding, the asbestos litigation against PPG (as well as against PC) has been stayed and the filing of additional asbestos suits against them has been enjoined, until thirty days after the effective date of a confirmed plan of reorganization for PC substantially in accordance with the settlement arrangement among PPG and several other parties discussed below. The stay may be terminated if the Bankruptcy Court determines that such a plan will not be confirmed, or the settlement arrangement set forth below is not likely to be consummated.

On May 14, 2002, PPG announced that it had agreed with several other parties, including certain of its insurance carriers, the official committee representing asbestos claimants in the PC bankruptcy (ACC), and the legal representatives of future asbestos claimants appointed in the PC bankruptcy, on the terms of a settlement arrangement relating to asbestos claims against PPG and PC (the "PPG Settlement Arrangement").

On March 28, 2003, Corning Incorporated announced that it had separately reached its own arrangement with the representatives of asbestos claimants for the settlement of certain asbestos claims that might arise from PC products or operations (the "Corning Settlement Arrangement").

The terms of the PPG Settlement Arrangement and the Corning Settlement Arrangement have been incorporated into a bankruptcy reorganization plan for PC along with a disclosure statement describing the plan, which PC filed with the Bankruptcy Court on April 30, 2003. Amendments to the plan and disclosure statement were filed on Aug. 18 and Nov. 20, 2003. Creditors and other parties with an interest in the bankruptcy proceeding were entitled to file objections to the disclosure statement and the plan of reorganization, and a few parties filed objections. On Nov. 26, 2003, after considering objections to the second amended disclosure statement and plan of reorganization, the Bankruptcy Court entered an order approving it and directing that it be sent to creditors, including asbestos claimants, for voting. The Bankruptcy Court established March 2, 2004 as the deadline for receipt of votes. In order to approve the plan, at least two-thirds in amount and more than one-half in number of the allowed creditors in a given class must vote in favor of the plan, and for a plan to contain a channeling injunction for present and future asbestos claims under §524(g) of the Bankruptcy Code, as described below, seventy-five percent of the asbestos claimants voting must vote in favor of the plan. Assuming that the plan receives the requisite votes, the judge would conduct another hearing (which the judge has scheduled for May 3-7, 2004) regarding the fairness of the settlement, including whether the plan would be fair with respect to present and future claimants, whether such claimants would be treated in substantially the same manner, and whether the protection provided to PPG and its participating insurers would be fair in view of the assets they would convey to the asbestos settlement trust (Trust) to be established as part of the plan. At that hearing, creditors and other parties in interest could raise objections to the plan. Following that hearing, the Bankruptcy Court, after considering objections to the plan, would enter a confirmation order if all requirements to confirm a plan of reorganization under the Bankruptcy Code, including the requirements described above, have been satisfied; this order may be appealed to the U.S. District Court for the Western District of Pennsylvania. (The District Court may join the Bankruptcy Court in the confirmation order, in which case an appeal to the District Court would not be necessary.) Assuming that the District Court approves the confirmation order, interested parties could appeal the order to the U.S. Third Circuit Court of Appeals and subsequently to the U.S. Supreme Court. The PPG Settlement Arrangement would not become effective until 30 days after the plan of reorganization was finally approved by an appropriate court order that was no longer subject to appeal (the "Effective Date").

If the PC plan of reorganization incorporating the terms of the PPG Settlement Arrangement were approved by the Bankruptcy Court and all legal requirements under the Bankruptcy Code or otherwise were satisfied, the Court would enter a channeling injunction under §524(g) and other provisions of the Bankruptcy Code, prohibiting present and future claimants from asserting bodily injury claims against PPG or its subsidiaries or PC relating to the manufacture, distribution or sale of asbestos-containing products by PC or PPG or its subsidiaries. The injunction would also prohibit co-defendants in those cases from asserting claims against PPG or its subsidiaries for contribution, indemnification or other recovery. All such claims would have to be filed with the Trust and only paid from the assets of the Trust.

The channeling injunction would not extend to claims against PPG alleging injury caused by asbestos on premises owned, leased or occupied by PPG (so called "premises claims"), or claims alleging property damage resulting from asbestos. Approximately 9,000 of the 116,000 claims pending against PPG and its subsidiaries are premises claims. Many of PPG's premises claims have been resolved without payment from PPG. To date, PPG has paid about $7 million to settle approximately 1,100 premises claims, virtually all of which has been covered by PPG's insurers. There are no property damage claims pending against PPG or its subsidiaries. PPG believes that it has adequate insurance for the asbestos claims not covered by the channeling injunction and that any financial exposure resulting from such claims will not have a material effect on PPG's consolidated financial position, liquidity or results of operations.

PPG has no obligation to pay any amounts under the PPG Settlement Arrangement until the Effective Date. PPG and certain of its insurers (along with PC) would then make payments to the Trust, which would provide the sole source of payment for all present and future asbestos bodily injury claims against PPG, its subsidiaries or PC alleged to be caused by the manufacture, distribution or sale of asbestos products by these companies. PPG would convey the following assets to the Trust. First, PPG would convey the stock it owns in PC and Pittsburgh Corning Europe. Second, PPG would transfer 1,388,889 shares of PPG's common stock. Third, PPG would make aggregate cash payments to the Trust of approximately $998 million, payable according to a fixed payment schedule over 21 years, beginning on June 30, 2003, or, if later, the Effective Date. PPG would have the right, in its sole discretion, to prepay these cash payments to the Trust at any time at a discount rate of 5.5% per annum as of the prepayment date. Under the payment schedule, the amounts due June 30, 2003 and 2004 are $75 million and $98 million, respectively. In addition to the conveyance of these assets, PPG would pay $30 million in legal fees and expenses on behalf of the Trust to recover proceeds from certain historical insurance assets, including policies issued by certain insurance carriers that are not participating in the settlement, the rights to which would be assigned to the Trust by PPG.

PPG's participating historical insurance carriers would make cash payments to the Trust of approximately $1.7 billion between the Effective Date and 2023. These payments could also be prepaid to the Trust at any time at a discount rate of 5.5% per annum as of the prepayment date. In addition, as referenced above, PPG would assign to the Trust its rights, insofar as they relate to the asbestos claims to be resolved by the Trust, to the proceeds of policies issued by certain insurance carriers that are not participating in the PPG Settlement Arrangement and from the estates of insolvent insurers and state insurance guaranty funds.

PPG would grant asbestos releases to all participating insurers, subject to a coverage-in-place agreement with certain insurers for the continuing coverage of premises claims (discussed above). PPG would grant certain participating insurers full policy releases on primary policies and full product liability releases on excess coverage policies. PPG would also grant certain other participating excess insurers credit against their product liability coverage limits.

The following table summarizes the impact on our financial statements resulting from the initial charge in the second quarter of 2002 for the estimated cost of the PPG Settlement Arrangement which included the net present value as of Dec. 31, 2002, using a discount rate of 5.5%, of the aggregate cash payments of approximately $998 million to be made by PPG to the Trust. That amount also included the carrying value of PPG's stock in Pittsburgh Corning Europe, the fair value as of June 30, 2002 of 1,388,889 shares of PPG common stock and $30 million in legal fees of the Trust to be paid by PPG, which together with the first payment originally scheduled to be made to the Trust on June 30, 2003, were reflected in the current liability for PPG's asbestos settlement in the balance sheet as of June 30, 2002. The net present value of the remaining payments of $566 million was recorded in the noncurrent liability for asbestos settlement. The table also presents the impact of the subsequent changes in the estimated cost of the settlement due to the change in fair value of the stock to be transferred to the asbestos settlement trust and the equity forward instrument (see Note 9) and the increase in the net present value of the future payments to be made to the trust.

| (Millions) | Balance Sheet: Asbestos Settlement Liability Current | Long-term | Equity Forward (Asset) | Pretax Charge |
|---|---|---|---|---|
| Initial asbestos settlement charge | $206 | $566 | $— | $772 |
| Change in fair value: PPG stock | (16) | — | — | (16) |
| Equity forward instrument | — | — | (1) | (1) |
| Balance as of and Activity for the year ended Dec. 31, 2002 | 190 | 566 | (1) | $755 |
| Change in fair value: PPG stock | 20 | — | — | 20 |
| Equity forward instrument | — | — | (14) | (14) |
| Accretion of asbestos liability | — | 32 | — | 32 |
| Reclassification | 98 | (98) | — | — |
| *Balance as of and Activity for the year ended Dec. 31, 2003* | $308 | $500 | $(15) | $ 38 |

The fair value of the equity forward instrument is included as an other current asset as of Dec. 31, 2003 and Dec. 31, 2002 in the accompanying balance sheet. The amounts due June 30, 2003 and 2004 of $75 million and $98 million under the fixed payment schedule described above, are included in the current asbestos settlement liability in the accompanying balance sheet. The payment due June 30, 2005 of $91 million, and the net present value of the remaining payments is included in the long-term asbestos settlement in the accompanying balance sheet. It is expected that accretion expense associated with the asbestos liability will continue to be approximately $8 million per quarter through the end of 2004.

Because the filing of asbestos claims against the Company has been enjoined since April 2000, a significant number of additional claims may be filed against the Company if the Bankruptcy Court stay were to expire. If the PPG Settlement Arrangement is not implemented, for any reason, and the Bankruptcy Court stay expires, the Company intends to vigorously defend the pending and any future asbestos claims against it and its subsidiaries. The Company believes that it is not responsible for any injuries caused by PC products, which represent the preponderance of the pending bodily injury claims against it. Prior to 2000,. PPG had never been found liable for any such claims, in numerous cases PPG had been dismissed on motions prior to trial, and aggregate settlements by PPG to date have been immaterial. In January 2000, in a trial in a state court in Texas involving six plaintiffs, the jury found PPG not liable. However, a week later in a separate trial also in a state court in Texas, another jury found PPG, for the first time, partly responsible for injuries to five plaintiffs alleged to be caused by PC products. PPG intends to appeal the adverse verdict in the event the settlement does not become effective. Although PPG has successfully defended asbestos claims brought against it in the past, in view of the number of claims, and the questionable verdicts and awards that other companies have experienced in asbestos litigation, the result of any future litigation of such claims is inherently unpredictable.

It is PPG's policy to accrue expenses for environmental contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Reserves for environmental contingencies are exclusive of claims against third parties and are generally not discounted. As of Dec. 31, 2003 and 2002, PPG had reserves for environmental contingencies totaling $92 million and $87 million, respectively. Pretax charges against income for environmental remediation costs in 2003, 2002 and 2001 totaled $21 million, $15 million and $29 million, respectively, and are included in "Other charges" in the accompanying statement of income. Cash outlays related to such environmental remediation aggregated $16 million, $22 million and $19 million in 2003, 2002 and 2001, respectively.

Management anticipates that the resolution of the Company's environmental contingencies will occur over an extended period of time. Over the past 10 years the pretax charges against income have ranged between $10 million and $49 million per year. We anticipate that charges against income in 2004 will be within that range. It is possible, however, that technological, regulatory and enforcement developments, the results of environmental studies and other factors could alter this expectation. In management's opinion, the Company operates in an environmentally sound manner and the outcome of the Company's environmental contingencies will not have a material effect on PPG's financial position or liquidity.

In addition to the amounts currently reserved, the Company may be subject to loss contingencies related to environmental matters estimated to be as much as $200 million to $400 million, which range is unchanged from the prior year end. Such unreserved losses are reasonably possible but are not currently considered to be probable of occurrence. The Company's environmental contingencies are expected to be resolved over an extended period of time.

Although the unreserved exposure to future loss relates to all sites, a significant portion of such exposure involves three operating plant sites in our chemicals segment. Initial remedial actions are occurring at these sites. Studies to determine the nature of the contamination are reaching completion and the need for additional remedial actions, if any, is presently being evaluated. The loss contingencies related to the remaining portion of such unreserved exposure include significant unresolved issues such as the nature and extent of contamination, if any, at these other sites and the methods that may have to be employed should remediation be required. The most significant of these sites is the Calcasieu River estuary, near our Lake Charles, La. chemicals plant. The U.S. Environmental Protection Agency (USEPA) has completed investigation of contamination levels in the Calcasieu River estuary and issued a Final Remedial Investigation Report in September 2003, which incorporates the Human Health and Ecological Risk Assessments, indicating that elevated levels of risk exist in the estuary. PPG is negotiating with the Louisiana Department of Environmental Quality and other parties to fund a feasibility study. Based upon the results of the feasibility study, an evaluation will be made to determine, what, if any, role PPG would have with respect to future remedial actions.

With respect to certain waste sites, the financial condition of any other potentially responsible parties also contributes to the uncertainty of estimating PPG's final costs. Although contributors of waste to sites involving other potentially responsible parties may face governmental agency assertions of joint and several liability, in general, final allocations of costs are made based on the relative contributions of wastes to such sites. PPG is generally not a major contributor to such sites.

The impact of evolving programs, such as natural resource damage claims, industrial site reuse initiatives and state remediation programs, also adds to the present uncertainties with regard to the ultimate resolution of this unreserved exposure to future loss. The Company's assessment of the potential impact of these environmental contingencies is subject to considerable uncertainty due to the complex, ongoing and evolving process of investigation and remediation, if necessary, of such environmental contingencies.

In June 2003, our partner in a fiber glass joint venture in South America filed for bankruptcy. Upon resolution of the bankruptcy proceedings, the partner's ownership interest may transfer to one of its senior secured creditors or be sold. While PPG expects operations at the joint venture to continue, the Company is currently evaluating its options with respect to this venture, which include its sale or the liquidation of the venture. Should liquidation occur, PPG's exposure to loss would be limited to $12 million, which includes a combination of the Company's investment, outstanding receivables and a loan guarantee related to this venture.

## 14. Shareholders' Equity

A class of 10 million shares of preferred stock, without par value, is authorized but unissued. Common stock has a par value of $1.66⅔ per share; 600 million shares are authorized.

The following table summarizes the shares outstanding for the three years ended Dec. 31, 2003:

| | *Common Stock* | *Treasury Stock* | *ESOP Shares* | *Shares Outstanding* |
|---|---|---|---|---|
| Balance, Jan. 1, 2001 | 290,573,068 | (122,350,519) | (476) | 168,222,073 |
| Purchases | — | (109,400) | (583,598) | (692,998) |
| Issuances/releases | — | 600,065 | 359,116 | 959,181 |
| Balance, Dec. 31, 2001 | 290,573,068 | (121,859,854) | (224,958) | 168,488,256 |
| Issuances/releases | — | 871,725 | 82,212 | 953,937 |
| Balance, Dec. 31, 2002 | 290,573,068 | (120,988,129) | (142,746) | 169,442,193 |
| Issuances/releases | — | 1,479,576 | 4,870 | 1,484,446 |
| ***Balance, Dec. 31, 2003*** | 290,573,068 | (119,508,553) | (137,876) | 170,926,639 |

ESOP shares represent the unreleased new shares held by the ESOP that are not considered outstanding under SOP 93-6 (see Notes 1 and 16). The number of ESOP shares changes as a result of the purchases of new shares and releases of shares to participant accounts by the ESOP.

PPG has a Shareholders' Rights Plan, under which each share of the Company's outstanding common stock has an associated preferred share purchase right. The rights are exercisable only under certain circumstances and allow holders of such rights to purchase common stock of PPG or an acquiring company at a discounted price, which would generally be 50% of the respective stocks' current fair market value.

Per share cash dividends paid were $1.73 in 2003, $1.70 in 2002 and $1.68 in 2001.

## 15. Accumulated Other Comprehensive Loss

| *(Millions)* | *Unrealized Currency Translation Adjustment* | *Minimum Pension Liability Adjustment* | *Unrealized Gain (Loss) on Marketable Securities* | *Unrealized Gain (Loss) on Derivatives* | *Accumulated Other Comprehensive Loss* |
|---|---|---|---|---|---|
| Balance, Jan. 1, 2001 | $(282) | $ (29) | $ — | $ — | $ (311) |
| Net change | (131) | (20) | 10 | (8) | (149) |
| Balance, Dec. 31, 2001 | (413) | (49) | 10 | (8) | (460) |
| Net change | 73 | (726) | (5) | 17 | (641) |
| Balance, Dec. 31, 2002 | (340) | (775) | 5 | 9 | (1,101) |
| Net change | 328 | 147 | (3) | (13) | 459 |
| ***Balance, Dec. 31, 2003*** | $ (12) | $(628) | $ 2 | $ (4) | $ (642) |

Unrealized currency translation adjustments exclude income tax expense (benefit) given that the earnings of non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time. The income tax benefit associated with the minimum pension liability adjustment was a reduction in the benefit of $69 million in 2003 and an increase in the benefit of $416 million in 2002. The unrealized gain (loss) on marketable securities and derivatives is presented net of tax.

The 2003 net change in unrealized gain (loss) on marketable securities includes the reclassification to "Other earnings" in the accompanying statement of income for realized gains of $15 million, $9 million net of tax, related to the sale of these marketable securities.

### 16. Employee Stock Ownership Plan

Our employee stock ownership plan (ESOP) covers substantially all U.S. employees. The Company makes matching contributions to the ESOP based upon participants' savings, subject to certain limitations, the matching percentage being based upon our return on average capital for the previous year.

Compensation (benefit) expense related to the ESOP for 2003, 2002 and 2001 totaled $(0.3) million, $(2) million and $6 million, respectively. Cash contributions to the ESOP for 2003, 2002 and 2001 totaled $3 million, $2 million and $17 million, respectively. The decline in compensation expense and cash contributions to the ESOP in 2003 and 2002 was due principally to the decline in the Company's matching percentage. Interest expense totaled $3 million, $4 million and $7 million for 2003, 2002 and 2001, respectively. The tax deductible dividends on PPG shares held by the ESOP were $39 million for 2003, $42 million for 2002 and $44 million for 2001.

Shares held by the ESOP as of Dec. 31, 2003 and 2002, are as follows:

| | 2003 | | 2002 | |
|---|---|---|---|---|
| | *Old Shares* | *New Shares* | *Old Shares* | *New Shares* |
| Allocated shares | 11,529,265 | 3,836,570 | 10,649,783 | 3,831,700 |
| Unreleased shares | 1,871,069 | 137,876 | 2,750,551 | 142,746 |
| ***Total*** | 13,400,334 | 3,974,446 | 13,400,334 | 3,974,446 |

The fair value of unreleased new ESOP shares was $9 million and $7 million as of Dec. 31, 2003 and 2002, respectively. The average cost of the unreleased old ESOP shares was $21 per share.

### 17. Other Earnings

| *(Millions)* | 2003 | 2002 | 2001 |
|---|---|---|---|
| Interest income | $ 10 | $ 9 | $15 |
| Royalty income | 29 | 26 | 26 |
| Share of net (loss) earnings of equity affiliates (See Note 5) | (4) | (1) | 15 |
| Other | 68 | 61 | 42 |
| ***Total*** | $103 | $95 | $98 |

### 18. Stock-Based Compensation

PPG has a number of stock-based compensation plans, the most significant of which are the PPG Stock Plan and the Challenge 2000 Stock Plan, for which no compensation expense has been recognized. In addition, a portion of the amounts paid under the Company's total shareholder return plans and its incentive compensation and management award plans may be paid in PPG common stock. Total compensation cost related to these other plans was $60 million, $45 million and $45 million in 2003, 2002 and 2001, respectively.

Under the PPG Stock Plan, certain employees of the Company have been granted options to purchase shares of common stock at prices equal to the fair market value of the shares on the date the options were granted. The options are exercisable beginning from six to 12 months after being granted and have a maximum term of 10 years. Shares available for future grants under this plan were 11,953,100 and 13,983,500 as of Dec. 31, 2003 and 2002, respectively.

On July 1, 1998, the Company granted to substantially all active employees of the Company and its majority owned subsidiaries the option to purchase 100 shares of common stock at its then fair market value of $70 per share under the Challenge 2000 Stock Plan. The options are exercisable beginning July 1, 2003 and expire on June 30, 2008.

In accordance with APB No. 25, no compensation cost for the PPG Stock Plan and Challenge 2000 Stock Plan has been recognized in the accompanying financial statements. Had compensation cost for these PPG stock option plans been determined based upon the estimated fair value at the grant date consistent with the methodology prescribed in SFAS No. 123, net income (loss), earnings (loss) per common share and earnings (loss) per common share — assuming dilution for 2003, 2002 and 2001 would have been as follows:

| *(Millions, except per share amounts)* | 2003 | 2002 | 2001 |
|---|---|---|---|
| ***Net income (loss)*** | | | |
| Reported net income (loss) | $ 494 | $ (69) | $ 387 |
| Impact of SFAS No. 123 | (18) | (24) | (24) |
| ***Pro forma net income (loss)*** | $476 | $ (93) | $ 363 |
| ***Earnings (loss) per common share*** | | | |
| Reported earnings (loss) | $2.91 | $(0.41) | $2.30 |
| Impact of SFAS No. 123 | (0.11) | (0.14) | (0.14) |
| ***Pro forma earnings (loss)*** | $2.80 | $(0.55) | $2.16 |
| ***Earnings (loss) per common share— assuming dilution*** | | | |
| Reported earnings (loss) | $2.89 | $(0.41) | $2.29 |
| Impact of SFAS No. 123 | (0.11) | (0.14) | (0.14) |
| ***Pro forma earnings (loss)*** | $2.78 | $(0.55) | $2.15 |

The weighted average fair value of options granted was $11.57 per share in 2003, $12.40 per share in 2002 and $11.93 per share in 2001. The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Risk-free interest rate | 3.0% | 4.1% | 5.2% |
| Expected life of option in years | 4.8 | 4.3 | 4.3 |
| Expected dividend yield | 3.0% | 2.8% | 2.7% |
| Expected volatility | 32.0% | 32.4% | 26.3% |

The following table summarizes stock option activity under all plans for the three years ended Dec. 31, 2003:

| *Stock option activity* | *Number of shares subject to options* | *Weighted average exercise price per share* |
|---|---|---|
| Outstanding, Jan. 1, 2001 | 13,186,729 | $58.81 |
| Granted | 2,697,920 | 51.52 |
| Exercised | (871,389) | 45.99 |
| Terminated | (502,581) | 62.66 |
| Outstanding, Dec. 31, 2001 | 14,510,679 | 58.09 |
| Granted | 2,613,972 | 50.91 |
| Exercised | (1,225,031) | 49.14 |
| Terminated | (1,093,835) | 62.29 |
| Outstanding, Dec. 31, 2002 | 14,805,785 | 57.25 |
| Granted | 2,525,637 | 49.33 |
| Exercised | (1,810,489) | 49.06 |
| Terminated | (831,970) | 60.65 |
| ***Outstanding, Dec. 31, 2003*** | 14,688,963 | $56.71 |

The following table summarizes information about stock options outstanding and exercisable as of Dec. 31, 2003:

| | *Options outstanding* | | | *Options exercisable* | |
|---|---|---|---|---|---|
| *Range of exercise price per share* | *Number of shares* | *Weighted average remaining contractual life (years)* | *Weighted average exercise price per share* | *Number of shares* | *Weighted average exercise price per share* |
| $37.50 - $50.81 | 4,787,275 | 7.78 | $ 48.43 | 2,756,875 | $48.97 |
| $51.00 - $62.00 | 6,440,855 | 4.95 | $ 56.18 | 6,050,069 | $56.19 |
| $62.13 - $76.31 | 3,460,833 | 3.59 | $ 69.14 | 3,407,484 | $69.24 |
| | 14,688,963 | 5.55 | $ 56.71 | 12,214,428 | $58.20 |

As of Dec. 31, 2002, options were exercisable for 10.4 million shares at a weighted average exercise price of $55.96 per common share. The corresponding amounts as of Dec. 31, 2001, were 9.8 million and $56.86 per common share, respectively.

## 19. Advertising Costs

Advertising costs are expensed as incurred and totaled $81 million, $74 million and $62 million in 2003, 2002 and 2001, respectively.

## 20. Research and Development

| *(Millions)* | 2003 | 2002 | 2001 |
|---|---|---|---|
| Research and development — total | $306 | $289 | $283 |
| Less depreciation on research facilities | 16 | 16 | 17 |
| ***Research and development — net*** | $290 | $273 | $266 |

## 21. Quarterly Financial Information (unaudited)

| | *Net Sales (Millions)* | *Gross Profit (Millions)* | *Net Income (Loss) (Millions)* | *Earnings (Loss) Per Common Share* | *Earnings (Loss) Per Common Share—Assuming Dilution* |
|---|---|---|---|---|---|
| *2003 quarter ended* | | | | | |
| March 31(1) | $2,071 | $ 729 | $ 78 | $ .46 | $ .46 |
| June 30(2) | 2,304 | 859 | 152 | .90 | .89 |
| September 30 | 2,206 | 836 | 142 | .83 | .83 |
| December 31 | 2,175 | 811 | 122 | .72 | .71 |
| ***Total*** | $8,756 | $3,235 | $494 | $2.91 | $2.89 |
| *2002 quarter ended* | | | | | |
| March 31(3) | $1,875 | $ 686 | $ 34 | $ .20 | $ .20 |
| June 30(4) | 2,134 | 809 | (345) | (2.04) | (2.03) |
| September 30 | 2,068 | 777 | 148 | .87 | .87 |
| December 31 | 1,990 | 729 | 94 | .56 | .55 |
| ***Total*** | $8,067 | $3,001 | $ (69) | $ (.41) | $ (.41) |

*(1) First quarter 2003 earnings were reduced by a cumulative effect of accounting change of $6 million, net of tax, or $0.03 a share. Income before cumulative effect of accounting change and related earnings per common share – assuming dilution were $84 million and $0.49 a share, respectively. First quarter 2003 earnings were also reduced by a pretax charge of $1 million for restructuring actions initiated in 2003.*

*(2) Second quarter 2003 earnings were reduced by a pretax charge of $5 million for restructuring actions initiated in 2003 and increased due to the reversal of $2 million of the restructuring reserve originally recorded in 2002.*

*(3) First quarter 2002 earnings were reduced by a cumulative effect of accounting change of $9 million, net of tax, or $0.05 a share. Income before cumulative effect of accounting change and related earnings per common share – assuming dilution were $43 million and $0.25 a share, respectively. First quarter 2002 earnings were also reduced by a pretax charge of $81 million for restructuring and other related activities, including severance and other costs of $66 million and asset dispositions of $15 million.*

*(4) Second quarter 2002 earnings were reduced by a pretax charge of $772 million for the asbestos settlement and increased due to the reversal of $4 million of a coatings restructuring reserve originally recorded in 2001.*

## 22. Business Segment Information

*Segment Organization and Products*

PPG is a multinational manufacturer with three reportable segments: coatings, glass and chemicals. The Company's segments are organized based on differences in products. The glass and fiber glass operations have been aggregated into a single reportable segment. The coatings segment supplies a variety of protective and decorative coatings and finishes along with adhesives, sealants and metal pretreatment products for aerospace, industrial, packaging, architectural, automotive original equipment and aftermarket refinish applications. The glass segment supplies flat glass, fabricated glass and continuous-strand fiber glass for residential and commercial construction, automotive original and replacement markets and industrial applications. The chemicals segment supplies chlor-alkali and specialty chemicals products. The primary chlor-alkali products are chlorine, caustic soda, vinyl chloride monomer, chlorinated solvents, chlorinated benzenes and calcium hypochlorite. The primary specialty chemicals products are *Transitions*® lenses, optical monomers, amorphous silica products and fine chemicals. *Transitions*® lenses are manufactured and distributed by PPG's 51%-owned joint venture with Essilor International. Production facilities and markets for the coatings, glass and chemicals segments are predominantly in North America and Europe. Our businesses are also pursuing opportunities to further develop markets in Asia and South America. Each of the businesses in which PPG is engaged is highly competitive. However, the diversification of product lines and worldwide markets served tends to minimize the impact on PPG's total sales and earnings of changes in demand for a particular product line or in a particular geographic area.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company allocates resources to segments and evaluates the performance of segments based upon reported segment income before interest expense — net, income taxes and minority interest. Substantially all corporate administrative expenses are allocated to the segments. The portion not allocated to the segments represents the unallocated cost of certain insurance and employee benefit programs and gains and losses related to the disposal of corporate assets and is included in "Other unallocated corporate expense — net." Net periodic pension income and expense is allocated to the segments. Prepaid pension assets for U.S. defined benefit plans in 2001 are not allocated to the segments and are included in corporate assets. Intersegment sales and transfers are recorded at selling prices that approximate market prices.

| (Millions) **Segments** | *Coatings*[1] | *Glass*[2] | *Chemicals*[3] | *Corporate*[4] | *Consolidated Totals* |
|---|---|---|---|---|---|
| **2003** | | | | | |
| Net sales to external customers | $4,835 | $2,150 | $1,771 | $ — | $8,756 |
| Intersegment net sales | 1 | 1 | 11 | (13) | — |
| ***Total net sales*** | $4,836 | $2,151 | $1,782 | $ (13) | $8,756 |
| Operating income (loss) | $ 707 | $ 71 | $ 232 | $ (32) | $ 978 |
| Asbestos settlement — net (see Note 13) | | | | | (38) |
| Interest — net | | | | | (97) |
| ***Income before income taxes, minority interest and cumulative effect of accounting change*** | | | | | $ 843 |
| Depreciation and amortization (See Note 1) | $ 155 | $ 125 | $ 93 | $ 21 | $ 394 |
| Share of net earnings (loss) of equity affiliates | $ 1 | $ (1) | $ (4) | $ — | $ (4) |
| Segment assets[5] | $4,385 | $1,583 | $1,065 | $1,391 | $8,424 |
| Investments in equity affiliates | $ 23 | $ 108 | $ 8 | $ 15 | $ 154 |
| Expenditures for long-lived assets | $ 79 | $ 71 | $ 48 | $ 7 | $ 205 |
| **2002** | | | | | |
| Net sales to external customers | $4,482 | $2,071 | $1,514 | $ — | $8,067 |
| Intersegment net sales | 1 | 24 | 6 | (31) | — |
| ***Total net sales*** | $4,483 | $2,095 | $1,520 | $ (31) | $8,067 |
| Operating income (loss) | $ 605 | $ 143 | $ 124 | $ (26) | $ 846 |
| Asbestos settlement — net (See Note 13) | | | | | (755) |
| Interest — net | | | | | (119) |
| ***Loss before income taxes, minority interest and cumulative effect of accounting change*** | | | | | $ (28) |
| Depreciation and amortization (See Note 1) | $ 156 | $ 124 | $ 97 | $ 21 | $ 398 |
| Share of net (loss) earnings of equity affiliates | $ (3) | $ — | $ (1) | $ 3 | $ (1) |
| Segment assets[5] | $4,140 | $1,601 | $1,098 | $1,024 | $7,863 |
| Investments in equity affiliates | $ 23 | $ 91 | $ 28 | $ 15 | $ 157 |
| Expenditures for long-lived assets | $ 95 | $ 92 | $ 42 | $ 21 | $ 250 |
| **2001** | | | | | |
| Net sales to external customers | $4,410 | $2,236 | $1,523 | $ — | $8,169 |
| Intersegment net sales | 2 | 1 | 8 | (11) | — |
| ***Total net sales*** | $4,412 | $2,237 | $1,531 | $ (11) | $8,169 |
| Operating income (loss) | $ 495 | $ 255 | $ 91 | $ (21) | $ 820 |
| Interest — net | | | | | (154) |
| ***Income before income taxes, minority interest and cumulative effect of accounting change*** | | | | | $ 666 |
| Depreciation and amortization (See Note 1) | $ 193 | $ 137 | $ 97 | $ 20 | $ 447 |
| Share of net earnings of equity affiliates | $ — | $ 9 | $ 1 | $ 5 | $ 15 |
| Segment assets[5] | $4,160 | $1,596 | $1,105 | $1,591 | $8,452 |
| Investments in equity affiliates | $ 24 | $ 94 | $ 26 | $ 13 | $ 157 |
| Expenditures for long-lived assets | $ 109 | $ 85 | $ 58 | $ 31 | $ 283 |

*(continued on next page)*

(continued)

| (Millions) **Geographic Information** | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Net sales**[6] | | | |
| United States | $5,587 | $5,298 | $5,469 |
| Europe | 1,879 | 1,603 | 1,507 |
| Canada | 583 | 528 | 545 |
| Other | 707 | 638 | 648 |
| ***Total*** | $8,756 | $8,067 | $8,169 |
| **Operating income** | | | |
| United States[7] | $ 660 | $ 660 | $ 664 |
| Europe[8] | 226 | 120 | 103 |
| Canada[9] | 43 | 37 | 38 |
| Other[10] | 81 | 55 | 36 |
| ***Total***[11] | $1,010 | $ 872 | $ 841 |
| Interest — net | (97) | (119) | (154) |
| Asbestos settlement — net (See Note 13) | (38) | (755) | — |
| Other unallocated corporate expense — net | (32) | (26) | (21) |
| ***Income (loss) before income taxes, minority interest and cumulative effect of accounting change*** | $ 843 | $ (28) | $ 666 |
| **Long-lived assets**[12] | | | |
| United States | $2,645 | $2,799 | $3,764 |
| Europe | 1,203 | 1,034 | 964 |
| Canada | 219 | 193 | 191 |
| Other | 438 | 411 | 473 |
| ***Total*** | $4,505 | $4,437 | $5,392 |
| **Identifiable assets** | | | |
| United States[13] | $5,158 | $4,943 | $5,606 |
| Europe | 2,032 | 1,798 | 1,646 |
| Canada | 368 | 321 | 314 |
| Other | 866 | 801 | 886 |
| ***Total*** | $8,424 | $7,863 | $8,452 |

*(1) Coatings segment income in 2003, 2002 and 2001 includes pretax charges of $2 million, $73 million and $85 million, respectively, for restructuring and other related activities.*
*(2) Glass segment income in 2003, 2002 and 2001 includes pretax charges of $2 million, $1 million and $10 million, respectively, for restructuring and other related activities.*
*(3) Chemicals segment income in 2002 and 2001 includes pretax charges of $1 million and $7 million, respectively, for restructuring and other related activities.*
*(4) Corporate intersegment net sales represent intersegment net sales eliminations. Corporate income (loss) represents unallocated corporate income and expenses. The corporate loss in 2002 and 2001 includes pretax charges of $2 million and $1 million, respectively, for restructuring and other related activities.*
*(5) Segment assets are the total assets used in the operation of each segment. Corporate assets are principally cash and cash equivalents and deferred tax assets and in 2001 prepaid pensions. See Note 12.*
*(6) Net sales to external customers are attributed to individual countries based upon the location of the operating unit shipping the product.*
*(7) Operating income in 2003, 2002 and 2001 includes pretax charges of $2 million, $28 million and $49 million, respectively, for restructuring and other related activities.*
*(8) Operating income in 2003, 2002 and 2001 includes pretax charges of $2 million, $44 million and $44 million, respectively, for restructuring and other related activities.*
*(9) Operating income in 2002 and 2001 includes pretax charges of $3 million and $4 million, respectively, for restructuring and other related activities.*
*(10) Operating income in 2002 and 2001 includes pretax charges of $2 million and $6 million, respectively, for restructuring and other related activities.*
*(11) Operating income in 2003, 2002 and 2001 includes pretax charges of $4 million, $77 million and $103 million, respectively, for restructuring and other related activities.*
*(12) Long-lived assets include property, goodwill and identifiable intangible assets, net of accumulated depreciation and amortization, and other assets except for non-current trade and notes receivable and deferred tax assets.*
*(13) Includes corporate assets which are principally cash and cash equivalents and deferred tax assets and in 2001 prepaid pensions.*

# Part II—continued

### Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

### Item 9a. Controls and Procedures

(a) *Evaluation of disclosure controls and procedures.* Based on their evaluation as of the end of the period covered by this Form 10-K, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) *Changes in internal control over financial reporting.* There were no significant changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

# Part III

### Item 10. Directors and Executive Officers of the Registrant

The information required by Item 10 and not otherwise set forth below is contained under the caption "Election of Directors" in the Registrant's definitive Proxy Statement for its 2004 Annual Meeting of Shareholders (the "Proxy Statement"), which will be filed with the Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year, and is incorporated herein by reference.

The executive officers of the Company are elected annually in April by the Board of Directors. The business experience during the past five years of each Executive Officer as required by Item 10 is set forth below.

| Name | Age | Title |
|---|---|---|
| Raymond W. LeBoeuf | 57 | Chairman of the Board and Chief Executive Officer since November 1997 |
| Charles E. Bunch (a) | 54 | President and Chief Operating Officer since July 2002 |
| James C. Diggs | 55 | Senior Vice President and General Counsel since July 1997 |
| William H. Hernandez | 55 | Senior Vice President, Finance since January 1995 |

*(a) Mr. Bunch was Executive Vice President and Senior Vice President, Strategic Planning and Corporate Services prior to his present position.*

The information required by Item 405 of Regulation S-K is included in the Proxy Statement under the caption "Miscellaneous — Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

The Board of Directors has determined that most members of the Audit Committee, including the Chair of the Audit Committee, Michele J. Hooper, are "audit committee financial experts" within the meaning of Item 401(h) of Regulation S-K. Each member of the Audit Committee is "independent" as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act.

Since 1988, the Company has maintained a Global Code of Ethics applicable to all our employees. The Company has also adopted a Code of Ethics for Senior Financial Officers that is applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of our Global Code of Ethics and our Code of Ethics for Senior Financial Officers, as well as the Company's Corporate Governance Guidelines and the committee charters for each of the committees of the Board of Directors, can be obtained from our Internet website at **www.ppg.com** and will be made available to any shareholder upon request. The Company intends to disclose any waivers from, or amendments to, the Code of Ethics for Senior Financial Officers by posting a description of such waiver or amendment on our Internet website. However, the Company has never granted a waiver from either the Global Code of Ethics or the Code of Ethics for Senior Financial Officers.

### Item 11. Executive Compensation

The information required by Item 11 is contained in the Proxy Statement under the captions "Compensation of Executive Officers" and "Election of Directors — Compensation of Directors" and is incorporated herein by reference.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is contained in Item 5 of this Form 10-K and in the Proxy Statement under the caption "Voting Securities" and is incorporated herein by reference.

### Item 13. Certain Relationships and Related Transactions

The information required by Item 13 is contained in the Proxy Statement under the caption "Election of Directors — Other Transactions" and is incorporated herein by reference.

### Item 14. Principal Accountant Fees and Services

The information required by Item 14 is contained in the Proxy Statement under the caption "Auditors" and is incorporated herein by reference.

# Part IV

## Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) Financial Statements and Independent Auditors' Report (see Part II, Item 8 of this Form 10-K).

The following information is filed as part of this Form 10-K:



(b) Financial Statement Schedules for years ended December 31, 2003, 2002 and 2001.

The following should be read in conjunction with the previously referenced financial statements:

### Schedule II—Valuation and Qualifying Accounts

### For the Years Ended December 31, 2003, 2002 and 2001

| *(Millions)* | *Balance at Beginning of Year* | *Charged to Costs and Expenses* | *Deductions(1)* | *Balance at End of Year* |
|---|---|---|---|---|
| Allowance for doubtful accounts: | | | | |
| 2003 | $48 | $ 13 | $(16) | $45 |
| 2002 | $44 | $ 24 | $(20) | $48 |
| 2001 | $37 | $ 30 | $(23) | $44 |

*(1) Notes and accounts receivable written off as uncollectible, net of recoveries, and changes attributable to foreign currency translation.*

All other schedules are omitted because they are not applicable.

(c) Reports on Form 8-K. The Company filed a Form 8-K relating to a press release dated October 16, 2003. The release announced the Company's third quarter 2003 financial results.

The Company filed a Form 8-K issuing a press release dated October 16, 2003. The press release announced that Victoria F. Haynes, president and chief operating officer of Research Triangle Institute, has been elected a member of PPG's Board of Directors.

The Company filed a Form 8-K relating to a press release dated January 15, 2004. The release announced the Company's fourth quarter and full year 2003 financial results.

The Company filed a Form 8-K dated January 15, 2004 that stated that PPG may begin repurchasing PPG Industries shares, from time to time, in market transactions of small amounts under a previously announced and unused ten million share repurchase program.

(d) Exhibits. The following exhibits are filed as a part of, or incorporated herein by reference into, this Form 10-K.

3 The Restated Articles of Incorporation, as amended, were filed as Exhibit 3 to the Registrant's Form 10-Q for the quarter ended March 31, 1995.

3.1 Statement with Respect to Shares, amending the Restated Articles of Incorporation effective April 21, 1998 was filed as Exhibit 3.1 to the Registrant's Form 10-K for the year ended December 31, 1998.

†3.2 The Bylaws, as amended on December 11, 2003.

4 The Shareholders' Rights Plan was filed as Exhibit 4 on the Registrant's Form 8-K, dated February 19, 1998.

4.1 Indenture, dated as of August 1, 1982, was filed as Exhibit 4.1 to PPG's Registration Statement on Form S-3 (No. 333-44397) dated January 16, 1998 (the "1998 Form S-3").

4.2 First Supplemental Indenture, dated as of April 1, 1986, was filed as Exhibit 4.2 to the 1998 Form S-3.

4.3 Second Supplemental Indenture, dated as of October 1, 1989, was filed as Exhibit 4.3 to the 1998 Form S-3.

4.4 Third Supplemental Indenture, dated as of November 1, 1995, was filed as Exhibit 4.4 to the 1998 Form S-3.

*10 The Supplemental Executive Retirement Plan II, as amended, and the Change in Control Employment Agreement were filed as Exhibits 10.2 and 10.5, respectively, to the Registrant's Form 10-Q for the quarter ended September 30, 1995. PPG Industries, Inc. Deferred Compensation Plan for Directors was filed as Exhibit 10.3 to the Registrant's Form 10-K for the year ended December 31, 1997. PPG Industries, Inc. Incentive Compensation and Deferred Income Plan for Key Employees, as amended, was filed as Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended March 31, 2000. PPG Industries, Inc. Nonqualified Retirement Plan dated as of January 1, 1989, as amended February 21, 2002, was filed as Exhibit 10.1 to the Registrant's Form 10-K for the year ended December 31, 2001. PPG Industries, Inc. Stock Plan, dated as of April 17, 1997, as amended

April 18, 2002, was filed as Exhibit 10.3 to the Registrant's Form 10-K for the year ended December 31, 2001. PPG Industries, Inc. Management Award and Deferred Income Plan was filed as Exhibit 10.1 to the Registrant's Form 10-K for the year ended December 31, 2002. PPG Industries, Inc. Directors' Common Stock Plan, as amended February 20, 2002, was filed as Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended March 31, 2003. PPG Industries, Inc. Challenge 2000 Stock Plan was filed as Exhibit 10.2 to the Registrant's Form 10-Q for the quarter ended March 31, 2003.

†*10.1 PPG Industries, Inc. Executive Officers Annual Incentive Compensation Plan, as amended effective February 18, 2004.

†*10.2 PPG Industries, Inc. Deferred Compensation Plan, as amended effective February 18, 2004.

†*10.3 PPG Industries, Inc. Total Shareholder Return Plan for Key Employees, as amended effective February 18, 2004.

†*10.4 PPG Industries, Inc. Executive Officers' Total Shareholder Return Plan, as amended effective February 18, 2004.

†12 Computation of Ratio of Earnings to Fixed Charges for the Five Years Ended December 31, 2003.

†21 Subsidiaries of the Registrant.

†23 Independent Auditors' Consent.

†24 Powers of Attorney.

†31.1 Certification of Principal Executive Officer Pursuant to Rule 13a-15(e) or 15d-15(e) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

†31.2 Certification of Principal Financial Officer Pursuant to Rule 13a-15(e) or 15d-15(e) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

†32.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†32.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†99.1 Market Information, Dividends and Holders of Common Stock.

†99.2 Selected Financial Data for the Five Years Ended December 31, 2003.

† Filed herewith.

* Items referred to in Exhibits 10, 10.1, 10.2, 10.3 and 10.4 and incorporated by reference or filed herewith are either management contracts, compensatory plans or arrangements required to be filed as an exhibit hereto pursuant to Item 601 of Regulation S-K.

# Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on February 19, 2004.

PPG INDUSTRIES, INC.
(Registrant)

By William H. Hernandez
*W. H. Hernandez, Senior Vice President, Finance*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities indicated, on February 19, 2004.

| **Signature** | **Capacity** |
|---|---|
| Raymond W. LeBoeuf<br>R. W. LeBoeuf | Director, Chairman of the Board and Chief Executive Officer |
| William H. Hernandez<br>W. H. Hernandez | Senior Vice President, Finance (Principal Financial and Accounting Officer) |
| J. G. Berges | Director |
| C. E. Bunch | Director |
| E. B. Davis, Jr. | Director |
| M. J. Hooper | Director |
| A. J. Krowe | Director |
| R. Mehrabian | Director |
| R. Ripp | Director |
| T. J. Usher | Director |
| D. R. Whitwam | Director |

By William H. Hernandez
W. H. Hernandez, *Attorney-in-Fact*

# Certifications

## PRINCIPAL EXECUTIVE OFFICER CERTIFICATION

I, Raymond W. LeBoeuf, certify that:

1. I have reviewed this annual report on Form 10-K of PPG Industries, Inc. ("PPG");
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of PPG as of, and for, the periods presented in this annual report;
4. PPG's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for PPG and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to PPG, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   (b) evaluated the effectiveness of PPG's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and
   (c) disclosed in this annual report any change in PPG's internal control over financial reporting that occurred during PPG's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, PPG's internal control over financial reporting; and
5. PPG's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to PPG's auditors and the audit committee of PPG's Board of Directors:
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect PPG's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in PPG's internal control over financial reporting.

Raymond W. LeBoeuf
Chairman of the Board and
Chief Executive Officer
February 19, 2004

## CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of PPG Industries, Inc. on Form 10-K for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Raymond W. LeBoeuf, Chief Executive Officer of PPG Industries, Inc., certify to the best of my knowledge, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of PPG Industries, Inc.

Raymond W. LeBoeuf
Chief Executive Officer
February 19, 2004

# Certifications

## PRINCIPAL FINANCIAL OFFICER CERTIFICATION

I, William H. Hernandez, certify that:

1. I have reviewed this annual report on Form 10-K of PPG Industries, Inc. ("PPG");
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of PPG as of, and for, the periods presented in this annual report;
4. PPG's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for PPG and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to PPG, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   (b) evaluated the effectiveness of PPG's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and
   (c) disclosed in this annual report any change in PPG's internal control over financial reporting that occurred during PPG's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, PPG's internal control over financial reporting; and
5. PPG's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to PPG's auditors and the audit committee of PPG's Board of Directors:
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect PPG's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in PPG's internal control over financial reporting.

William H. Hernandez
William H. Hernandez
Senior Vice President, Finance
February 19, 2004

## CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of PPG Industries, Inc. on Form 10-K for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William H. Hernandez, Chief Financial Officer of PPG Industries, Inc., certify to the best of my knowledge, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of PPG Industries, Inc.

William H. Hernandez
William H. Hernandez
Chief Financial Officer
February 19, 2004

# Officer Changes

The following are officer changes since March 2003:

Garry A. Goudy was named vice president, automotive aftermarket, effective March 1, 2004.

David B. Church retired as vice president of chlor-alkali and derivatives, effective March 1, 2004, after 38 years of service. He was succeeded by Michael H. McGarry, effective the same date. McGarry had been general manager of fine chemicals.

# Eleven-Year Digest

| | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 | 1994 | 1993 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Statement of Income** | | | | | | | | | | | |
| Net sales | 8,756 | 8,067 | 8,169 | 8,629 | 7,995 | 7,751 | 7,631 | 7,466 | 7,311 | 6,570 | 5,980 |
| Gross profit (%) | 36.9 | 37.2 | 37.1 | 38.2 | 38.0 | 39.1 | 39.1 | 38.5 | 38.9 | 37.5 | 35.5 |
| Income (loss) before income taxes[1] | 793 | (67) | 634 | 989 | 945 | 1,267 | 1,149 | 1,215 | 1,248 | 840 | 531 |
| Income tax expense (benefit) | 293 | (7) | 247 | 369 | 377 | 466 | 435 | 471 | 480 | 325 | 236 |
| Income (loss) before accounting changes[1] | 500 | (60) | 387 | 620 | 568 | 801 | 714 | 744 | 768 | 515 | 295 |
| Cumulative effect of accounting changes[2] | (6) | (9) | — | — | — | — | — | — | — | — | (273) |
| Net income (loss)[1] | 494 | (69) | 387 | 620 | 568 | 801 | 714 | 744 | 768 | 515 | 22 |
| Return on average capital (%)[1][3][4] | 12.9/13.0 | .2/.3 | 8.4 | 12.1 | 12.7 | 19.6 | 19.1 | 20.3 | 21.6 | 15.3 | 2.2/8.9 |
| Return on average equity (%)[1][3] | 20.2/20.4 | (2.5)/(2.2) | 12.6 | 19.7 | 19.3 | 29.4 | 28.8 | 29.5 | 28.8 | 20.1 | .9/10.7 |
| Earnings (loss) per common share before accounting changes[1] | 2.94 | (0.36) | 2.30 | 3.60 | 3.27 | 4.52 | 3.97 | 3.96 | 3.80 | 2.43 | 1.39 |
| Cumulative effect of accounting changes on earnings (loss) per common share | (0.03) | (0.05) | — | — | — | — | — | — | — | — | (1.29) |
| Earnings (loss) per common share[1] | 2.91 | (0.41) | 2.30 | 3.60 | 3.27 | 4.52 | 3.97 | 3.96 | 3.80 | 2.43 | .10 |
| Average number of common shares | 169.9 | 169.1 | 168.3 | 172.3 | 173.8 | 177.0 | 179.8 | 187.8 | 202.0 | 211.9 | 212.6 |
| Earnings (loss) per common share — assuming dilution[1] | 2.89 | (0.41) | 2.29 | 3.57 | 3.23 | 4.48 | 3.94 | 3.93 | 3.78 | 2.42 | .10 |
| Dividends | 294 | 287 | 283 | 276 | 264 | 252 | 239 | 237 | 239 | 238 | 221 |
| Per share | 1.73 | 1.70 | 1.68 | 1.60 | 1.52 | 1.42 | 1.33 | 1.26 | 1.18 | 1.12 | 1.04 |
| **Balance Sheet** | | | | | | | | | | | |
| Current assets | 3,537 | 2,945 | 2,703 | 3,093 | 3,062 | 2,660 | 2,584 | 2,296 | 2,275 | 2,168 | 2,026 |
| Current liabilities | 2,139 | 1,920 | 1,955 | 2,543 | 2,384 | 1,912 | 1,662 | 1,769 | 1,629 | 1,425 | 1,281 |
| Working capital | 1,398 | 1,025 | 748 | 550 | 678 | 748 | 922 | 527 | 646 | 743 | 745 |
| Property (net) | 2,566 | 2,632 | 2,752 | 2,941 | 2,933 | 2,905 | 2,855 | 2,913 | 2,835 | 2,742 | 2,787 |
| Total assets | 8,424 | 7,863 | 8,452 | 9,125 | 8,914 | 7,387 | 6,868 | 6,441 | 6,194 | 5,894 | 5,652 |
| Long-term debt | 1,339 | 1,699 | 1,699 | 1,810 | 1,836 | 1,081 | 1,257 | 834 | 736 | 773 | 774 |
| Shareholders' equity | 2,911 | 2,150 | 3,080 | 3,097 | 3,106 | 2,880 | 2,509 | 2,483 | 2,569 | 2,557 | 2,473 |
| Per share | 17.03 | 12.69 | 18.28 | 18.41 | 17.86 | 16.46 | 14.11 | 13.57 | 13.23 | 12.35 | 11.57 |
| **Other Data** | | | | | | | | | | | |
| Capital spending[5] | 220 | 260 | 301 | 676 | 1,833 | 877 | 829 | 489 | 454 | 356 | 293 |
| Depreciation expense | 365 | 366 | 375 | 374 | 366 | 354 | 348 | 340 | 332 | 318 | 331 |
| Quoted market price | | | | | | | | | | | |
| High | 64.42 | 62.84 | 59.75 | 65.06 | 70.75 | 76.63 | 67.50 | 62.25 | 47.88 | 42.13 | 38.13 |
| Low | 42.61 | 41.41 | 38.99 | 36.00 | 47.94 | 49.13 | 48.63 | 42.88 | 34.88 | 33.75 | 29.63 |
| Year-end | 64.02 | 50.15 | 51.72 | 46.31 | 62.56 | 58.19 | 57.13 | 56.13 | 45.75 | 37.13 | 37.88 |
| Price/earnings ratio[6] | | | | | | | | | | | |
| High | 22 | 25 | 26 | 18 | 22 | 17 | 17 | 16 | 13 | 17 | 27 |
| Low | 14 | 17 | 17 | 10 | 15 | 11 | 12 | 11 | 9 | 14 | 21 |
| Average number of employees | 32,900 | 34,100 | 34,900 | 36,000 | 33,800 | 32,500 | 31,900 | 31,300 | 31,200 | 30,800 | 31,400 |

*All amounts are in millions of dollars except per share data and number of employees.*
*Data was adjusted, as appropriate, to reflect the two-for-one stock split payable on June 10, 1994.*

(1) *Includes in 2002 an aftertax charge of $484 million, or $2.85 a share, representing the estimated cost of the asbestos settlement.*

(2) *The 2003 change in the method of accounting relates to the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations." The 2002 change in the method of accounting relates to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets." Net income and earnings per share prior to the adoption of SFAS No. 142 on Jan. 1, 2002, included amortization of goodwill and trademarks with indefinite lives which, net of tax, was (in millions) $32, $32, $29 and $14 for 2001, 2000, 1999 and 1998, respectively. Excluding these amounts, net income would have been $419 million, $652 million, $597 million and $815 million and earnings per share would have been $2.49, $3.77, $3.40 and $4.55 for 2001, 2000, 1999 and 1998, respectively. Amounts for such amortization in periods prior to 1998 were not material. The 1993 changes in methods of accounting relate to the adoption of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions;" SFAS No. 109, "Accounting for Income Taxes," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The effect of the 2003 and 1993 changes on net income in the years of change, exclusive of the cumulative effect to Jan. 1 of the year of change and the pro forma effect on individual prior years' net income, was not material.*

(3) *Return on average capital and return on average equity for 2003, 2002 and 1993 were calculated and presented inclusive and exclusive of the cumulative effect of the accounting changes.*

(4) *Return on average capital is calculated using pre-interest, aftertax earnings and average debt and equity during the year.*

(5) *Includes the cost of businesses acquired.*

(6) *Price/earnings ratios were calculated based on high and low market prices during the year and the respective year's earnings per common share. The 2003, 2002 and 1993 ratios were calculated and presented exclusive of the cumulative effect of the accounting changes. The 2002 ratio also excludes an aftertax charge of $484 million representing the estimated cost of the asbestos settlement.*

# PPG Shareholder Information

**World Headquarters**
One PPG Place
Pittsburgh, PA 15272, U.S.A.
Phone (412) 434-3131
Internet: www.ppg.com

**Annual Meeting**
Thursday, April 15, 2004, 11:00 A.M.
112 Washington Place
Pittsburgh Marriott Hotel, City Center
Pittsburgh, PA 15219

**Transfer Agent & Registrar**
Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660

PPG-dedicated phone 1-800-648-8160
Internet inquiries: **www.melloninvestor.com**
As a convenience to our shareholders, by logging on to **www.melloninvestor.com**, and selecting Investor Service Direct, individuals can access their account information, view 1099-DIV's, buy or sell shares pursuant to the company's plan, update an address, and more.
Specific questions regarding the transfer or replacement of stock certificates, dividend check replacement, or dividend tax information should be made to Mellon Investor Services directly at 1-800-648-8160.

**Investor Relations**
General PPG shareholder information may be obtained from Douglas B. Atkinson, Vice President, Investor Relations, by calling (412) 434-3318, or by writing PPG Industries, Investor Relations, One PPG Place, 40E, Pittsburgh, PA 15272.

**Publications Available to Shareholders**
Copies of the following publications will be furnished without charge upon written request to Corporate Communications, 7W, PPG Industries, One PPG Place, Pittsburgh, PA 15272.

**PPG Industries Blueprint** — a booklet summarizing PPG's vision, values, strategies and outcomes.

**PPG's Global Code of Ethics** — an employee guide to corporate conduct policies, including those concerning personal conduct, relationships with customers, suppliers and competitors, protection of corporate assets, responsibilities to the public, and PPG as a global organization.

**PPG's Code of Ethics for Senior Financial Officers** — a supplement to PPG's Global Code of Ethics that is applicable to PPG's principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

**PPG's Business Conduct Policies** — an employee guide that describes in further detail specific corporate policies related to antitrust, conflicts of interest, payments and expenditures, political activity, inside information and crime prevention.

**PPG's Environment, Health and Safety Policy** — a statement describing the Company's commitment, worldwide, to manufacturing, selling and distributing products in a manner that is safe and healthful for its employees, neighbors and customers, and that protects the environment.

**PPG's Environment, Health and Safety Progress Report** — a report of progress during the year with respect to the Company's environment, health and safety commitment.

**PPG's *Responsible Care* Commitment** — a brochure outlining the Company's voluntary activities under the *Responsible Care* initiative of the American Chemistry Council for safe and ethical management of chemicals.

**Dividend Information**
PPG has paid uninterrupted dividends since 1899. The latest quarterly dividend of 44 cents per share, voted by the board of directors on Jan. 15, 2004, results in an annual dividend rate of $1.76 per share.

**Stock Exchange Listings**
PPG common stock is traded on the New York, Pacific and Philadelphia stock exchanges (symbol: PPG).

**Direct Purchase Plan with Dividend Reinvestment Option**
This plan is offered as a service and convenience to shareholders. It allows purchase of shares of PPG stock directly through the plan, as well as dividend reinvestment, direct deposit of dividends, and safekeeping of PPG stock certificates.
For more information, call Mellon Investor Services at 1-800-648-8160.

**Quarterly Stock Market Price**

| | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| *Quarter Ended* | *High* | *Low* | *Close* | *High* | *Low* | *Close* |
| March 31 | $53.25 | $42.61 | $45.08 | $57.34 | $42.62 | $54.91 |
| June 30 | 52.08 | 44.85 | 50.74 | 61.90 | 51.16 | 61.90 |
| Sept. 30 | 57.45 | 49.00 | 52.22 | 62.84 | 44.01 | 44.70 |
| Dec. 31 | 64.42 | 52.01 | 64.02 | 52.80 | 41.41 | 50.15 |

The number of holders of record of PPG common stock as of Jan. 31, 2004, was 28,337, as shown on the records of the Company's transfer agent.

**Dividends**

| | 2003 | | 2002 | |
|---|---|---|---|---|
| *Month of Payment* | *Amount (Millions)* | *Per Share* | *Amount (Millions)* | *Per Share* |
| March | $ 73 | $ .43 | $ 71 | $ .42 |
| June | 73 | .43 | 71 | .42 |
| September | 73 | .43 | 73 | .43 |
| December | 75 | .44 | 72 | .43 |
| ***Total*** | $ 294 | $1.73 | $287 | $1.70 |

**Trademarks**
*Responsible Care* is a trademark of the American Chemistry Council.
*Coatings Care* is a trademark of the National Paint & Coatings Association.
*Lucite*, which is used under license by PPG, is a trademark of E.I. du Pont de Nemours & Co.
*Transitions* is a trademark of Transitions Optical, Inc.
*Latitude* and *Inspiron* are trademarks of Dell Computer Corporation.
*LYNX Services* is a service mark of LYNX Services, L.L.C.
*CEI* is a trademark of The CEI Group, Inc.
*Viread* is a trademark of Gilead Sciences, Inc.
*Fortune* is a trademark of Time, Inc.
These trademarks of PPG are used in this report: *CertifiedFirst, CR39, GLAXIS, GTS, Monarch, Olympic, Pittsburgh, Porter, PPG HPC,* PPG logo, *PPG PROSTARS, Sigma Logic, Teslin, Trivex.*

PPG Industries, Inc.
One PPG Place
Pittsburgh, Pennsylvania 15272
USA
(412) 434-3131
www.ppg.com